

Making Broadband Better

COVAD 2002 ANNUAL REPORT

COVAD®





COVAD AT A GLANCE

Based in Santa Clara, CA, Covad Communications (OTCBB: COVD) is a leading national broadband service provider of high-speed Internet and network access utilizing Digital Subscriber Line (DSL) technology. Founded in 1996, Covad was first to commercially deploy DSL in the United States and we now have the largest national footprint of any DSL company.

We offer DSL and T1 services through resellers, including ISPs and telecommunications carriers. In addition to DSL and T1 services, we also sell managed security and emerging products directly to small businesses and homes through our web site and our telesales center, dedicated Covad sales personnel, affinity groups, and affiliate partners.

BETTER ALL THE TIME

REVENUE



400
350
300
250
200
150
100
50
0
159
333
384
2000
2001
2002

LOSS FROM OPERATIONS



0
-300
-600
-900
-1200
-1500
(1,354)
(537)
(181)
2000
2001
2002

(in millions)

NETWORK HIGHLIGHTS AS OF DECEMBER 31, 2002

Reliability **99.99%** / Homes and business passed **48 million** / Central offices **1,817** / MSAs served **96** / Total Lines (customers) **381,000**

Contents:

To make broadband better, we started by making Covad a better company.

We all know that broadband makes the Internet better. The speed, capacity and always-on capability give business and consumer users more reach, more richness and more reasons to log on and stay on. Recent data on the adoption of high-speed broadband and the number of people that have converted from dial-up is proving that better is translating into demand—broadband has gone mainstream.

So while broadband makes the Internet better, Covad makes broadband better—a better experience for customers and a better business for our partners and shareholders. This strategy brought us success in 2002 and will guide our next phase of growth and financial performance in 2003 and beyond.

"2002 was the year of developing and molding the network and field technician teams into customer-focused, results-oriented and financially disciplined people that eat, sleep, breathe and live execution every day."

MORGAN MCCHESNEY SVP NETWORK OPERATIONS

A BETTER NETWORK

Covad is a DSL provider with truly national coverage on its facilities-based network, passing over 40 million homes and businesses, or almost half the national total of homes served by broadband providers. The market for DSL lines in service is expected to increase at a 47% compounded annual growth rate (CAGR) from 2001 to 2005 and Covad is well positioned to participate in this growth without large capital outlays.

WHAT MAKES OURS A BETTER NETWORK? The original design of the Covad network gives it a powerful advantage over other DSL systems. The network is flexible, so we can implement and support new customer configurations with ease, and our system is engineered to accommodate new technologies and services as they are introduced. Our philosophy of deploying new capacity in response to, not ahead of demand keeps utilization strong and reduces our capital expenditures.

SCALABLE. We can grow and deploy our network in response to demand and still offer consistently high levels of performance.

VISIBLE. Because we manage the network centrally and can monitor the system from ISP to end user we are able to manage end-to-end performance and service.

FLEXIBLE. Our network is designed to accommodate many types of traffic, starting with data and including future value-added services like voice and video.

RELIABLE. Above all, end users can rely on our network for its uptime and its quality-of-service and throughput guarantees.

These qualities allow us to use the network as an engine of revenue growth from line additions to value-added products and services. Virtual private networking, firewall security services and high-capacity hosting facilities are now available to our DSL and T1 customers, all supported by our network reliability.

NETWORK AND PRODUCT COSTS AS A PERCENT OF REVENUES



300
272%
250
200
150
139%
100
78%
50
2000
2001
2002

KEY NETWORK ACHIEVEMENTS IN 2002:

/ Extended DSL service to 96 Metropolitan Statistical Areas (MSAs)

/ Added T1 service in 46 MSAs bringing year end total to 76 MSAs

/ Expanded from 1,713 to 1,817 central offices in service

/ Successfully implemented new customers from agreements with strategic partners



Covad's Network Operations Center (NOC) works 24/7/365 to keep our end-to-end network performance at optimal levels. First established in 1997 using the highest network management standards, our NOC has evolved to serve the unique needs of our high-speed network efficiently and effectively. The NOC's 55 person Technical and Management staff works as a team, and closely with external suppliers to avoid problems before they occur and to react swiftly to protect customer uptime.



"We established broader distribution to allow more customers to purchase our products and services in the way they choose."

PATRICK BENNETT EXECUTIVE VICE PRESIDENT AND GENERAL MANAGER, COVAD BROADBAND SOLUTIONS

BETTER CHANNELS

Our ability to give the right customer the right service at the right time drives our channel strategy. Covad focuses on two distinct customer groups, each with its own value propositions and economics. What never varies is our commitment to end-user value and satisfaction, whether that user is served directly by us, or through a reseller.

The relationships we are building with resellers and direct customers are the platform for the introduction of products and services that add value and convenience. As of the end of 2002, we offered 10 services for businesses and three for consumers, as well as two managed security services. Continuous product and service innovation is a priority for Covad as we deliver on our promise of an ever-better customer experience.

KEY CHANNEL ACHIEVEMENTS IN 2002:

/ Expanded AT&T relationship to include consumer and business segments

/ Announced five-year wholesale service agreement with America Online

/ Signed agreement with Sprint to supply DSL service to business customers

/ Launched new transactional web site for direct sales

/ Expanded outbound and inbound telesales center


Sprint

AT&T

MCI

AOL
FOR BROADBAND

EarthLink

speakeasy

MEGAPATH
NETWORKS

XO

WHOLESALE LEVERAGE THROUGH STRATEGIC PARTNERS

In 2002 over 80% of Covad's revenues were generated through more than 150 resellers, the top tier of which are strategic partners. To these leading ISPs and telecommunications companies including America Online, AT&T, Earthlink, MCI, MegaPath, SBC Communications, Speakeasy, Sprint and XO, we are more than just another supplier. While we provide a range of DSL and T1 services, which they in turn offer to their business and consumer end-users, we also offer them dedicated sales and marketing support, marketing partnerships and tailored product development. We work closely with these resellers to help ensure their business success.

At the root of our attractiveness as a partner is our national footprint of our facilities-based network. We are valued for our deep knowledge of DSL and T1 technologies, and for the flexibility and responsiveness in everything we do, from our billing systems to our network software.


About Covad
Contact Us
COVAD
"In my business, the internet can't be too fast."
Business Solutions
Residential Services
CONNECT
Small Office DSL
Small Business DSL
HOST
Email & Web Hosting
SECURE
Firewall & VPN Services
Switching Services?
Upgrade to the nation's leading DSL provider.
Read More
Multiple Locations?
T1 & DSL for large and distributed businesses.
Read More
Alliance Program
Profit with the leading broadband provider.
Read More
Free!*
Professional Installation &
$99 Equipment
On Selected Products

DIRECT RELATIONSHIPS BUILT ON CUSTOMER VALUE

Covad sells broadband access and related services directly to small businesses and consumers segments under the Covad brand, as well as to smaller resellers and agents. We have a lot to offer our direct customers and the 2002 growth in this channel is evidence of our powerful combination of availability, outstanding service and continuous product innovation.

Our success in this market is telling us that we have something particularly compelling to offer small business—we are big enough to provide business-class broadband at a national level, but small enough to maintain the same responsive, innovative service that our customers demand in serving their own markets. This best-of-both-worlds advantage is important to our brand-building and is reinforced in our marketing and communications programs. While we build brand awareness we also direct prospects to our telesales team and web site, reducing the cost of customer aquisition, and delivering a fast and seamless buying experience.





It's better in broadband. More than 33.6 million Americans accessed the Internet at home via broadband in December 2002, according to Nielsen-NetRatings research. This marks an increase of 59 percent over December 2001. According to Nielsen's research, broadband users spent more time online, conducted more online visits and viewed more pages than narrowband Internet users.



Being easy to do business with is a defining element of our brand and we make that promise real everyday: We help our small business customers choose the right product—they don't need to be "techies" to get it right. We offer one-stop-shopping for all their broadband connectivity needs, in one sales call. We make it easy to get connected and to check on and maintain account status. Covad works the details, so that our customers can focus on what matters most to them—their business.



> "Through a much clearer understanding of our cost drivers, we've established the financial discipline needed to support our drive to profitability."

MARK RICHMAN COVAD CFO

BETTER BUSINESS ECONOMICS

Covad operates on a formula that makes broadband a better business: Grow the number of strong partner and customer relationships by offering better value and a better experience, continually offer product and service enhancements to grow revenue per customer, and keep costs down and asset utilization up by emphasizing demand-led capacity improvement. In simple terms—get more value out of every customer, every investment, every partnership.

FOCUS ON PROFIT-WORTHY CHANNELS, SEGMENTS AND CUSTOMERS. Target segments that offer significant growth, low churn and high potential for new service adoption.

OPTIMIZE SG&A. Eliminate costs that do not contribute to plan results, and continue to fund demand-generating marketing and sales initiatives.

BUILD AND RUN THE MOST COST EFFECTIVE NETWORK IN AMERICA. Commit to demand-led growth and outstanding technical and customer service to protect our facilities-based advantage.

DOING MORE WITH LESS
Operating Expenditures in millions


REVENUE
500
400
300
200
100
0
159
333
384
2000
2001
2002


NETWORK AND PRODUCT COSTS
500
400
300
200
100
0
272%
432
462
298
139%
78%
2000
2001
2002


SALES, MARKETING, GENERAL AND ADMINISTRATION
500
400
300
200
100
0
185%
293
200
150
60%
39%
2000
2001
2002



DAVID MCMORROW
SENIOR VICE PRESIDENT
STRATEGIC DEVELOPMENT

ANDREW LOCKWOOD
EXECUTIVE VICE PRESIDENT AND GENERAL
MANAGER, COVAD STRATEGIC PARTNERSHIPS

ANJALI JOSHI
EXECUTIVE VICE PRESIDENT
ENGINEERING

MORGAN MCCHESNEY
SENIOR VICE PRESIDENT
NETWORK OPERATIONS

CHARLES HOFFMAN
PRESIDENT AND CHIEF EXECUTIVE OFFICER



PATRICK BENNETT
EXECUTIVE VICE PRESIDENT AND GENERAL MANAGER, COVAD BROADBAND SOLUTIONS

MICHAEL HANLEY
SENIOR VICE PRESIDENT
ORGANIZATIONAL TRANSFORMATION

BRAD SONNENBERG
SENIOR VICE PRESIDENT
AND GENERAL COUNSEL

MARK RICHMAN
EXECUTIVE VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER

ED MATTIX
SENIOR VICE PRESIDENT-CORPORATE
COMMUNICATIONS AND BRAND

BETH LACKEY
SENIOR VICE PRESIDENT
CUSTOMER OPERATIONS

"2003 will be a year of performance and clarity for the future of the company."

CHARLES HOFFMAN
PRESIDENT AND CHIEF EXECUTIVE OFFICER

"My most important goal for 2003 is to improve the customer experience from the availability of products, how products are purchased and how we support customers in the use of those products."

PATRICK BENNETT
EXECUTIVE VICE PRESIDENT AND GENERAL MANAGER
COVAD BROADBAND SOLUTIONS

"My success is determined by our customers: how happy and satisfied they are with Covad as their broadband company."

BETH LACKEY
SENIOR VICE PRESIDENT
CUSTOMER OPERATIONS

"2002 was the year of restarting the business... 2003 will be the year of growth."

ANDREW LOCKWOOD
EXECUTIVE VICE PRESIDENT AND GENERAL MANAGER
COVAD STRATEGIC PARTNERSHIPS

"2003 will be the year of health, growth and transition to more diversity in our channels, revenues and supply chain."

DAVID MCMORROW
SENIOR VICE PRESIDENT
STRATEGIC DEVELOPMENT

"2002 was the year Covad expanded its strategic relationships and increased its focus on the customer experience critical to support the organization's growth and drive to profitability."

MARK RICHMAN
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

"We're generating a culture that will turn strategies and ideas into tangible actions and results: profitable growth with a relentless focus on the customer experience."

MICHAEL HANLEY
SENIOR VICE PRESIDENT
ORGANIZATIONAL TRANSFORMATION

"My objective for 2003 is to implement innovative network and software technologies to diversify our service portfolio."

ANJALI JOSHI
EXECUTIVE VICE PRESIDENT ENGINEERING

"A better company. A better experience. That's the Covad story."

ED MATTIX
SENIOR VICE PRESIDENT
CORPORATE COMMUNICATIONS
AND BRAND

"2003 will be a year of laser focus on the customer experience and execution, while becoming the most cost effective network in America."

MORGAN MCCHESNEY
SENIOR VICE PRESIDENT
NETWORK OPERATIONS

"We have a clear picture of what network elements are most important to our business. My priority for 2003 is to work with the regulatory and broader community to secure those interests."

BRAD SONNENBERG
SENIOR VICE PRESIDENT AND
GENERAL COUNSEL

"Treat me the way I treat my customers."

SOURCE:
QUOTE FROM SMALL BUSINESS RESEARCH
FOCUS GROUPS, FALL, 2002

to our shareholders

2002 was a watershed year for Covad. Our employees and our senior management team continued to build a better company, ending the year confident, revitalized and ready to go to the next level of growth and earnings.

This confidence stems from the reality that broadband is what we do, and we know what it takes to succeed — a clear, customer-focused vision, a bias for action and the flexibility to adapt quickly in this very dynamic environment.

The managed growth of 2002 and the exciting outlook for 2003 are evidence that our confidence is justified.

2002 IN REVIEW: THE VALUE OF FOCUS

It's one thing to have a good year. It is quite another to have a good year in the midst of a weak economy and a soft telecommunications sector. The fact is, it was a good year for broadband, and a year of significant achievement for Covad. We came out of 2001 with a belief in our ability to succeed as a facilities-based broadband services provider. During 2002 we committed to a new strategic business plan that gave us a clearer focus on our wholesale and retail channels and allowed us to make faster, smarter choices as the year unfolded.

Of all our achievements in the year I think there are four that represent our biggest breakthroughs and that will have the deepest impact on our future performance:

STRONGER TEAM. The achievements we have been demonstrating in the marketplace are underpinned by a significant improvement in the leadership of Covad—at the board, management and employee levels. I am very pleased to say that some of this was achieved by moving good people up in the organization and some through attracting good people from outside of Covad. In my view, our ability to attract and retain good talent is the best possible endorsement of our vision.

Our senior management team was strengthened significantly in 2002 with the addition of Andy Lockwood who brings 21 years of experience in the telecommunications sector, including as vice president of Advance Alliance where he led the relationship between British Telecommunications (BT) and AT&T Wireless. Significant strengthening of the rest of the management team also was important to Covad's ability to progress throughout the year. David McMorrow was promoted to Senior Vice President of Strategic Development; Beth Lackey was named Senior Vice President of Customer Operations, and Morgan McChesney was named Senior Vice President of Network Operations.

While we have stronger individuals, I have also observed that we operate more effectively as a team, unified around a shared vision for Covad and a common belief in our potential.

This new standard is also operating at the board level. 2002 saw vital improvements in our governance capacity and direction. New board members have added depth in key areas. L. Dale Crandall brings his extensive background in public accounting, finance and operations to his chairmanship of the audit committee, and Richard A. Jalkut provides the perspective of his extraordinary career with TelePacific, NYNEX and numerous director positions. As CEO I am grateful for the rich mix of strategic business experience on our board at a time when the quality of governance is a central concern for investors, employees and customers.

NEW STRATEGIC PARTNERSHIPS. One of the top priorities in our current planning horizon has been to extend our business and consumer market reach through partnering with some of the industry's biggest and most trusted ISPs and telecommunications carriers. During the year we cemented several of these partnerships with America Online, Sprint and AT&T. These partnerships, along with our ever-better association with EarthLink, are a testament to the ability of our broadband services to deliver profitable relationships to the major national wholesalers. We in turn benefit from the big brand power of these major players by adding a high volume of new customers for our services.

In 2002, we better aligned our focus to allow us to develop and serve these crucial relationships. Under the leadership of Andy Lockwood, executive vice president and general manager, Covad Strategic Partnerships, we now provide our strategic partners dedicated service and technical teams with the depth and responsiveness required for a business of this complexity and magnitude.

RENEWED FOCUS ON DIRECT CUSTOMERS. Building our direct sales to small businesses, home offices and through smaller Value Added Resellers (VARs) under the Covad brand, is a second major facet of our strategy on which we delivered in 2002. These segments offer attractive growth, revenue and margin potential and Covad has a unique opportunity to build its brand in this category by offering an affordable bundle of services geared to the needs of small business.

Our priority for 2002 was to build an efficient direct sales-and-service infrastructure to allow us to keep our cost of customer acquisition to a minimum. We made great strides here guided by the energy of Pat Bennett, executive vice president and general manager, Covad Broadband Solutions. For example, our web site is now a major selling touch point with an impressive eight percent of visitors who initially qualify for our service going on to become Covad customers. That number was less than one percent coming into 2002. The site is now our top driver of leads to our telesales center and is also a key part of our brand promise of being easy to do business with.

Playing to our strengths in this channel is paying off in the form of line growth, revenue improvement and excellent cash contribution. That is thanks, in part, to more than 1,500 Value-Added Resellers and ISPs who are selling Covad's services to small businesses in our 98 MSAs around the country.

SUSTAINED FINANCIAL DISCIPLINE. While the strict control of fixed and variable cost is a constant theme in our operations, my view of financial discipline is broader. We cannot cut our way to success. As important is the kind of intelligent shifting of resources to high-strategic value expenditures and investments that we have demonstrated in 2002. Applying financial discipline to the top line is just as important, for example by improving our pricing models and developing profitable products. Some achievements this year include:

- We reduced the cost of operating our network (network and product costs) from almost 140% of revenues in 2001 to less than 78% of revenues in 2002, while simultaneously investing wisely in capital improvements to increase scale. These reductions came primarily from lower costs related to data transport and reduction in staffing levels in the operations and engineering groups.
- 2002 was the third year that Sales, Marketing, General and Administrative (SG&A) expenses moved solidly downward both in absolute terms and as a percent of sales. We have streamlined our workforce and office facilities, shifting, for example to out-sourced telesales in our direct channel as opposed to high cost face-to-face selling. Just as important has been a measured increase in our advertising and marketing investment as we strategically build brand equity and drive direct traffic to our web site.
- This discipline is possible because we understand the economics of DSL and broadband services. We know how to price, how to operate and how to grow the network efficiently.

2002 saw numerous other achievements in our quest to make broadband a better business and Covad a better company. For example, we launched several new products and services aimed especially at our small business and consumer markets and now offer a secure broadband environment with TeleDefend. We also expanded our T1 offering to areas without DSL access.

2002 RESULTS: PERFORMANCE WHERE IT MATTERS

The results for the year are very encouraging and tell us that the hard work we have done in 2001 and 2002 is beginning to bear fruit. Our 2002 earnings picture is greatly improved over 2001. With a loss from operations improvement of 66%, we are on-track to get Covad into a positive position. Our balance sheet is very strong with total cash, cash equivalents and short-term investments of over $200 million as of December 31, 2002, putting us in a good liquidity position to pursue our 2003 objectives. This gives us real momentum into 2003 as we continue to execute our business plan.

2003: THE SAME, ONLY BETTER

The plan that my team and I put into place in 2002 will continue to serve us well as we pursue new opportunities, make new choices and respond to new developments in our environment. The priorities in that plan are clear and consistent with our 2002 fundamentals:

FURTHER DEVELOP COVAD STRATEGIC PARTNERSHIPS. We will pursue aggressive growth with our partners with strong brands and large installed bases of dial-up users. To drive the velocity of dial-up conversion we will strive to be the most profitable and the easiest broadband supplier to do business with.

CONTINUE TO BUILD COVAD BROADBAND SOLUTIONS. Our goal is to selectively increase market share in the most attractive direct markets. We will continue to use tactical marketing and advertising campaigns to increase awareness of the Covad brand and of our cost and service advantages. Controlling our cost-of-acquisition and cost-to-serve in these segments will help us keep margins healthy, and rapid launch of new products and services will help drive higher revenue-per-user. Of course we will not neglect the opportunity in our installed base of direct customers and will endeavor to increase satisfaction, reduce churn, and encourage word-of-mouth referrals.

STAY ON COURSE WITH DISCIPLINED FINANCIAL MANAGEMENT. Increasing the strength of our operating economics and maintaining a healthy balance sheet are top priorities for 2003. We will benefit from the economies of scale now present in our business model. For example, while we might increase our network and product cost to accommodate growth in our subscriber and service base, we intend to reduce that cost as a percentage of revenue. We expect to continue to drive SG&A down, but will invest in tactical marketing campaigns to drive demand. Capital expenditures on the network will be "success-based" to the greatest degree possible, in other words, occurring in response to, not in anticipation of, customer demand.

CONTINUE TO IMPROVE AND GET MORE VALUE FROM OUR NETWORK. Even though our technology is at the heart of our future success, Covad is more than a technology company. We are driven by the imperative to satisfy our customers and profitably meet the demand that our brand awareness generates. We will continue to improve the depth and breadth of our network in step with demand for the products that customers want. We will drive new efficiencies in our ability to add customers and will explore new systems initiatives to better support our partners and our customers. As always, we will keep our eye on results in reliability, capacity utilization and cost.

Always in the background for Covad are the dynamics of the federal, state and local regulatory and legislative environments. Regulatory risk is a natural part of our business—at all levels of government—and we have strong contingency plans to account for shifts in the regulatory climate. I am confident that Covad has the flexibility and core strength to adapt to regulatory change and that our value proposition—to our partners and our customers—will prevail. 2003 will be a year of seizing new opportunities and we are confident that we are better able than ever to shape and respond to the developments in our industry.

As far as my own objectives are concerned, I am still deeply motivated by what drew me to Covad in the first place: the potential in the business and the spirit in our employees. More than ever we are results-oriented and confident in our future. It is a privilege to lead Covad through such an exciting time as we proceed on our path to value creation.



CHARLIE HOFFMAN
PRESIDENT AND CEO

Financial Contents:

Selected Financial Data

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	For the year ended December 31				
	2002	2001	2000	1999	1998
Consolidated Statement of Operations Data:					
Revenues, net	$ 383,496	$ 332,596	$ 158,736	$ 66,488	$ 5,326
Depreciation and amortization	127,088	150,839	178,425	37,602	3,406
Provision for restructuring expenses	—	14,364	4,988	—	—
Provision for long-lived asset impairment	—	11,988	589,388	—	—
Loss from operations	(180,992)	(536,880)	(1,354,192)	(171,601)	(37,682)
Interest expense	(5,581)	(92,782)	(109,863)	(44,472)	(15,217)
Reorganization expenses, net	—	(62,620)	—	—	—
Loss before extraordinary item and cumulative effect of change in accounting principle	(184,828)	(688,969)	(1,433,887)	(195,397)	(48,121)
Extraordinary item	—	1,033,727	—	—	—
Cumulative effect of change in accounting principle	—	—	(9,249)	—	—
NET INCOME (LOSS)	(184,828)	344,758	(1,443,136)	(195,397)	(48,121)
Basic and diluted per share amounts:					
Net income (loss) before extraordinary item and cumulative effect of change in accounting principle	(0.84)	(3.89)	(9.41)	(1.83)	(3.75)
Extraordinary item	—	5.83	—	—	—
Cumulative effect of accounting change	—	—	(0.06)	—	—
Net income (loss)	(0.84)	1.94	(9.47)	(1.83)	(3.75)
Weighted average common shares used in computing basic and diluted per share amounts	219,743,662	177,347,193	152,358,589	107,647,812	12,844,203
Pro forma amounts assuming the accounting change is applied retroactively:					
Net income (loss)	(184,828)	344,758	(1,433,887)	(204,646)	(48,121)
Net income (loss) attributable to common Stockholders	(184,828)	344,758	(1,433,887)	(205,792)	(48,121)
Basic and diluted net income (loss) per common share	(0.84)	1.94	(9.41)	(1.91)	(3.75)

	As of December 31				
	2002	2001	2000	1999	1998
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	204,567	283,863	869,834	767,357	64,450
Net property and equipment	108,737	215,804	338,409	186,059	59,145
Total assets	442,161	675,168	1,511,485	1,147,606	139,419
Long-term obligations, including current portion	50,165	50,011	1,374,673	375,050	142,879
Total stockholders' equity (deficit)	82,299	259,829	(182,663)	690,291	(24,706)

	As of and for the year ended December 31				
	2002	2001	2000	1999	1998
Other Operating and Financial Data:					
Homes and businesses passed	46,000,000	40,000,000	40,000,000	29,000,000	6,000,000
Lines installed	381,000	351,000	274,000	57,000	4,000
Capital expenditures for property and equipment	22,782	15,732	319,234	174,054	41,177

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this Annual Report and in our Annual Report on Form 10-K. This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons including, but not limited to, those discussed in "Part I. Item 1. Business-Risk Factors" in our Annual Report on Form 10-K and elsewhere in this Annual Report and in our Annual Report on Form 10-K. We disclaim any obligation to update information contained in any forward-looking statement. See — Forward Looking Statements."

(ALL DOLLAR AMOUNTS ARE PRESENTED IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Overview

We are a leading provider of high-speed Internet connectivity and related communications services, which we sell to businesses and consumers indirectly through Internet service providers ("ISP"), telecommunications carriers and other resellers. We also sell our services directly to business and consumer end-users through our field sales force, telephone sales, referral agents and our web site. Our services include a range of high-speed, high-capacity, or broadband, Internet access connectivity and related services using digital subscriber line ("DSL"), T-1, Virtual Private Network ("VPN") and firewall technologies.

We have a relatively short operating history. We introduced our services commercially in the San Francisco Bay Area in December 1997. As of December 31, 2002, we believe we have one of the largest nationally deployed DSL networks based on approximately 1,800 operational central offices that pass more than 46 million homes and businesses in the United States. As of December 31, 2002, we had approximately 381,000 high-speed Internet access lines in service using DSL technology (approximately 2.6% of these lines are associated with wholesale customers for which we recognize revenue when cash for services rendered is received due to their financial condition, primarily concentrated among two such customers). We also provide dial-up Internet access service to over 49,000 customers through our direct sales channel. We are also developing a variety of services that are enhanced or enabled by our high-speed network.

Since our inception, we have generated significant net and operating losses and we continue to experience negative operating cash flow. As of December 31, 2002, we had an accumulated deficit of $1,529,336. We expect losses and negative cash flow to continue at least into 2004. Although we currently have a plan in place that we believe will ultimately allow us to achieve positive cash flows from our operating activities without raising additional capital, our cash reserves are limited and our plan is based on assumptions, some of which are out of our control. If actual events differ from our assumptions, we may need to raise additional capital on terms that are less favorable than we desire, which may have a material adverse effect on our financial condition and could cause significant dilution to our stockholders. The inability to raise additional capital could also result in a liquidation or sale of our company.

In the course of preparing our financial statements for the year ended December 31, 2000, internal control weaknesses were discovered, some of which continued into 2001 and 2002. The improvements we have made over the last several quarters to our internal policies and procedures and systems capabilities have significantly improved controls. However, during our 2002 year end financial statement close process, we identified some additional control weaknesses. Based on controls that have been recently developed and implemented, as well as other planned enhancements, we do not expect any material adjustments in subsequent periods related to these control weaknesses.

Recent Developments

On February 20, 2003, the Federal Communications Commission ("FCC") issued a press release announcing the results of its Triennial Review. Based on our understanding of such press release, the FCC's Triennial Review is a significant development for us for the following reasons:

- The FCC announced that it is phasing out its rule requiring line-sharing over a three-year period. Line-sharing currently allows us to provision services using asymmetric DSL ("ADSL") technology over the same telephone line that the local telephone company is using to provide voice services. The federal rules requiring line-sharing will be phased out over a three-year period, during which we will be required to transition our existing line-sharing customers to new arrangements. New line-sharing customers may be acquired at regulated rates only during the first year of the transition. During each year of the transition, the FCC-mandated maximum price for the high-frequency portion of the phone line will increase incrementally towards the cost of a separate phone line. This means that, unless we reach agreements with the local telephone companies that provide us with continued access to line-sharing, we will be required to purchase a separate telephone line in order to provide services to an end-user. The cost of a separate phone line is significantly higher than the cost of a shared line. As of December 31, 2002, we had approximately 169,000 subscriber lines using line-sharing agreements.
- The FCC also announced that the local telephone companies would not be required to allow us to access the packet-switching functions of fiber-fed telephone lines to provision DSL services. This means that, unless we reach agreements with the local telephone companies, we will be unable to provide our most commonly-used services to end-users served by fiber-fed lines. This is significant for our business because it preserves a substantial limit on the addressable market for our services, thereby limiting our growth. In addition, the local telephone companies are increasing their deployment of fiber-fed remote terminal architectures. We currently have no lines in service using packet-switching capabilities of fiber-fed telephone lines.
- The FCC announced that, if the state public utilities commissions deem it appropriate, companies that compete with the local telephone companies would continue to have access to the local telephone companies' networks in order to provide their services under an arrangement known as the Unbundled Network Element Platform ("UNE-P"). Under this arrangement these competitive telecommunications companies purchase phone lines in order to provide voice and data services. The continued existence of the UNE-P provides us with the opportunity to potentially bundle our data services with the voice services of these companies.

The FCC has not yet issued its order in the Triennial Review and it is uncertain when that order will be released. Without that order, it is difficult for us to evaluate the full impact of the FCC's decision on our business. However, based on the FCC's announcement, it appears that at some point we will be required to purchase a separate telephone line in order to provide services to an end-user, unless we reach agreements with the local telephone companies that provide us with continued access to line-sharing. The cost of a separate phone line is significantly higher than the cost of a shared line. If we are unable to obtain from the traditional telephone companies reasonable line-sharing rates substantially below the cost of a separate telephone line, we may stop selling stand-alone consumer grade services, which would slow the growth of our revenue and require us to significantly change our business plan.

On September 23, 2002, we announced that we signed a three-year agreement with AT&T Corporation ("AT&T") that provides it with the ability to purchase certain of our wholesale consumer-grade broadband Internet access services. AT&T began placing orders for these services in the fourth quarter of 2002. On January 1, 2003, we announced that we amended this agreement and granted AT&T three warrants to purchase an aggregate of 3,000,000 shares of our common stock at prices ranging from $0.94 to $5.00 per share. Such warrants were immediately exercisable, fully vested and non-forfeitable at the date of grant. Accordingly, the measurement date for accounting purposes for the warrants was the date of grant. The aggregate fair value of such warrants of approximately $2,640 was recorded as a deferred customer incentive in 2003 and is being recognized as a reduction of revenues on a straight-line basis over the three-year term of the agreement because we believe that future revenues from AT&T will exceed the fair value of the warrants.

Revenue Recognition and Change in Accounting Principle

SEE NOTE 2 TO OUR CONSOLIDATED FINANCIAL STATEMENTS FOR A DISCUSSION OF OUR REVENUE RECOGNITION POLICY.

During the fourth quarter of 2000, we changed our method of accounting for up-front fees associated with service activation and the related incremental direct costs in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Previously, we had recognized up-front fees as revenues upon activation of service. Under the new accounting method, which was adopted retroactive to January 1, 2000, we now recognize up-front fees associated with service activation over the expected term of the customer relationship, which is presently estimated to be 24 months, using the straight-line method. As a further result of our adoption of SAB No. 101, retroactive to January 1, 2000, we now treat the incremental direct costs of service activation, which consist principally of customer premises equipment, service activation fees paid to other telecommunications companies and sales commissions, as deferred charges in amounts that are no greater than the up-front fees that are deferred. These deferred incremental direct costs are amortized to expense using the straight-line method over 24 months.

The cumulative effect of the change in accounting principle resulted in a charge to operations of $9,249, which is included in net loss for the year ended December 31, 2000. The effect of the change in accounting principle on the year ended December 31, 2000 was to increase loss before cumulative effect of change in accounting principle by $51,550 ($0.33 per share). For the years ended December 31, 2001 and 2000, we recognized approximately $11,661 and $18,661, respectively, in revenue that was included in the cumulative effect adjustment as of January 1, 2000 (none during the year ended December 31, 2002). The effect of that revenue during 2001 and 2000 was to decrease net loss by $ 3,067 and $4,624, respectively. Although SAB No. 101 substantially alters the timing of recognition of certain revenues and treatment of certain costs in our consolidated financial statements, it does not affect our consolidated cash flows.

Reseller Financial Difficulties

Some of our resellers are experiencing financial difficulties. During the years ended December 31, 2002, 2001 and 2000, certain of these customers either (i) were not current in their payments for our services or (ii) were essentially current in their payments but, subsequent to the end of the reporting period, their financial condition deteriorated significantly and some of them filed for bankruptcy protection. Based on this information, we determined that (i) the collectibility of revenues from these customers was not reasonably assured or (ii) our ability to retain some or all of the payments received from some of these customers that filed for bankruptcy protection was not reasonably assured. Accordingly, we have classified this group of customers as "financially distressed" for revenue recognition purposes. Revenues from financially distressed customers are recognized when cash for services provided is collected, assuming all other criteria for revenue recognition have been met, but only after the collection of all previous outstanding accounts receivable balances. Payments received from financially distressed customers during a legally defined period prior to their filing of petitions for bankruptcy protection are recorded in our consolidated balance sheet caption "Unearned revenues" if our ability to retain these payments is not reasonably assured. Although WorldCom, Inc ("WorldCom") filed for bankruptcy protection during the year ended December 31, 2002, we have not classified it as a financially distressed customer based on WorldCom's specific facts and circumstances in relation to the revenue recognition criteria described in Note 2 to our consolidated financial statements. Therefore, we continued to recognize revenues from WorldCom on an accrual basis during 2002.

In order to limit our exposure to the financial difficulties of certain of our customers, we have implemented certain policies and taken a series of actions. We may stop taking new orders from these partners but continue to install and maintain previously accepted orders. We may terminate our contracts with those partners who are unresponsive to our collection efforts. While our goal is to maintain consistent high quality service to end-users, we may also decide to disconnect some end-users that are purchasing our services from customers facing financial difficulties and, in some cases, we may attempt to migrate these end-users to another wholesale partner or to our own Covad Direct service. Although we have successfully migrated end-users, there can be no assurance that these migrated end-users will continue to purchase our services. Even if we are able to migrate end-users, this process requires a significant amount of our resources, which may impair our ability to install new lines as they are ordered. Any of these circumstances could adversely affect our business.

Even though we are making progress in reducing the number of financially distressed customers for which we are not currently recognizing revenue on an accrual basis, we may be unable to completely restore the remaining lines to normal revenue producing status and we may encounter future payment problems with our customers. In addition, in light of the financial position of many of our resellers, should a particular reseller become subject to reorganization or bankruptcy proceedings, we may be unable to collect payments owed to us or retain payments or other consideration (including subscriber lines) already received by us.

Restructuring and Reorganization Activities

On November 13, 2001, we announced the signing of a loan agreement and the restructuring of our resale and marketing agreement with SBC. The agreements included four financial elements: a one-time $75,000 prepayment, collateralized by substantially all of our domestic assets, that SBC can use toward the purchase of our services during the next 10 years; a $50,000 four-year loan, collateralized by substantially all of our domestic assets; a payment to us of a $10,000 restructuring fee in exchange for eliminating SBC's revenue commitments under the original resale and marketing agreement; and the elimination of a $15,000 co-op marketing fee owed by us to SBC under the previous resale and marketing agreement. We received these funds on December 20, 2001. Under these agreements, upon a change of control, we are required to repay any outstanding principal and interest on the loan and any unused portion of the prepayment. In addition, SBC may accelerate any unpaid portion of the prepayment and the loan in the event that we default.

On August 15, 2001 (the "Petition Date"), we filed a voluntary petition (the "Petition") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") as contemplated by, and to implement, the agreements we entered into with the majority holders of our then-outstanding debt securities (the "Noteholders"), and to restructure various financial obligations. The Petition was filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") and was assigned Case No. 01-10167 (JJF). Our operating subsidiaries did not commence bankruptcy proceedings and continued to operate in the ordinary course of business. We filed our First Amended Plan of Reorganization, as modified on November 26, 2001 (the "Plan"). On December 13, 2001, the Bankruptcy Court entered an order confirming the Plan and, on December 20, 2001 (the "Effective Date"), the Plan was consummated and we emerged from bankruptcy. However, the Bankruptcy Court still maintains jurisdiction over certain administrative matters related to the implementation of the Plan, including certain unresolved claims. Under our Plan, we were able to extinguish approximately $1,394,020 in aggregate face amount of outstanding debt securities, including accrued interest, in exchange for a combination of approximately $271,708 in cash and 35,292,800 common shares, or 15% of the reorganized company. We also recorded an extraordinary gain on the extinguishment of debt in the amount of $1,033,727 in the fourth quarter of 2001.

On June 25, 2001, our former subsidiary, BlueStar Communications Group, Inc. ("BlueStar"), made an irrevocable assignment for the benefit of its creditors ("ABC") of all its assets to an independent trustee (the "Assignee") in the state of Tennessee. Immediately thereafter, the Assignee began an orderly liquidation of BlueStar that was initially expected to be completed in the fourth quarter of 2002. However, the Assignee has informed us that it is still in the process of resolving some matters among BlueStar's creditors and that the process may extend into the second half of 2003. An ABC under Tennessee law is a non-judicial alternative to a plan of liquidation under Chapter 7 of the United States Bankruptcy Code. As a result of the ABC, BlueStar's former assets are no longer controlled by us or BlueStar and cannot be used by either BlueStar's or our board of directors to satisfy the liabilities of BlueStar. Consequently, the liquidation of BlueStar's assets and the discharging of its liabilities are currently under the sole control of the Assignee. Therefore, due to this loss of control, we deconsolidated BlueStar effective June 25, 2001, which resulted in the recognition of a deferred gain in the amount of approximately $55,200 in our consolidated balance sheet as of December 31, 2001. Such deferred gain represented the difference between the carrying values of BlueStar's assets (aggregating approximately $7,900) and liabilities (aggregating approximately $63,100) as of June 25, 2001. Subsequently, we reduced the deferred gain by $1,228 because certain BlueStar assets, which inadvertently had not been deconsolidated on June 25, 2001, were identified during the fourth quarter of 2002 and deconsolidated at that time. The deconsolidation of these assets was charged against the deferred gain during the fourth quarter of 2002, resulting in a deferred gain balance of $53,972 in our consolidated balance sheet as of December 31, 2002. We will recognize such deferred gain in our consolidated statement of operations when the liquidation of BlueStar is complete and its liabilities have been discharged.

During the year ended December 31, 2000, in response to changes in the economy and the capital markets, we implemented a business plan that helped to lower our cost structure in an effort to reach profitability earlier than previously planned. We took the following steps: the BlueStar subsidiary ABC; elimination of our high yield bond debt through a reorganization under the Bankruptcy Code; reduction of our workforce by as many as 2,600 employees from a peak of approximately 4,000 employees in 2000; reduction of the size of our network through the closing of approximately 200 underproductive or not fully built-out central offices within the Covad network and approximately 250 central offices related to BlueStar; reevaluating the amount and quantity of rebates and other incentives that we provide to our customers; consolidation and/or closing of administrative offices throughout the United States; enhancement of productivity in our operations to increase customer satisfaction while reducing costs; streamlining our direct sales and marketing channel and supplementing it with telephone sales and sales through our web site; and evaluation and implementation of other cost reduction strategies, including reductions in travel and facilities expenditures.

Related Party Transactions

Our former vice-chairman and former interim chief executive officer, Frank Marshall, who was also a member of our board of directors from October 1997 to December 2002, was a minority stockholder and former member of the board of directors of one of our former ISP customers, InternetConnect, which filed for bankruptcy protection in 2001. We recognized revenues of $5,601 and $7,189 related to this customer during the years ended December 31, 2001 and 2000, respectively (none during the year ended December 31, 2002). Gross accounts receivable from this customer amounted to $1,375 as of December 31, 2000 (none at December 31, 2002 or 2001). On January 3, 2002, we purchased substantially all of the assets of InternetConnect in an auction supervised by the United States Bankruptcy Court for the Central District of California. The purchase price for the assets of InternetConnect was $5,470 in cash. Under the terms of the asset purchase agreement, we may be required to pay additional cash of up to $1,880 for the assets of InternetConnect, depending upon the outcome of a previous post-petition bankruptcy claim filed by us against InternetConnect. That claim is still unresolved. We did not assume any liabilities or obligations of InternetConnect or hire any of InternetConnect's employees. The tangible assets purchased from InternetConnect consisted of accounts receivable, refundable deposits and property and equipment. We also purchased the right, but not the obligation, to assume InternetConnect's customer contracts. However, we did not exercise this right. Instead, we solicited approximately 9,250 DSL, T-1, VPN and dial-up customers of InternetConnect, and approximately 6,200 of these customers executed new contracts with us or our resellers.

We acquired an equity interest in a supplier during 1999 and disposed of this interest in 2001. Purchases from this supplier totaled $5,774, $13,928 and $53,156 for the years ended December 31, 2002, 2001 and 2000, respectively. We also purchased certain products from a company in which Mr. Marshall serves as a director. Purchases from this vendor totaled $258 and $140 during the years ended December 31, 2002 and 2001, respectively (none during the year ended December 31, 2000).

A member of our Board of Directors, Richard Jalkut, is the President and CEO of TelePacific, one of our wholesale customers. We recognized revenues of $1,311, $1,822 and $1,317 from TelePacific during the years ended December 31, 2002, 2001 and 2000, respectively.

Results of Operations

During the year ended December 31, 2002, our business operated in two distinct segments based upon differences in services and marketing channels even though the cash flows from these segments were not independent of each other. Our wholesale division ("Wholesale") provided high-speed connectivity services to ISP, enterprise and telecommunications carrier customers. Our direct division ("Direct") provided Internet access services to individuals, corporations, small businesses and other organizations. We evaluate performance of the segments based on segment operating results.

As part of the continuing evaluation of our network assets during the year ended December 31, 2002, certain matters were identified related to prior financial reporting periods that necessitated the recording of adjustments to certain expenses. Such matters were related principally to (i) changes in our network configuration, which necessitated reductions of the remaining estimated useful lives of certain network equipment, (ii) the capitalization of certain network and product costs that should have been charged to operating expenses when they were incurred and (iii) various restructuring activities that resulted in the abandonment of certain network equipment and leasehold improvements. Accordingly, for the year ended December 31, 2002, we recorded additional (i) depreciation expense of $6,989, (ii) network and product costs of $2,635, (iii) loss on the disposition of property and equipment of $635 and (iv) interest expense of $51. In addition, as part of our financial statement close process for the year ended December 31, 2002, we discovered that amortization expense related to non-cash deferred stock-based compensation was overstated in prior periods by $3,213. Therefore, for the year ended December 31, 2002, we recorded reductions of (i) network and products costs of $320 and (ii) sales, marketing, general and administrative expense of $2,893. Furthermore, as part of the review of our December 31, 2002 tax accruals, we determined that we had overstated our transaction-based tax and other tax accruals in prior periods by $4,804, which we adjusted during the three months ended December 31, 2002 through a reduction of network and product costs. The adjustment was primarily driven by various complex rules surrounding our estimated liability to the Federal Universal Service Fund ("FUSF"). We do not believe any of the aforementioned amounts are material to the periods in which they should have been recorded, nor do we believe the prospective correction of such amounts during the year ended December 31, 2002 is material to our consolidated operating results for such year (the prospective correction of the aforementioned amounts relating to prior periods increased our 2002 consolidated net loss by $2,294, or $0.01 per share). The impact on prior financial reporting periods would have been as follows if these amounts had been recorded in the correct financial reporting periods: (i) net income for the year ended December 31, 2001 would have been decreased by $3,433 ($0.02 per share) and (ii) net loss for the year ended December 31, 2000 would have been decreased by $1,139 ($0.01 per share).

Reclassifications

Certain balances in the company's 2001 and 2000 consolidated financial statements, including certain operating expenses, have been reclassified to conform to the presentation in 2002.

Three years ended December 31, 2002

Revenues, net

We recorded net revenues of $383,496 for the year ended December 31, 2002, an increase of $50,900, or 15.3%, over net revenues of $332,596 for the year ended December 31, 2001. Net revenues increased by $224,760, or 141.6%, over net revenues of $158,736 for the year ended December 31, 2000. The increases in net revenues are primarily attributable to growth in the number of subscribers resulting from our sales and marketing efforts. During the year ended December 31, 2002, we recognized revenues of $1,010 from one of our wholesale partners that was not the result of services provided by us, but was instead a result of a shortfall in the wholesale partner's contractual revenue commitment to us. In addition, as a result of the developments in the bankruptcy proceedings of certain of our wholesale customers, as discussed further below, we recognized revenues of $4,427 during the year ended December 31, 2002 that were for services provided prior to January 1, 2002. Although we expect our subscriber base to grow as we introduce new services and increase our sales and marketing efforts, our revenue growth may be impaired by lower selling prices and customer incentives and rebates that we record as reductions of revenues.

Included in net revenues are FUSF charges billed to our customers aggregating $9,229, $13,277 and $10,647 for the years ended December 31, 2002, 2001 and 2000, respectively.

We recorded net revenues of $326,659 from our Wholesale channel and $56,837 from our Direct channel for the year ended December 31, 2002, an increase of $40,952, or 14.3%, and $9,948, or 21.2%, over net revenues of $285,707 and $46,889 from our Wholesale and Direct channels, respectively, for the year ended December 31, 2001. Net revenues for the year ended December 31, 2000 were comprised of $133,535 from our Wholesale channel and $25,201 from our Direct Channel. Net revenues from our Wholesale channel represented 85.2%, 85.9% and 84.1% of total net revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Net revenues from our Direct channel represented 14.8%, 14.1% and 15.9% of total net revenues for the years ended December 31, 2002, 2001 and 2000, respectively.

We had over 150 wholesale customers as of December 31, 2002 compared to approximately 150 and 250 as of December 31, 2001 and 2000, respectively. The decrease in 2001 from 2000 was primarily attributable to industry consolidation and certain wholesalers having exited the business. For the years ended December 31, 2002 and 2001, our 30 largest wholesale customers collectively comprised 93.3% and 88.5% of our total wholesale net revenues, respectively, and 79.5% and 76.0% of our total net revenues, respectively. As of December 31, 2002 and 2001, receivables from these customers collectively comprised 75.3% and 79.9%, respectively, of our gross accounts receivable balance.

For the year ended December 31, 2002 and 2001, EarthLink, Inc., one of our wholesale customers, accounted for 20.0% and 17.5%, respectively, of our total net revenues. As of December 31, 2002 and 2001, receivables from this customer comprised 25.9% and 26.0%, respectively, of our gross accounts receivable balance. No other individual customer accounted for more than 10% of our total revenues in 2002, 2001 and 2000.

A number of our customers are currently in bankruptcy proceedings. Revenues from these customers accounted for approximately 5.6%, 7.1% and 8.3% of our total net revenues for the years ended December 31, 2002, 2001 and 2000, respectively. As described above, although WorldCom filed for bankruptcy protection on July 21, 2002, we continued to recognize revenues from WorldCom on an accrual basis during 2002 based on the revenue recognition criteria described in Note 2 to our consolidated financial statements. Consequently, the disclosures in the following paragraph related to financially distressed customers exclude amounts pertaining to WorldCom because we have not presently classified it as a financially distressed customer for revenue recognition purposes. We continue to attempt to migrate end-users from some financially distressed customers to the extent it is legally and operationally feasible.

During the years ended December 31, 2002, 2001 and 2000, we issued billings to our financially distressed customers aggregating $42,881, $74,928 and $45,278, respectively, that were not recognized as revenues or accounts receivable in our consolidated financial statements. However, we ultimately recognized net revenues from certain of these customers when cash was collected aggregating $47,609, $29,003 and $2,814 during the years ended December 31, 2002, 2001 and 2000, respectively, some of which relate to services provided in prior periods. Revenues recognized during the year ended December 31, 2002 include payments totaling $4,427 from certain bankrupt customers that we received prior to January 1, 2002 and recorded as unearned revenues in our consolidated balance sheet as of December 31, 2001 because our ability to retain these payments was not reasonably assured as of that date. However, as a result of subsequent developments in the bankruptcy proceedings of such customers, we determined that our ability to retain these payments was reasonably assured prior to December 31, 2002. Consequently, we recognized these payments as revenues during 2002. No such payments were recognized as revenues during the years ended December 31, 2001 or 2000. We had contractual receivables from our financially distressed customers totaling $6,031 as of December 31, 2002 that are not reflected in our consolidated financial statements.

Some of our customers, including WorldCom, who were essentially current in their payments for our services prior to December 31, 2002, or have subsequently paid all or significant portions of the respective amounts that we recorded as accounts receivable as of December 31, 2002, have a high risk of becoming financially distressed. Revenues from these customers accounted for approximately 34.6%, 14.2% and 13.9% of our total net revenues for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, receivables from these customers comprised 31.8% of our gross accounts receivable balance. If these customers are unable to demonstrate their ability to pay for our services in a timely manner in periods ending subsequent to December 31, 2002, revenue from such customers will be recognized when cash is collected, as described above.

We have obtained persuasive evidence indicating that the financial condition of one of our wholesale customers, which was designated as financially distressed in 2000, improved significantly during the year ended December 31, 2002, principally as a result of a capital infusion during this period. Consequently, we concluded that collection of our billings to this customer was now reasonably assured. Therefore, we resumed the recognition of revenues from this customer on an accrual basis during 2002, which resulted in the recognition of revenues in the amount of approximately $1,542 that relate to services rendered in periods ended prior to January 1, 2002. Similarly, we resumed the recognition of revenue on an accrual basis for another wholesale customer during 2002. However, we did not recognize additional revenue from services rendered in prior periods because such customer was current in its payments. No similar amounts were recognized during the other periods reported in the accompanying consolidated financial statements.

We have billing disputes with some of our customers. These disputes arise in the ordinary course of business in the telecommunications industry and their impact on our accounts receivable and revenues can be reasonably estimated based on historical experience. Accordingly, we maintain an allowance, through charges to revenues based on our estimate of the ultimate resolution of these disputes. These charges to revenues amounted to $2,322, $11,178 and $13,838 during the years ended December 31, 2002, 2001 and 2000, respectively.

During the years ended December 31, 2002, 2001 and 2000, we wrote-off certain accounts receivable balances aggregating $3,748, $6,701 and $13,468, respectively, against the allowance for customer disputes. During the year ended December 31, 2002, we recovered $2,145 of accounts receivable balances previously written-off against such allowance. There were no similar recoveries of accounts receivable balances for the years ended December 31, 2001 and 2000.

Network and Product Costs

We recorded network and product costs of $298,336, $461,875 and $432,153 for the years ended December 31, 2002, 2001 and 2000, respectively. For the year ended December 31, 2002, network and product costs were 77.8% of revenues, a significant improvement from the years ended December 31, 2001 and 2000, when network and product costs were 138.9% and 272.3% of revenues, respectively. The decrease in network and product costs during the year ended December 31, 2002 is primarily attributable to cost reduction initiatives to lower network costs related to data transport and a reduction in our workforce within the operations and engineering groups. In addition, the decrease in network and product costs during the year ended December 31, 2002 is attributable to the deconsolidation of our BlueStar subsidiary, which was effective June 25, 2001. Network and product costs related to BlueStar were none for the year ended December 31, 2002 as compared to $34,768 for the year ended December 31, 2001. The increase in network and product costs during the year ended December 31, 2001 is primarily attributable to the expansion of our network. Network and product costs for the year ended December 31, 2002 include a credit of $5,550 from the settlement of certain disputed network service obligations during the year and acquisition costs of $3,674 associated with certain of InternetConnect's former customers, as described above. Included in network and product costs for the year ended December 31, 2001 is a credit of $5,570 from the settlement of certain disputed collocation claims. We expect network and product costs to increase in future periods if we can add subscribers and services to our network, but to decrease as a percentage of revenue as we increase revenue and leverage the economies of scale that we expect.

As discussed in the "Overview — Recent Developments" section of this document, there is uncertainty concerning our ability to purchase line-shared services from the traditional telephone companies as a result of the FCC's decision in its Triennial Review of the Telecommunications Act of 1996. As a result of those legal and regulatory proceedings, it is possible that the traditional telephone companies could substantially increase the cost or reduce the availability of line-shared services, which would substantially increase our overall network cost structure and might cause us to discontinue our consumer grade services for new and existing customers.

Sales, Marketing, General and Administrative Expenses

We recorded sales, marketing, general and administrative expenses of $150,373, $199,908 and $292,991 for the years ended December 31, 2002, 2001 and 2000, respectively. For the year ended December 31, 2002, sales, marketing, general and administrative expenses were 39.2% of net revenues, a significant improvement from the years ended December 31, 2001 and 2000, when these expenses were 60.1% and 184.6% of net revenues, respectively. Sales, marketing, general and administrative expenses consist primarily of salaries and related expenses, and our promotional and advertising expenses.

The decrease in sales, marketing, general and administrative expenses in all periods is primarily attributable to a reduction in our workforce and a reduction in office facilities throughout the United States. For the year ended December 31, 2002, the decrease in sales, marketing, general and administrative expenses was offset by an increase of $10,616 in advertising expenses attributable to our radio, television and other various media marketing and advertising programs related to our "Popularizing Broadband" campaign, which was launched on September 23, 2002. For the year ended December 31, 2001, advertising expenses decreased by $29,044, which contributed to the overall decrease in sales, marketing, general and administrative for the year then ended, as compared to 2000. In addition, the decrease in sales, marketing, general and administrative expenses for the year ended December 31, 2002, is attributable to the deconsolidation of our BlueStar subsidiary, which was effective June 25, 2001. Sales, marketing, general and administrative expenses related to BlueStar were none for the year ended December 31, 2002 as compared to $11,510 for the year ended December 31, 2001. Sales, marketing, general and administrative expenses for the year ended December 31, 2002 include a reduction of amortization expense related to non-cash deferred stock-based compensation in the amount of $3,074, as discussed in more detail above.

We expect sales, marketing, general and administrative expense levels to increase in the near future as we continue our marketing efforts. However, as discussed in the "Overview — Recent Developments" section of this document, there is uncertainty concerning our ability to purchase line-shared services from the traditional telephone companies as a result of the FCC's decision in its Triennial Review of the Telecommunications Act of 1996. As a result of those legal and regulatory proceedings, it is possible that the traditional telephone companies could substantially increase the cost or reduce the availability of line-shared services, which would substantially increase our overall network cost structure and might cause us to discontinue our stand-alone consumer grade services for new and existing customers. If this occurs, our sales, marketing, general and administrative expense levels may be curtailed to respond to a new business structure.

Operating Expenses

Total operating expenses, which include network and product costs, sales, marketing, general and administrative expenses, provision for bad debts (bad debt recoveries), depreciation and amortization expenses, restructuring expenses, impairment of long-lived assets, litigation-related expenses and the write-off of in-process research and development costs, were $564,488, $869,476 and $1,512,928 for the years ended December 31, 2002, 2001 and 2000, respectively. These expenses were comprised of $434,560, $630,934 and $705,425, respectively, from our Wholesale channel, $79,795, $93,044 and $48,784, respectively, from our Direct channel and $50,133, $145,498 and $758,719, respectively, from our corporate operations.

Provision for Bad Debts (Bad Debt Recoveries)

We recorded net bad debt expenses (recoveries) of $319, $(658) and $11,257 for the years ended December 31, 2002, 2001 and 2000, respectively. Bad debt expenses (recoveries) were 0.1%, (0.2)%, and 7.1% of net revenues for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in bad debt expense from 2001 to 2002 is primarily attributable to pre-petition accounts receivable balances from WorldCom and certain collection issues in our Direct segment. The decrease in bad debt expense from 2000 to 2001 is the result of improved collections in our Wholesale segment.

Depreciation and Amortization

Depreciation and amortization of property and equipment was $112,438, $137,920 and $91,205 for the years ended December 31, 2002, 2001 and 2000, respectively. The decrease from 2001 to 2002 was due principally to asset retirements and certain assets becoming fully depreciated during 2002, offset by additional depreciation expense of $6,989 recognized during 2002, as discussed in more detail above. The increase from 2000 to 2001 was due to the addition of equipment and facilities placed in service throughout the years ended December 31, 2000 and 2001. We expect depreciation and amortization to decrease in the future because we anticipate that our capital expenditures in the near term will be less than historical amounts and additional assets will become fully depreciated. We believe that the geographic footprint of our network will remain relatively unchanged and that near term capital expenditures will be mostly limited to adding capacity to our network to support new users.

Amortization of intangible assets for the years ended December 31, 2002, 2001 and 2000 was $14,650, $12,919 and $87,220, respectively. The increase from 2001 to 2002 resulted from the resumption of our network build for selected markets during 2002, which increased collocation fee expenditures and related amortization expenses. We do not expect to incur significant capital expenditures for property and equipment in connection with this expansion. The decrease in amortization expense from 2000 to 2001 is a result of the impairment and corresponding write-down of certain intangible assets during the fourth quarter of 2000, as discussed below.

Following the completion of our long-lived asset impairment analysis as of December 31, 2000, as discussed below, we also re-evaluated the remaining estimated useful lives of our long-lived assets, including intangibles. As a result, effective January 1, 2001, we reduced the remaining estimated useful lives of all long-lived assets (excluding buildings and leasehold improvements) that previously had estimated useful lives in excess of five years so that the residual balances and any subsequent additions are now depreciated or amortized over five years. This change in accounting estimate increased our loss before extraordinary item by $14,006, or $0.08 per share, and decreased our net income by $14,006, or $0.08 per share, in 2001.

Depreciation and amortization expenses for the years ended December 31, 2002, 2001 and 2000 were comprised of $121,553, $140,827 and $79,421, respectively, from our Wholesale channel and $2,257, $2,393 and $7,770, respectively, from our Direct channel, and $3,278, $7,619 and $91,234, respectively, from our corporate operations.

Provision for Restructuring Expenses

In the fourth quarter of 2000, we announced our decision to adopt a new business plan to help lower our cost structure in an effort to reach cash flow positive earlier than previously planned. These decisions were driven by changes in the overall economy and the capital markets, and based upon a comprehensive review of our internal operations. Specific steps that were taken:

- raising revenue by reducing rebates and other incentives that we provide to customers and reducing new line addition plans for 2001 to improve margins and reduce subscriber payback times;
- closing approximately 200 under-performing or not fully built-out central offices and reducing the size of our network to approximately 1,700 central offices;
- reducing our workforce by 638 employees, which represented approximately 21% of our workforce;
- closing a facility in Alpharetta, Georgia and consolidating offices in Manassas, Virginia, Santa Clara, CA and Denver, Colorado;
- continued downsizing of our international operations and discontinuing plans to fund additional international expansion while continuing to manage existing investments;
- enhancing productivity in our operations to increase customer satisfaction while reducing costs;
- restructuring our direct sales and marketing channel; and
- evaluating and implementing other cost reduction strategies, including salary freezes and reductions in travel, facilities and advertising expenses.

In connection with our restructuring efforts, we recorded a charge to operations of $4,988 in the fourth quarter of 2000 relating to employee severance benefits that met the requirements for accrual as of December 31, 2000. During the year ended December 31, 2001, we made further workforce reductions, and we paid $3,849 in severance benefits, which were charged against the restructuring liability recorded as of December 31, 2000.

We recorded additional restructuring expenses aggregating $14,364 during the year ended December 31, 2001, of which $2,140 related to the BlueStar shutdown. These expenses consist principally of collocation and building lease termination costs that met the requirements for accrual in 2001. During the year ended December 31, 2001, we paid collocation and building lease termination costs of $12,355, which were charged against the restructuring liabilities recorded during 2001. No restructuring expenses were recorded during the year ended December 31, 2002. However, we continue to consider whether additional restructuring is necessary, and additional charges to operations related to any further restructuring activities may be incurred by in future periods. For example, we may take steps to reduce our expenses in response to the February 20, 2003 announcement from the FCC on its Triennial Review of the Telecommunication Act of 1996.

Provision for Long-Lived Asset Impairment

During the year ended December 31, 2001, we recorded an expense in the amount of $11,988 for the impairment of certain long-lived assets. In the fourth quarter of 2001, we determined that certain communication equipment was obsolete, based on its discontinued use in our network. We also made the decision to sell our Manassas, Virginia facility, including land, a building and certain furniture and fixtures. In March 2002, we entered into a non-binding agreement with a third party to sell this property for less than the current book value. Accordingly, we recorded a write-down of this property and equipment for $9,999 during the fourth quarter of 2001. We completed the sale of this property in June 2002. We also recorded a write-down of goodwill in the amount of $1,989 during 2001 associated with our BlueStar subsidiary.

At the end of 2000, various indicators pointed to a possible impairment of our long-lived assets. These indicators included deterioration in the business climate for Internet and DSL service companies, the reduced availability of private or public funding for such businesses, significant declines in the market values of our competitors in the DSL service industry and changes in our strategic plans. We performed asset impairment tests by comparing the expected aggregate undiscounted cash flows to the carrying amounts of the long-lived assets. Based on the results of these tests, we determined that our long-lived assets were impaired. With the assistance of independent valuation experts, we then determined the fair value of our long-lived assets. Fair value was determined using the discounted cash flow method and the market comparison method. A write-down of $589,388 was recorded as of the fourth quarter of 2000, reflecting the amount by which the carrying amount of certain long-lived assets exceeded their respective fair values. The write-down consisted of $390,600 for goodwill, $92,400 for other intangible assets and $106,388 for certain property and equipment. In connection with this write-down, all of the goodwill recorded as part of the Laser Link and BlueStar acquisitions has been eliminated.

Litigation-related Expenses

We recorded a credit to litigation-related expenses of $11,628 for the year ended December 31, 2002. The credit represents the non-cash valuation adjustment for the change in value of the 6,495,844 shares of common stock that will ultimately be distributed pursuant to the Memorandum of Understanding ("MOU") described in Note 10 to our consolidated financial statements. We recorded litigation-related expenses of $31,160 for the year ended December 31, 2001, including a cash payment of $5,359 and a non-cash charge of $25,801 for the value of 9,328,334 shares of common stock that either were issued in 2001 or will ultimately be issued, as described above. We did not recognize similar charges for the year ended December 31, 2000.

Write-off of In-process Research & Development Costs

During the year ended December 31, 2000, we recorded an expense in the amount of $3,726 for the write-off of in-process research and development ("IPRD") costs that we obtained through the acquisition of Laser Link.net, Inc. There were no write-offs of IPRD for the years ended December 31, 2002 and 2001.

Net Interest Expense

Net interest expense was $459, $68,189 and $56,962 for the years ended December 31, 2002, 2001 and 2000, respectively. Net interest expense during the year ended December 31, 2002 consisted principally of interest expense on our long-term note payable to SBC, which is further described below, less interest income earned on our cash, cash equivalents and short-term investments balances. Net interest expense during the years ended December 31, 2001 and 2000 consisted primarily of interest expense on our 13.5% senior discount notes due 2008 issued in March 1998, our 12.5% senior notes due 2009 issued in February 1999, our 12% senior notes due 2010, our 6% convertible senior notes due 2005 and capital lease obligations, less interest income earned on our cash, cash equivalent and short-term investment balances on hand during the years. For the year ended December 31, 2001, our contractual interest obligation on the above-identified notes was $142,356. During the year ended December 31, 2001, we completed a reorganization under Chapter 11 of the United States Bankruptcy Code. Under our Plan, we were able to extinguish approximately $1,394,020 in aggregate face amount of outstanding Notes, including accrued interest, in exchange for a combination of approximately $271,708 in cash and 35,292,800 common shares, or 15% of the reorganized company. As a result of the extinguishment, we did not recognize contractual interest expense of $49,574 for the year ended December 31, 2001 on these Notes.

As described above, upon our emergence from Chapter 11 bankruptcy on December 20, 2001 (see Note 3 to our consolidated financial statements—Reorganization Under Bankruptcy Protection—for additional information), we entered into a series of new agreements with SBC (see Note 11 to our consolidated financial statements—Stockholders' Equity (Deficit)—for additional information). One such agreement (the "Credit Agreement") involves a term note that is collateralized by substantially all of our domestic assets. This note bears interest at 11%, which is payable quarterly beginning in December 2003. The entire unpaid principal balance is payable in December 2005. We have the right to prepay the principal amount of the note, in whole or in part, at any time without penalty.

We expect future net interest expense to be limited to accrued interest on our 11.0% note payable to SBC offset by interest earned on cash balances. We may, however, seek additional debt financing in the future if it is available on terms that we believe are favorable. If we seek additional debt financing, our interest expense would increase.

Reorganization Items

During the year ended December 31, 2001, we recognized expenses directly associated with our Chapter 11 bankruptcy proceeding in the amount of $63,229. These reorganization expenses consisted of non-cash adjustments to unamortized debt issuance costs and discounts and professional fees for legal and financial advisory services. For the year ended December 31, 2001, we recognized interest income in the amount of $609 on accumulated cash that we did not disburse as a result of our Chapter 11 bankruptcy proceeding. This interest income has been offset against the reorganization expenses in our consolidated statement of operations for the year ended December 31, 2001.

Investment Losses

We recorded losses and write-downs on investments for the year ended December 31, 2002 in the amount of $1,847. This included a net realized loss on short-term investments of $17, an impairment write-down of an equity investment of $388, our equity in the losses of unconsolidated affiliates of $806 and a net realized loss on the sale of certain investments in unconsolidated affiliates of $636. We recorded losses and write-downs on investments for the year ended December 31, 2001 in the amount of $19,062. This included impairment write downs of equity investments of $10,069, our equity in the losses of unconsolidated affiliates of $13,769, the recognition of other than temporary losses on short-term investments of $1,311, a net realized gain on short-term investments of $5,909 and a net realized gain on the sale of an investment in an unconsolidated affiliate of $178. We recorded losses and write-downs on investments for the year ended December 31, 2000 in the amount of $22,391. This included impairment write-downs of equity investments of $17,826, our equity in the losses of unconsolidated affiliates of $6,452, the recognition of other than temporary losses on short-term investments of $11,579 and a net realized gain on short-term investments of $13,466.

Extraordinary Item—Gain on the Extinguishment of Debt

We recorded a gain on the extinguishment of debt in the amount of $1,033,727 for the year ended December 31, 2001. See Note 3 to our consolidated financial statements—Reorganization Under Bankruptcy Proceedings—for additional information.

Income Taxes

We made no provision for income taxes in any period presented in the accompanying consolidated financial statements because we incurred operating losses in each of these periods. In addition, we made no provision for income taxes on the extraordinary gain resulting from the extinguishment of debt in 2001 (Note 3) due to the relevant tax regulations governing the treatment of debt extinguishment income in Chapter 11 bankruptcy proceedings. As of December 31, 2002, we had net operating loss carryforwards for federal tax purposes of approximately $646,421, which will begin to expire in 2021, if not utilized. The federal operating loss carryforwards have been reduced by approximately $994,768 as a result of the bankruptcy. We also had aggregate net operating loss carryforwards for state income tax purposes of approximately $1,164,682, which begin to expire in 2004, if not utilized. In addition, we had capital loss carryforwards for federal and state income tax purposes of approximately $27,008, which will begin to expire in 2006.

Realization of our deferred tax assets relating to net operating loss carryforwards and other temporary differences is dependent upon future earnings, the timing and amount of which are uncertain. Accordingly, our net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased (decreased) by $129,529, $(145,941) and $411,672 during the years ended December 31, 2002, 2001 and 2000, respectively.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our accounting estimates on historical experience and other factors that are believed to be reasonable under the circumstances. However, actual results may vary from these estimates under different assumptions or conditions. We have discussed the development and selection of critical accounting policies and estimates with our audit committee. The following is a summary of our critical accounting policies and estimates, which are more fully described in the referenced notes to our consolidated financial statements:

- As more fully described in Note 2, we recognize revenues when (i) persuasive evidence of an arrangement between the customer and us exists, (ii) service has been provided to the customer, (iii) the price to the customer is fixed or determinable and (iv) collectibility of the sales price is reasonably assured. We recognize up-front fees associated with service activation over the expected term of the customer relationship, which is presently estimated to be 24 months, using the straight-line method. Similarly, we treat the incremental direct costs of service activation (which consist principally of customer premises equipment, service activation fees paid to other telecommunications companies and sales commissions) as deferred charges in amounts no greater than the up-front fees that are deferred, and such incremental direct costs are amortized to expense using the straight-line method over 24 months.
- As more fully described in Notes 1 and 2, we have concentrations of credit risk with several customers, some of which were experiencing financial difficulties as of December 31, 2002 and 2001 and were not current in their payments for our services as of those dates. Accordingly, we recognize revenues from some of these customers in the period in which cash is collected, but only after the collection of all previous outstanding accounts receivable balances. We perform ongoing credit evaluations of our customers' financial condition and maintain an allowance for estimated credit losses. In addition, we have billing disputes with some of our customers. These disputes arise in the ordinary course of business in the telecommunications industry and their impact on our accounts receivable and revenues can be reasonably estimated based on historical experience. We maintain an allowance, through charges to revenues, based on our estimate of the ultimate resolution of these disputes, and our reported revenue in any period could be different than what is reported if we employed different assumptions in estimating the outcomes of these disputes.
- As more fully described in Note 1, we state our inventories at the lower of cost or market. In assessing the ultimate recoverability of inventories, we are required to make estimates regarding future customer demand.
- As more fully described in Notes 3 and 4, we implemented significant reorganization and restructuring plans in 2001 and 2000. We also consummated a plan of reorganization under Chapter 11 of the United States Bankruptcy Code on December 20, 2001. As of December 31, 2002, we had certain unresolved claims relating to our Chapter 11 bankruptcy proceedings that remain in dispute. Therefore, it is reasonably possible that such disputed bankruptcy claims could ultimately be settled for amounts that differ from the aggregate liability for such claims reflected in our consolidated balance sheet as of December 31, 2002.
- As more fully described in Notes 1 and 5, property and equipment and intangible assets are recorded at cost, subject to adjustments for impairment. Property and equipment and intangible assets are depreciated or amortized using the straight-line method over their estimated useful lives, certain of which were significantly revised in 2001, as more fully described in Note 1. In assessing the recoverability of our property and equipment and intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates and assumptions change in the future, we may be required to record additional impairment charges relating to our property and equipment and intangible assets.

- As more fully described in Notes 3, 4 and 10, we are a party to a variety of legal proceedings, as either plaintiff or defendant, and are engaged in other disputes that arise in the ordinary course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses for certain of these matters. The determination of the liabilities required, if any, for loss contingencies is made after careful analysis of each individual situation based on the facts and circumstances. However, it is reasonably possible that the liabilities reflected in our consolidated balance sheets for loss contingencies and business disputes could change in the near term due to new facts and circumstances, the effects of which could be material to our consolidated financial position and results of operations.
- As more fully described in Note 10, we are currently analyzing the applicability of certain transaction-based taxes to (i) sales of our products and services and (ii) purchases of telecommunications circuits from various carriers. This analysis includes discussions with authorities of jurisdictions in which we do business to determine the extent of our transaction-based tax liabilities. We believe that these discussions will be concluded without a material adverse effect to our consolidated financial position and results of operations. However, it is reasonably possible that our estimates of our transaction-based tax liabilities could change in the near term, the effects of which could be material to our consolidated financial position and results of operations.
- As more fully described in Notes 1 and 12, we account for income taxes using the liability method, under which deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of our assets and liabilities. We record a valuation allowance on our deferred tax assets to arrive at an amount that is more likely than not to be realized. In the future, should we determine that we are able to realize all or part of our deferred tax assets, which presently are fully reserved, an adjustment to our deferred tax assets would increase income in the period in which the determination was made.
- As more fully described in Notes 1 and 13, we account for stock-based awards to employees using the intrinsic value method, and non-employees using the fair value method. Under the intrinsic value method, when the exercise price of our employee stock options equals or exceeds the market price of the underlying stock on the date of grant, we do not record compensation expense in our consolidated statement of operations. We use the intrinsic value method in accounting for employee stock options because the alternative fair value accounting requires us to use option valuation models that were not developed for use in valuing employee stock options. Rather, such option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because our employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimates of these valuation models, we believe such existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") number ("No.") 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require prominent disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported results of operations, including per share amounts, in annual and interim financial statements. The disclosure provisions of SFAS No. 148 were effective immediately upon issuance in 2002. As of December 31, 2002, we have no immediate plans to adopt the fair value method of accounting for stock-based employee compensation.

In November 2002, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Under EITF Issue No.00-21, revenue arrangements with multiple deliverables are required to be divided into separate units of accounting under certain circumstances. We will prospectively adopt EITF Issue No. 00-21 on July 1, 2003, and we do not believe the adoption of EITF Issue No. 00-21 will have a material effect on our consolidated financial statements.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable. FIN No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure provisions of FIN No. 45 were effective immediately upon issuance in 2002. We are required to adopt the recognition and measurement provisions of FIN No. 45 on a prospective basis with respect to guarantees issued or modified after December 31, 2002. We do not believe the adoption of the recognition and measurement provisions of FIN No. 45 will have a material effect on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with an Exit or Disposal Activity." SFAS No. 146 revises the accounting for exit and disposal activities under EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," by extending the period in which expenses related to restructuring activities are reported. A commitment to a plan to exit an activity or dispose of long-lived assets will no longer be sufficient to record a one-time charge for most restructuring activities. Instead, companies will record exit or disposal costs when they are incurred and can be measured at fair value. In addition, the resultant liabilities will be subsequently adjusted for changes in estimated cash flows. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. Companies may not restate previously issued financial statements for the effect of the provisions of SFAS No. 146, and liabilities that a company previously recorded under EITF Issue No. 94-3 are grandfathered. We will adopt SFAS No. 146 on January 1, 2003, and we do not believe the adoption of SFAS No. 146 will have a material effect on our consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS No. 145, which is effective in periods beginning after May 15, 2002, requires that gains or losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30. We are required to adopt the provisions of SFAS No. 145 on January 1, 2003, and we do not believe the adoption of SFAS No. 145 will have a material effect on our consolidated financial statements.

On January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and provides a single accounting model for long-lived assets to be disposed of. The adoption of SFAS No. 144 had no effect on our consolidated financial statements.

On January 1, 2002, we adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangibles Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized, but are reviewed annually for impairment or more frequently if impairment indicators arise. The adoption of SFAS Nos. 141 and 142 had no effect on our consolidated financial statements.

On January 1, 2002, we adopted the provision in EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," dealing with consideration from a vendor to a reseller under cooperative advertising and other arrangements. This provision of EITF Issue No. 01-9 states that consideration from a vendor to a reseller of the vendor's products or services is presumed to be a reduction of the selling price of the vendor's products or services, unless the vendor (i) receives an identifiable benefit in return for the consideration and (ii) can reasonably estimate the fair value of the benefit received. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, the excess amount is to be recorded by the vendor as a reduction of revenues. The adoption of this new guidance did not have a material effect on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. We are required to adopt SFAS No. 143 on January 1, 2003, and we do not believe the adoption of SFAS No. 143 will have a material effect on our consolidated financial statements.

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 standardizes the accounting for derivatives and hedging activities and requires that all derivatives be recognized in the statement of financial position as either assets or liabilities at fair value. Changes in the fair value of derivatives that do not meet the hedge accounting criteria are required to be reported in operations. The adoption of SFAS No. 133 had no effect on our consolidated financial statements.

During the fourth quarter of 2000, retroactive to January 1, 2000, we changed our method of accounting for up-front fees associated with service activation and the related incremental direct costs in accordance with the SAB No. 101. The cumulative effect of the change in accounting principle resulted in a charge to operations of $9,249, which is included in net loss for the year ended December 31, 2000. For the years ended December 31, 2001 and 2000, we recognized $11,661 and $18,661, respectively, in revenue that was included in the cumulative effect adjustment as of January 1, 2000 (none during the year ended December 31, 2002). The effect of that revenue during 2001 and 2000 was to decrease our net loss by $3,067 and $4,624, respectively.

Quarterly Financial Information (Unaudited)

Certain operating expenses for periods ended prior to December 31, 2002 have been reclassified to conform to the presentation in the fourth quarter of 2002.

The Company's 2002 and 2001 unaudited condensed consolidated quarterly financial information is as follows:

	Three months ended			
	March 31	June 30	September 30	December 31
2002:				
Revenues, net	$ 101,666	$ 97,733	$ 96,206	$ 87,891
Network and product costs	90,194	76,262	69,546	62,334
Sales, marketing, general and administrative	37,204	33,833	41,173	38,163
Loss from operations	(56,374)	(39,524)	(51,864)	(33,230)
Net loss	(56,839)	(40,793)	(51,707)	(35,489)
Basic and diluted net loss per share	(0.26)	(0.19)	(0.23)	(0.16)

	Three months ended			
	March 31	June 30	September 30	December 31
2001:				
Revenues, net	71,245	87,099	84,784	89,468
Network and product costs	135,950	122,420	104,273	99,232
Sales, marketing, general and administrative	62,039	58,292	45,618	33,959
Provision for restructuring expenses	14,805	2,942	(130)	(3,253)
Provision for long-lived asset impairment	—	2,230	(241)	9,999
Loss from operations	(174,712)	(141,847)	(108,070)	(112,251)
Loss before extraordinary item	(198,535)	(175,462)	(139,749)	(175,223)
Extraordinary item	—	—	—	1,033,727
Net income (loss)	(198,535)	(175,462)	(139,749)	858,504
Basic and diluted per share amounts:				
Loss before extraordinary item	(1.15)	(1.01)	(0.79)	(0.96)
Extraordinary item	—	—	—	5.65
Net income (loss)	(1.15)	(1.01)	(0.79)	4.69

Our net revenues decreased in the second, third and fourth quarters of 2002 primarily due to the timing of cash collections related to financially distressed partners and the impact of various promotional rebates and customer incentives programs. Cash collected from our financially distressed partners that is included in net revenues was $16,862, $15,300, $12,077 and $3,370 for the first, second, third and fourth quarters of 2002, respectively.

Revenues recognized during the three months ended March 31, 2002 include payments totaling $3,307 from certain bankrupt customers that we received prior to January 1, 2002 and recorded as unearned revenues in our consolidated balance sheet as of December 31, 2001 because our ability to retain these payments was not reasonably assured as of that date. However, as a result of subsequent developments in the bankruptcy proceedings of such customers, we determined that our ability to retain these payments was reasonably assured prior to March 31, 2002. Consequently, we recognized these payments as revenues during the three months then ended. During the three months ended September 30, 2002, due to the developments in the bankruptcy proceeding of another customer, we determined our ability to retain certain payments received from this bankrupt customer prior to January 1, 2002 was now reasonably assured. Accordingly, we recognized revenues of $1,120 that were deferred as of December 31, 2001. In addition we recognized revenues of $1,010 during the three months ended September 30, 2002 from one of our wholesale partners that was not as a result of services provided by us, but was instead a result of a shortfall in the wholesale partner's contractual revenue commitment to us.

During the fourth quarter of 2000, retroactive to January 1, 2000, we adopted SAB No. 101, which requires up-front revenues to be deferred. Also, as a result of the adoption of SAB No. 101 retroactive to January 1, 2000, we now treat the incremental direct costs of service activation as deferred charges in amounts that are no greater than the up-front fees that are deferred. For the three-month periods ended March 31, June 30, September 30 and December 31 of 2001, we recognized approximately $4,264, $3,679, $2,697, and $1,021 of revenues, respectively, that were included in the SAB No. 101 cumulative effect adjustment as of January 1, 2000. The effect of that revenue during those periods was to decrease net loss by approximately $1,140, $949, $688 and $290, respectively.

Our network and product costs have decreased in every quarter during the years ended December 31, 2002 and 2001, reflecting the impact of cost reduction measures and efforts to maximize the efficiency of our network. Included in network and product costs for the three months ended March 31, 2002 are acquisition costs of $3,674 associated with our solicitation of InternetConnect's former customers. Included in network and product costs for the three months ended June 30, 2002 is a recovery of $5,550 from the settlement of certain disputed network service obligations. Included in network and product costs for the three months ended December 31, 2001 is a recovery of $5,570 from the settlement of certain disputed collocation claims.

As part of the continuing evaluation of our network assets during the third and fourth quarters of 2002, certain matters were identified related to prior financial reporting periods that necessitated the recording of adjustments to certain expenses. Such matters were related principally to (i) changes in our network configuration, which necessitated reductions of the remaining estimated useful lives of certain network equipment, (ii) the capitalization of certain network and product costs that should have been charged to operating expenses when they were incurred and (iii) various restructuring activities that resulted in the abandonment of certain network equipment and leasehold improvements. Accordingly, for the three months ended September 30, 2002, we recorded additional (i) depreciation expense of $9,584 and (ii) network and product costs of $1,215. During the three months ended December 31, 2002, we reduced depreciation expense by $1,306 and recorded additional (i) network and product costs of $1,930, (ii) loss on the disposition of property and equipment of $863 and (iii) interest expense of $75 as a result of this continuing evaluation. In addition, as part of our financial statement close process for the fourth quarter of 2002, we discovered that we had overstated our non-cash amortization expense relating to deferred stock-based compensation in prior periods by $3,745. Therefore, we recorded reductions of (i) network and product costs of $671 and (ii) sales, marketing, general and administrative expense of $3,074 during the three months ended December 31, 2002. Furthermore, as part of the review of our December 31, 2002 tax accruals, we determined that we had overstated our transaction-based tax and other tax accruals in prior periods by $5,291, which we adjusted during the three months ended December 31, 2002 through a reduction of network and product costs of $5,122 and a reduction of sales, marketing, general and administrative expenses of $169. The adjustment was primarily driven by various complex rules surrounding our estimated liability to the Federal Universal Service Fund. We do not believe any of the aforementioned amounts are material to the periods in which they should have been recorded, nor do we believe the prospective correction of such amounts during the year ended December 31, 2002 is material to our consolidated operating results for such year. The impact on prior financial reporting periods in 2002, 2001 and 2000 would have been as follows if these amounts had been recorded in the proper financial reporting periods:

	Three months ended			
	March 31	June 30	September 30	December 31
2002:				
Net loss, as reported	$ (56,839)	$ (40,793)	$ (51,707)	$ (35,489)
Effect of prospectively correcting certain differences relating to prior periods, which is included in net loss, as reported	—	—	10,799	(7,474)
Effect of unadjusted differences	(1,186)	(1,231)	1,386	—
Net loss, had unadjusted differences been recorded, net of effect of prospectively correcting certain differences relating to prior periods	(58,025)	(42,024)	(39,522)	(42,963)
Net loss per share, as reported	(0.26)	(0.19)	(0.23)	(0.16)
Effect of prospectively correcting certain differences relating to prior periods, which is included in net loss per share, as reported	—	—	0.04	(0.03)
Effect of unadjusted differences	(0.01)	(0.01)	0.01	—
Net loss per share, had unadjusted differences been recorded, net of effect of prospectively correcting certain differences relating to prior periods	(0.27)	(0.20)	(0.18)	(0.19)

	Three months ended				Year ended
	March 31	June 30	September 30	December 31	December 31
2001:					
Net income (loss), as reported	$ (198,535)	$ (175,462)	$ (139,749)	$ 858,504	$ 344,758
Effect of prospectively correcting certain differences relating to prior periods, which is included in net income (loss), as reported	—	—	—	—	—
Effect of unadjusted differences	5,198	12	(4,841)	(3,802)	(3,433)
Net income (loss), had unadjusted differences been recorded, net of effect of prospectively correcting certain differences relating to prior periods	(193,337)	(175,450)	(144,590)	854,702	341,325
Net income (loss) per share, as reported	(1.15)	(1.01)	(0.79)	4.69	1.94
Effect of prospectively correcting certain differences relating to prior periods, which is included in net income (loss) per share, as reported	—	—	—	—	—
Effect of unadjusted differences	0.03	—	(0.03)	(0.02)	(0.02)
Net income (loss) per share, had unadjusted differences been recorded, net of effect of prospectively correcting certain differences relating to prior periods	(1.12)	(1.01)	(0.82)	4.67	1.92

	Three months ended				Year ended
	March 31	June 30	September 30	December 31	December 31
2000:					
Net loss, as reported	$ (136,259)	$ (153,021)	$ (246,344)	$ (907,512)	$ (1,443,136)
Effect of prospectively correcting certain differences relating to prior periods, which is included in net loss, as reported	—	—	—	—	—
Effect of unadjusted differences	(692)	211	216	1,404	1,139
Net loss, had unadjusted differences been recorded, net of effect of prospectively correcting certain differences relating to prior periods	(136,951)	(152,810)	(246,128)	(906,108)	(1,441,997)
Net loss per share, as reported	(0.93)	(1.00)	(1.58)	(5.40)	(9.47)
Effect of prospectively correcting certain differences relating to prior periods, which is included in net loss per share, as reported	—	—	—	—	—
Effect of unadjusted differences	—	—	—	0.01	0.01
Net loss per share, had unadjusted differences been recorded, net of effect of prospectively correcting certain differences relating to prior periods	(0.93)	(1.00)	(1.58)	(5.39)	(9.46)

Our selling, marketing, general and administrative expenses have decreased on a relative basis in most quarters during the years ended December 31, 2002 and 2001, which reflects the impact of our restructuring efforts and cost reduction measures. Our sales, marketing, general and administrative expenses increased in the third and fourth quarter of 2002 primarily due to advertising expenses attributable to our radio, television and other various media marketing and advertising programs related to our "Popularizing Broadband" campaign, which we launched during the third quarter of 2002.

We recorded a credit to litigation-related expenses of $11,628 for the year ended December 31, 2002. The credit represents the non-cash valuation adjustment for the change in value of the 6,495,844 shares of common stock that will ultimately be distributed pursuant to the MOU described in Note 10 to our consolidated financial statements and in "Part I. Item 3 Legal Proceedings." Charges (credits) pertaining to litigation-related expenses were $(3,767), $(7,146), $1,884 and $(2,599), for the three months ended March 31, June 30, September 30 and December 31 of 2002, respectively. We recorded litigation-related expenses of $31,160 for the year ended December 31, 2001, including a cash payment of $5,359 and a non-cash charge of $25,801 for the value of 9,328,334 shares of common stock that either were issued in 2001 or will ultimately be issued, as described above. We recognized $4,000 (non-cash) of these charges in the second quarter ended June 30, 2001, $1,907 ($2,767 in cash and $(860) non-cash) in the third quarter ended September 30, 2001 and $25,253 ($2,592 in cash and $22,661) in the fourth quarter ended December 31, 2001.

During the three months ended December 31, 2001, we determined that certain communications equipment was obsolete based on its discontinued use in our network. We also made the decision to sell our Manassas, Virginia, facility, including land, a building and certain furniture and fixtures. In March 2002, we entered into a non-binding agreement with a third party to sell this property for less than its current book value. Accordingly, we recorded a write-down of this property and equipment for $9,999 during the three months ended December 31, 2001. We completed the sale of this property in June 2002.

We have experienced decreasing losses from operations on a quarterly basis during the years ended December 31, 2002 and 2001 as a result of reduced operating expenses levels. Depreciation and amortization have been trending downwards as a result of decreased capital expenditures and certain assets becoming fully depreciated. We expect to sustain quarterly net losses for at least the next two years. Our annual and quarterly operating results may fluctuate significantly in the future as a result of numerous factors, including the factors described in "Forward-Looking Statements."

Liquidity and Capital Resources

Our operations have required substantial capital investment for the procurement, design and construction of our central office collocation facilities, the design, creation, implementation and maintenance of our software, the purchase of telecommunications equipment and the design, development and maintenance of our networks. Capital expenditures were $26,564 for the year ended December 31, 2002. We expect that our capital expenditures related to the purchase of infrastructure equipment necessary for the development and expansion of our networks and the development of new regions will be lower in future periods while incremental, or "success-based," capital expenditures related to the addition of subscribers in existing regions will increase proportionately in relation to the number of new subscribers that we add to our network.

From our inception through December 31, 2002, we financed our operations primarily through private placements of $220,600 of equity securities, $1,282,000 in net proceeds raised from the issuance of notes (including our agreement with SBC for a $50,000 note payable), a $75,000 collateralized deposit and $719,000 in net proceeds raised from public equity offerings. As of December 31, 2002, we had an accumulated deficit of $1,529,336, and unrestricted cash, cash equivalents, and short-term investments of $204,567. In addition, we had stockholders' equity as of December 31, 2002 of $82,299.

Net cash used in our operating activities was $73,967 for the year ended December 31, 2002. The net cash used in our operating activities during this period was primarily due to the net loss of $184,828, a decrease in accounts payable of $4,927, a decrease in collateralized customer deposits of $6,809, a decrease in unearned revenues of $24,882 and a reduction of non-cash litigation-related expenses of $11,628, offset by depreciation and amortization charges of $127,088, a decrease in deferred costs of service activation of $17,676, a decrease in restricted cash of $8,702 and a net decrease in other operating assets and liabilities of $4,259.

Net cash used in our investing activities was $40,113 for the year ended December 31, 2002. The net cash used in our investing activities during this period was primarily due to purchases of short-term investments of $237,088 and capital expenditures of $26,564, offset by maturities of short-term investments of $165,526, sales of short-term investments of $40,017, proceeds from the sale of property and equipment of $13,451 and proceeds from the sale of investments in unconsolidated affiliates of $3,360.

Net cash provided by our financing activities was $2,761 for the year ended December 31, 2002. The net cash provided by our financing activities during this period was due to proceeds from the issuance of common stock of $3,089, offset by principal payments under capital lease obligations of $328.

As of December 31, 2002, we had $96,491 in unrestricted cash and cash equivalents and $108,076 in unrestricted short-term investments. We expect to experience negative cash flow from operating and investing activities into 2004 due to continued development of new services and the addition of new end-users to our network. Our future cash requirements for developing, deploying and enhancing our network and operating our business, as well as our revenues, will depend on a number of factors including:

- the effect of the FCC's decision in the Triennial Review, our continuing ability to access line-shared telephone wires and our ability to obtain access to the traditional telephone companies' remote terminals;
- the rate at which resellers and end-users purchase and pay for our services and the pricing of such services;
- the financial condition of our customers;
- the level of marketing required to acquire and retain customers and to attain a competitive position in the marketplace;
- the rate at which we invest in engineering, development and intellectual property with respect to existing and future technology;
- the operational costs that we incur to install, maintain and repair end-user lines and our network as a whole;
- pending litigation;
- existing and future technology;
- unanticipated opportunities;
- network development schedules and associated costs; and
- the number of regions entered, the timing of entry and services offered.

In addition, we may wish to selectively pursue possible acquisitions of, or investments in businesses, technologies or products complementary to ours in order to expand our geographic presence, broaden our product and service offerings and achieve operating efficiencies. We may not have sufficient liquidity, or we may be unable to obtain additional financing on favorable terms or at all, in order to finance such an acquisition or investment.

Our contractual debt and lease obligations as of December 31, 2002 for the next five years, and thereafter, were as follows:

	2003	2004–2005	2006–2007	Thereafter	Total
Note payable to SBC	$ —	$ 50,000	$ —	$ —	$ 50,000
Capital leases	165	—	—	—	165
Office leases	5,424	6,112	2,450	720	14,706
Other operating leases	1,451	209	4	—	1,664
	7,040	56,321	2,454	720	66,535

We lease certain vehicles, equipment and office facilities under various noncancelable operating leases that expire at various dates through 2009. The facility leases generally require us to pay operating costs, including property taxes, insurance and maintenance, and contain scheduled rent increases and certain other rent escalation clauses. Rent expense is reflected in our consolidated financial statements on a straight-line basis over the terms of the respective leases. We are also obligated under a capital equipment lease, which expires in 2003.

Our 2003 business plan includes certain discretionary spending that is based on several assumptions, including growth of our subscriber base with a reasonable per subscriber profit margin and improvements in productivity. If necessary, we will curtail this discretionary spending so that we can continue as a going concern at least through December 31, 2003 using only our unrestricted cash, cash equivalent and short-term investment balances in existence as of December 31, 2002. Additionally, on February 20, 2003, the FCC announced the results of the Triennial Review of its rules for network unbundling obligations of Incumbent Local Exchange Carriers. Among other things, the FCC announced that it will phase-out its rule requiring line-sharing over a three-year period. While the FCC has not yet issued its order pursuant to the Triennial Review, the ultimate impact of the FCC's February 20, 2003 announcement on our business, which relies on line-sharing to serve certain consumer end-users, will depend on our ability to negotiate fair and reasonable prices substantially lower than the whole loop cost that will ultimately be permitted under the FCC's rules. We do not believe the FCC's revised unbundling rules will have a material adverse effect on our ability to continue as a going concern at least through December 31, 2003.

We have in the past described our expectation of attaining cash flow sufficiency from our operating activities in mid-2004. Subsequent to our announcement of these expectations, the FCC announced the results of its Triennial Review, although it has not yet issued its final order. The order, when issued, may impact our cash flow from operations and the manner in which we progress towards cash flow sufficiency. In particular, our ability to continue to sell stand-alone consumer-grade services will likely depend on our ability to negotiate with the telephone companies fair and reasonable prices for line-shared services that are substantially lower than the cost of a separate line. If we cannot reach reasonable terms with the telephone companies, we may be unable to sell stand-alone consumer-grade services. In that event, we would be required to, and we believe we can, adjust our business plan so that we can still reach cash flow sufficiency in the second half of 2004. However, in this event, our growth could be impaired because of our reduced access to the consumer market.

Nonetheless, adverse business, legal, regulatory or legislative developments, such as the inability to continue line-sharing, may require us to raise additional financing, raise our prices or substantially decrease our cost structure. We also recognize that we may not be able to raise additional capital, especially under the current capital market conditions. If we are unable to acquire additional capital on favorable terms or are required to raise it on terms that are less satisfactory than we desire, it will have a material adverse effect on our financial condition which could require a sale or liquidation of our company.

Forward-Looking Statements

We include certain estimates, projections, and other forward-looking statements in our reports, in presentations to analysts and others, and in other publicly available material. Future performance cannot be ensured. Actual results may differ materially from those in forward-looking statements. The statements contained in this Annual Report that are not historical facts are "forward-looking statements" (as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act), which can be identified by the use of forward-looking terminology such as "estimates," "projects," "anticipates," "expects," "intends," "believes," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Examples of such forward-looking statements include but are not limited to:

- the impact of the FCC's decision in the Triennial Review and our ability to obtain access to line-sharing at rates that allow us to sell consumer-grade services;
- expectations regarding our ability to become cash-flow positive;
- expectations regarding the extent to which customers purchase our services;
- expectations regarding our relationships with our strategic partners and other potential third parties;
- expectations as to pricing for our services in the future;
- expectations as to the impact of our service offerings on our margins;
- the possibility that we will increase our revenues;
- the impact of advertising on brand recognition and operating results;
- plans to make strategic investments and acquisitions and the affect of such investments and acquisitions;
- estimates and expectations of future operating results, including expectations regarding when we anticipate operating on a cash flow positive basis, the adequacy of our cash reserves, our monthly burn rate and the number of installed lines;
- plans to develop and commercialize value-added services;
- our anticipated capital expenditures;
- plans to enter into business arrangements with broadband-related service providers;
- the effect of regulatory changes;
- the effect of litigation currently pending; and
- other statements contained in this Annual Report regarding matters that are not historical facts.

These statements are only estimates or predictions and cannot be relied upon. We can give you no assurance that future results will be achieved. Actual events or results may differ materially as a result of risks facing us, including:

- the effect of the FCC's Triennial Review and its announcements that it would phase out its prior rules on line-sharing and not require that the phone companies provide us with access to remote terminals;
- the impact of other regulatory developments;
- financial difficulties experienced by our customers;

- our ability to attract and retain Internet service provider, enterprise and telecommunications carrier customers and limit end-user churn rates;
- the rate at which customers subscribe to our services;
- our access to facilities of the traditional telephone companies that we need to sell our service;
- the ability to order or deploy our services on a timely basis to adequately satisfy end-user demand;
- our ability to successfully operate our network;
- reductions in the prices for our services due to competition, volume-based pricing and other factors;
- the success of our relationships with strategic partners and other potential third parties in generating significant subscriber demand;
- the mix of line orders between consumer end-users and business end-users (which typically have higher margins) as well as the mix between end-users that purchase our services directly from us as opposed to purchasing from one of our resellers;
- the ability to develop and commercialize new services by us or our competitors;
- the amount and timing of capital expenditures and other costs relating to the expansion of our network, our network capacity and new service offerings;
- our ability to raise additional capital as may be required in the future; and
- the absence of an adverse result in litigation against us.
- our ability to adapt our business plan in response to further developments resulting from the FCC's Triennial Review announcement and future order:
  - collect receivables from customers;
  - retain end-users that are served by customers facing financial difficulties;
  - successfully market our services to customers;
  - generate customer demand for our services;
  - successfully defend our company against litigation;
  - successfully reduce our operating costs and overhead while continuing to provide good customer service;
  - successfully continue to increase the number of business-grade lines;
  - achieve favorable pricing for our services;
  - respond to increasing competition;
  - manage growth of our operations; and
  - access regions and negotiate suitable interconnection agreements with the traditional telephone companies, all in a timely manner, at reasonable costs and on satisfactory terms.

All written and oral forward-looking statements made in connection with this Annual Report which are attributable to us or persons acting on our behalf are expressly qualified in their entirety by "Part I. Item 1. Business—Risk Factors" in our Annual Report on 10-K and other cautionary statements included in this Annual Report and in our Annual Report on Form 10-K. We disclaim any obligation to update information contained in any forward-looking statement.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to financial market risk, including changes in interest and marketable equity security prices, relates primarily to our investment portfolio and outstanding debt obligations. We typically do not attempt to reduce or eliminate our market exposure on our investment securities because a substantial majority of our investments are in fixed-rate, short-term securities. We do not have any derivative instruments. The fair value of our investment portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the fixed-rate, short-term nature of the substantial majority of our investment portfolio. In addition, all of our outstanding indebtedness as of December 31, 2002 is fixed-rate debt.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Covad Communications Group, Inc.

We have audited the accompanying consolidated balance sheets of Covad Communications Group, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Covad Communications Group, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2000 the Company changed its method of accounting for revenue recognition and related incremental direct costs in accordance with guidance contained in SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements".



Ernst & Young LLP

Walnut Creek, California
March 5, 2003

Consolidated Balance Sheets

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	December 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 96,491	$ 207,810
Short-term investments	108,076	76,053
Restricted cash and investments	501	9,203
Accounts receivable, net of allowances of $5,388 at December 31, 2002 ($8,483 at December 31, 2001)	21,746	23,245
Unbilled revenues	3,921	4,964
Other receivables	1,385	3,885
Inventories	5,096	7,249
Prepaid expenses and other current assets	5,524	6,689
Total current assets	242,740	339,098
Property and equipment, net	108,737	215,804
Collocation fees, net of accumulated amortization of $32,372 at December 31, 2002 ($17,716 at December 31,2001)	43,284	53,464
Investments in unconsolidated affiliates	1,026	4,874
Deferred costs of service activation	40,286	57,962
Deferred customer incentives	3,540	—
Other long-term assets	2,548	3,966
TOTAL ASSETS	442,161	675,168
Liabilities And Stockholders' Equity		
Current Liabilities:		
Accounts payable	10,915	15,842
Accrued compensation	12,774	16,268
Current portion of capital lease obligations	165	11
Accrued collocation and network service fees	16,537	31,454
Accrued transaction-based taxes	45,426	40,648
Accrued interest	5,683	183
Accrued market development funds and customer incentives	6,422	1,733
Unresolved claims related to bankruptcy proceedings	7,381	22,200
Other accrued liabilities	8,581	8,103
Total current liabilities	113,884	136,442
Long-term debt	50,000	50,000
Collateralized customer deposit	68,191	75,000
Deferred gain resulting from deconsolidation of subsidiary	53,972	55,200
Unearned revenues	73,815	98,697
Total liabilities	359,862	415,339
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding at December 31, 2002 and 2001	—	—
Common stock, $0.001 par value; 590,000,000 shares authorized; 223,182,511 shares issued and outstanding at December 31, 2002 (216,542,212 shares issued and outstanding at December 31, 2001)	223	216
Common stock — Class B, $0.001 par value; 10,000,000 shares authorized; no shares issued and outstanding at December 31, 2002 and 2001	—	—
Additional paid-in capital	1,612,319	1,606,737
Deferred stock-based compensation	(160)	(257)
Accumulated other comprehensive loss	(747)	(2,359)
Accumulated deficit	(1,529,336)	(1,344,508)
Total stockholders' equity	82,299	259,829
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	442,161	675,168

Consolidated Statements Of Operations

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Year ended December 31,		
	2002	2001	2000
Revenues, net	$ 383,496	$ 332,596	$ 158,736
Operating expenses:			
Network and product costs	298,336	461,875	432,153
Sales, marketing, general and administrative	150,373	199,908	292,991
Provision for bad debts (bad debt recoveries)	319	(658)	11,257
Depreciation and amortization of property and equipment	112,438	137,920	91,205
Amortization of intangible assets	14,650	12,919	87,220
Provision for restructuring expenses	—	14,364	4,988
Provision for long-lived asset impairment	—	11,988	589,388
Litigation-related expenses, net	(11,628)	31,160	—
Write-off of in-process research and developments costs	—	—	3,726
Total operating expenses	564,488	869,476	1,512,928
Loss from operations	(180,992)	(536,880)	(1,354,192)
Other income (expense):			
Interest income	5,122	24,593	52,901
Realized gain (loss) on short-term investments	(17)	5,909	13,466
Other than temporary losses on short-term investments	—	(1,311)	(11,579)
Provision for impairment of investments in unconsolidated affiliates	(388)	(10,069)	(17,826)
Equity in losses of unconsolidated affiliates	(806)	(13,769)	(6,452)
Gain (loss) on disposal of investments in unconsolidated affiliate	(636)	178	—
Interest expense (contractual interest expense was $142,356 during the year ended December 31, 2001)	(5,581)	(92,782)	(109,863)
Miscellaneous expense, net	(1,530)	(2,218)	(342)
Reorganization expenses, net	—	(62,620)	—
Other income (expense), net	(3,836)	(152,089)	(79,695)
Loss before extraordinary item and cumulative effect of change in accounting principle	(184,828)	(688,969)	(1,433,887)
Extraordinary item-gain on extinguishment of debt	—	1,033,727	—
Cumulative effect of change in accounting principle	—	—	(9,249)
NET INCOME (LOSS)	(184,828)	344,758	(1,443,136)
Basic and diluted per share amounts:			
Loss before extraordinary item and cumulative effect of change in accounting principle	(0.84)	(3.89)	(9.41)
Extraordinary item	—	5.83	—
Cumulative effect of accounting change	—	—	(0.06)
net income (loss)	(0.84)	1.94	(9.47)
Weighted average common shares used in computing basic and diluted per share amounts	219,743,662	177,347,193	152,358,589
Pro forma amounts assuming the accounting change is applied retroactively:			
NET INCOME (LOSS)	(184,828)	344,758	(1,433,887)
Basic and diluted net income (loss) per common share	(0.84)	1.94	(9.41)

Consolidated Statements of Stockholders' Equity (Deficit)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Convertible Preferred Stock	
	Shares	Amount
Balances at December 31, 1999	—	$ —
Issuance of common stock	—	—
Issuance of common stock upon exercise of options	—	—
Issuance of common stock for acquisitions of businesses	—	—
Repurchase of common stock	—	—
Recognition of warrants	—	—
Assumption of notes receivable from stockholders in connection with business acquisitions	—	—
Deferred stock-based compensation	—	—
Amortization of deferred stock-based compensation	—	—
Unrealized losses on available-for-sale securities	—	—
Foreign currency translation	—	—
Net loss	—	—
Balances at December 31, 2000	—	—
Issuance of common stock	—	—
Issuance of common stock upon exercise of options	—	—
Repurchase of common stock	—	—
Issuance of common stock upon emergence from Chapter 11 bankruptcy	—	—
Deconsolidation of subsidiary	—	—
Stock-based compensation	—	—
Issuance of common stock for business acquisition	—	—
Reversal of deferred stock-based compensation	—	—
Amortization of deferred stock-based compensation	—	—
Unrealized losses on available-for-sale securities	—	—
Foreign currency translation	—	—
Net income	—	—
Balances at December 31, 2001	—	—
Issuance of common stock	—	—
Issuance of common stock upon exercise of options	—	—
Issuance of common stock following emergence from Chapter 11 bankruptcy	—	—
Issuance of warrants	—	—
Stock-based compensation	—	—
Deferred stock-based compensation	—	—
Amortization (reversal) of deferred stock-based compensation	—	—
Unrealized losses on available-for-sale securities	—	—
Foreign currency translation	—	—
Net loss	—	—
BALANCES AT DECEMBER 31, 2002	—	—

Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deferred Stock-Based Compensation	Notes Receivable From Stockholders	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
138,710,493	$ 139	$ 851,538	$ (6,513)	$ —	$ 91,257	$ (246,130)	$ 690,291
18,101,646	18	155,385	—	—	—	—	155,403
5,461,935	5	12,080	—	—	—	—	12,085
11,097,753	11	480,645	(407)	—	—	—	480,249
(1,434,375)	(1)	—	—	—	—		(1)
—	—	9,089	—	—	—	—	9,089
—	—	—	—	(423)	—	—	(423)
—	—	628	(628)	—	—	—	—
—	—	—	4,481	—	—	—	4,481
—	—	—	—	—	(88,985)	—	(88,985)
—	—	—	—	—	(1,716)	—	(1,716)
—	—	—	—	—	—	(1,443,136)	(1,443,136)
171,937,452	172	1,509,365	(3,067)	(423)	556	(1,689,266)	(182,663)
1,010,000	1	579	—	—	—	—	580
4,100,979	4	2,109	—	—	—	—	2,113
(67,500)	—	(172)	—	—	—	—	(172)
37,292,800	37	93,568	—	—	—	—	93,605
—	—	—	—	423	—	—	423
—	—	439	—	—	—	—	439
2,268,481	2	2,062	—	—	—	—	2,064
—	—	(1,213)	1,213	—	—	—	—
—	—	—	1,597	—	—	—	1,597
—	—	—	—	—	(2,327)	—	(2,327)
—	—	—	—	—	(588)	—	(588)
—	—	—	—	—	—	344,758	344,758
216,542,212	216	1,606,737	(257)	—	(2,359)	(1,344,508)	259,829
5,417,251	6	4,303	—	—	—	—	4,309
1,005,937	1	398	—	—	—	—	399
217,111	—	261	—	—	—	—	261
—	—	3,790	—	—	—	—	3,790
—	—	285	—	—	—	—	285
—	—	290	(290)	—	—	—	—
—	—	(3,745)	387	—	—	—	(3,358)
—	—	—	—	—	270	—	270
—	—	—	—	—	1,342	—	1,342
—	—	—	—	—	—	(184,828)	(184,828)
223,182,511	223	1,612,319	(160)	—	(747)	(1,529,336)	82,299

Consolidated Statements of Cash Flows

(AMOUNTS IN THOUSANDS)

	Year ended December 31,		
	2002	2001	2000
Operating Activities:			
Net income (loss)	$ (184,828)	$ 344,758	$ (1,443,136)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Provision for bad debts (bad debt recoveries)	319	(658)	11,257
Depreciation and amortization	127,088	150,839	178,425
Loss on disposition of property and equipment	1,712	2,679	524
Non-cash reorganization expenses	—	42,856	—
Non-cash litigation-related expenses	(11,628)	25,801	—
Provision for long-lived asset impairment	—	11,988	589,388
Write-off of in-process research and development costs	—	—	3,726
Amortization (reversal) of deferred stock-based compensation, net	(3,358)	1,597	4,481
Other stock-based compensation	285	439	9,089
Other non-cash charges	803	—	—
Accretion of interest on investments	(209)	(7,136)	(25,093)
Accretion of debt discount and amortization of deferred debt issuance costs	—	20,845	27,826
Other than temporary losses on short-term investments	—	1,311	11,579
Provision for impairment of investments in unconsolidated affiliates	388	10,069	17,826
Equity in losses of unconsolidated affiliates	806	13,769	6,452
(Gain) loss on disposal of investment in unconsolidated affiliates	636	(178)	—
Extraordinary item	—	(1,033,727)	—
Cumulative effect of change in accounting principle	—	—	9,249
Net changes in operating assets and liabilities:			
Restricted cash	8,702	(9,103)	(635)
Accounts receivable	1,180	532	(18,932)
Unbilled revenue	1,043	2,282	(1,827)
Inventories	2,153	6,748	(5,662)
Prepaid expenses and other current assets	4,159	3,163	3,534
Deferred costs of service activation	17,676	(5,131)	(52,831)
Accounts payable	(4,927)	(53,652)	41,047
Unresolved claims related to bankruptcy proceedings	(2,930)	22,200	—
Collateralized customer deposit	(6,809)	—	—
Accrued restructuring expenses	—	2,024	4,988
Other current liabilities	(1,346)	(22,291)	51,773
Unearned revenues	(24,882)	12,777	80,459
Net cash used in operating activities	(73,967)	(455,199)	(496,493)

	Year ended December 31,		
	2002	2001	2000
Investing Activities:			
Cash acquired through business acquisitions	—	—	4,330
Cash relinquished as a result of deconsolidating a subsidiary	—	(1,599)	—
Purchase of short-term investments	(237,088)	(638,096)	(613,307)
Maturities of short-term investments	165,526	547,477	679,615
Sale of short-term investments	40,017	329,458	92,917
Redemption of restricted investments	—	26,875	26,875
Purchase of restricted investments in connection with bankruptcy proceedings	—	(257,202)	—
Redemption of restricted investments in connection with bankruptcy proceedings	—	270,698	—
Purchase of property and equipment	(22,782)	(15,732)	(319,234)
Proceeds from sale of property and equipment	13,451	1,280	—
Recovery of internal-use software costs	814	2,000	21,500
Payment of collocation fees	(3,782)	(7,940)	(25,038)
Acquisition of equity investments in unconsolidated affiliates	—	—	(51,341)
Proceeds from sale of investments in unconsolidated affiliates	3,360	1,225	—
Decrease (increase) in other long-term assets	371	(206)	(2,053)
Net cash provided by (used in) investing activities	(40,113)	258,238	(185,736)
Financing Activities:			
Proceeds from collateralized customer deposit	—	75,000	—
Proceeds from issuance of long-term debt	—	50,000	897,619
Principal payments of long-term debt in connection with bankruptcy proceedings	—	(271,708)	—
Other principal payments of long-term debt	—	(8,393)	(5,457)
Principal payments under capital lease obligations	(328)	(1,089)	(2,347)
Proceeds from common stock issuance, net of repurchase	3,089	2,521	167,487
Principal payments on short-term borrowings	—	—	(32,900)
Net cash provided by (used in) financing activities	2,761	(153,669)	1,024,402
Effect of foreign currency translation on cash and cash equivalents	—	—	229
Net increase (decrease) in cash and cash equivalents	(111,319)	(350,630)	342,402
Cash and cash equivalents at beginning of year	207,810	558,440	216,038
CASH AND CASH EQUIVALENTS AT END OF YEAR	96,491	207,810	558,440
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for interest, net of amounts capitalized (none in 2002 and 2001, $2,490 in 2000)	80	68,051	77,816
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Equipment purchased through capital leases	482	—	955

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. Nature of Operations and Summary of Significant Accounting Policies

Organization, Business and Basis of Presentation

ORGANIZATION AND BUSINESS Covad Communications Group, Inc. ("Covad") is a provider of high-speed connectivity services. These services include a range of high-speed, high-capacity Internet and network access services utilizing digital subscriber line ("DSL") technology and related value-added services. Covad's high-speed connectivity services are sold to businesses and consumers directly and indirectly through Internet service providers ("ISPs"), enterprises, telecommunications carriers and other customers. These services are sold directly to business and consumer end-users through Covad's field sales force, telephone sales, third party referrals and Covad's web site. ISPs purchase Covad's services in order to provide high-speed Internet access to their business and consumer end-users. Branded virtual service providers purchase turnkey broadband or dial-up services from Covad and sell these services to their existing customers or affiliate groups. Enterprise customers purchase services directly or indirectly from Covad to provide their employees with high-speed remote access to the enterprise's local area network. Other telecommunications carriers purchase Covad's services for resale to their ISP affiliates, Internet users and enterprise customers.

BASIS OF PRESENTATION The consolidated financial statements include the accounts of Covad and its wholly owned subsidiaries (collectively, the "Company"), except for the accounts of BlueStar Communications Group, Inc. and its subsidiaries (collectively, "BlueStar"), which have been excluded from the Company's consolidated financial statements effective June 25, 2001 (Note 3). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company's 2003 business plan includes certain discretionary spending that is based on several assumptions, including growth of the Company's subscriber base with a reasonable per subscriber profit margin and improvements in productivity. If necessary, the Company will curtail this discretionary spending so that it can continue as a going concern at least through December 31, 2003 using only the Company's unrestricted cash, cash equivalent and short-term investment balances in existence as of December 31, 2002. Additionally, on February 20, 2003, the Federal Communications Commission ("FCC") announced the results of the Triennial Review of its rules for network unbundling obligations of Incumbent Local Exchange Carriers (Note 15). Among other things, the FCC announced that it will phase-out its rule requiring line-sharing over a three-year period. While the FCC has not yet issued its order pursuant to the Triennial Review, the ultimate impact of the FCC's February 20, 2003 announcement on the Company's business, which relies on line-sharing to serve certain consumer end-users, will depend on the Company's ability to negotiate fair and reasonable prices substantially lower than the whole loop cost that will ultimately be permitted under the FCC's rules. Management does not believe the FCC's revised unbundling rules will have a material adverse effect on the Company's ability to continue as a going concern at least through December 31, 2003.

As part of management's continuing evaluation of the Company's network assets during the year ended December 31, 2002, certain matters were identified related to prior financial reporting periods that necessitated the recording of adjustments to certain expenses. Such matters were related principally to (i) changes in the Company's network configuration, which necessitated reductions of the remaining estimated useful lives of certain network equipment, (ii) the capitalization of certain network and product costs that should have been charged to operating expenses when they were incurred and (iii) various restructuring activities that resulted in the abandonment of certain network equipment and leasehold improvements. Accordingly, for the year ended December 31, 2002, the Company has recorded additional (i) depreciation expense of $6,989 ($1,306 of which was recorded during the fourth quarter of 2002), (ii) network and product costs of $2,635 ($1,930 of which was recorded during the fourth quarter of 2002), (iii) loss on the disposition of property and equipment of $635 (all of which was recorded during the fourth quarter of 2002), and (iv) interest expense of $51 (all of which was recorded during the fourth quarter of 2002). In addition, as part of the Company's financial statement close process for the year ended December 31, 2002, management discovered that the Company had overstated its amortization expense relating to non-cash deferred stock-based compensation in prior periods by $3,213. Therefore, for the year ended December 31, 2002, the Company recorded reductions of (i) network and products costs of $320 (all of which was recorded during the fourth quarter of 2002) and (ii) sales, marketing, general and administrative expense of $2,893 (all of which was recorded during the fourth quarter of 2002). Furthermore, as part of the Company's review of its December 31, 2002 tax accruals, it determined that it had overstated its transaction-based tax and other tax accruals in prior periods by $4,804, which the Company adjusted during the year ended December 31, 2002 (all of which was recorded during the fourth quarter of 2002). The adjustment was primarily driven by various complex rules surrounding the Company's estimated liability to the Federal Universal Service Fund. The Company does not believe any of the aforementioned amounts are material to the periods in which they should have been recorded, nor does it believe the prospective correction of such amounts during the year ended December 31, 2002 is material to its consolidated operating results for such year (the prospective correction of the aforementioned amounts relating to prior periods increased the Company's 2002 consolidated net loss by $2,294, or $0.01 per share). The impact on prior financial reporting periods would have been as follows if these amounts had been recorded in the correct financial reporting periods: (i) net income for the year ended December 31, 2001 would have been decreased by $3,433 ($0.02 per share) and (ii) net loss for the year ended December 31, 2000 would have been decreased by $1,139 ($0.01 per share).

Summary of Significant Accounting Policies

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates. The Company's critical accounting estimates include (i) revenue recognition and the establishment of accounts receivable allowances (Notes 1 and 2), (ii) inventory valuation (Note 1), (iii) reorganization and restructuring liabilities (Notes 3 and 4), (iv) useful life assignments and impairment evaluations associated with property and equipment and intangible assets (Notes 1 and 5), (v) anticipated outcomes of legal proceedings and other disputes (Notes 3, 4 and 10), (vi) transaction-based tax liabilities (Note 10) and (vii) valuation allowances associated with deferred tax assets (Note 12).

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS The Company considers all highly liquid investments with a maturity of three months or less from the date of original issuance to be cash equivalents. As of December 31, 2002 and 2001, cash equivalents consisted principally of money market mutual funds. All of the Company's investments are classified as available-for-sale and stated at their fair market values, which are determined based on quoted market prices. The Company's short-term investments had original maturities greater than three months, but less than one year, from the balance sheet dates. Management determines the appropriate classification of investments at the time of purchase and reevaluates such designation at the end of each period. Unrealized gains and losses on available-for-sale securities are included as a separate component of stockholders' equity. Realized gains and losses on available-for-sale securities are determined based on the specific identification of the cost of securities sold.

Short-term investments consisted of the following:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government agency securities	$ 107,867	$ 209	$ —	$ 108,076
Total available-for-sale securities	107,867	209	—	108,076

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government agency securities	$ 30,019	$ 1	$ (23)	$ 29,997
Certificates of deposit	46,089	—	(33)	46,056
Total available-for-sale securities	76,108	1	(56)	76,053

Realized gains and losses resulting from the sale of available-for-sale securities were as follows:

	Year ended December 31,		
	2002	2001	2000
Gains	$ —	$ 6,373	$ 13,466
Losses	(17)	(464)	—
	(17)	5,909	13,466

RESTRICTED CASH AND INVESTMENTS As of December 31, 2002 and 2001, the Company held $501 and $9,203, respectively, in money market mutual funds principally for the payment of unresolved bankruptcy claims (Note 2).

OTHER INVESTMENTS Other investments consist primarily of strategic investments in publicly held and private entities. Investments representing equity interests of less than 20% in publicly held companies are accounted for as available-for-sale securities at fair value as measured by quoted market prices. Investments in privately held companies are accounted for under either the cost or equity methods of accounting, depending on the Company's ability to significantly influence these entities.

The Company performs periodic reviews of its investments for impairment. Impairment write-downs create a new carrying value for both publicly and privately held investments and the Company does not record subsequent increases in fair value in excess of the new carrying value for privately held investments accounted for under the cost or equity methods. The Company recorded write-downs of $388, $10,069 and $17,826 during the years ended December 31, 2002, 2001 and 2000, respectively, related to impairments of its privately held investments.

CONCENTRATIONS OF CREDIT RISK, SIGNIFICANT CUSTOMERS, KEY SUPPLIERS AND RELATED PARTIES Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and restricted investments. The Company's cash and investment policies limit cash equivalents, short-term investments and restricted investments to short-term, investment grade instruments. Cash and cash equivalents, short-term investments and restricted cash and investments are held with various domestic and Canadian financial institutions with high credit standing. The Company has not experienced any significant losses on its cash, cash equivalents or restricted investments. However, during the years ended December 31, 2001 and 2000, the Company recognized other than temporary losses on certain available-for-sale securities aggregating $1,311 and $11,579, respectively (none during the year ended December 31, 2002).

The Company conducts business primarily with ISP, enterprise and telecommunications carrier customers in the United States. As more fully described in Note 2, the Company has concentrations of credit risk with a small number of customers, and certain of the Company's customers were experiencing financial difficulties as of December 31, 2002 and 2001 and were not current in their payments for the Company's services at those dates. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. An allowance is maintained for estimated credit losses. During the years ended December 31, 2002, 2001 and 2000, the Company wrote-off certain accounts receivable balances aggregating $2,652, $10,371 and $175, respectively, against the allowance for credit losses. During the years ended December 31, 2002 and 2001, the Company recovered $684 and $2,037, respectively, of accounts receivable balances previously written-off against such allowance. There were no similar recoveries of accounts receivable balances for the year ended December 31, 2000.

The Company's former vice-chairman and interim chief executive officer, who was also a member of the Company's board of directors from October 1997 to December 2002, is a minority stockholder and former member of the board of directors of one of the Company's former ISP customers, InternetConnect, which filed for bankruptcy protection in 2001 (Note 6). The Company recognized revenues of $5,601 and $7,189 related to this customer during the years ended December 31, 2001 and 2000, respectively (none during the year ended December 31, 2002). The Company also purchased certain products from a company in which its former vice-chairman and interim chief executive officer serves as a director. Purchases from this vendor totaled $258 and $140 in 2002 and 2001, respectively. Purchases were not made from this vendor in 2000.

The Company is dependent on a limited number of suppliers for certain equipment used to provide its services. The Company has generally been able to obtain an adequate supply of such equipment. However, an extended interruption in the supply of equipment currently obtained from its suppliers could adversely affect the Company's business and results of operations.

The Company acquired an equity interest in a supplier during 1999 and disposed of this interest in 2001. Purchases from this supplier totaled $5,774, $13,928 and $53,156 for the years ended December 31, 2002, 2001 and 2000, respectively.

A member of the Company's Board of Directors is the President of one of the Company's wholesale customers. The Company recognized revenues from this customer of $1,311, $1,822 and $1,317 during the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002 and 2001, gross accounts receivable from this customer were $68 and $226, respectively.

INVENTORIES Inventories, consisting primarily of customer premises equipment, are stated at the lower of cost, determined using the "first-in, first-out" method, or market.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost, subject to adjustments for impairment, and depreciated or amortized using the straight-line method over the following estimated useful lives:

Building	10 years
Leasehold improvements	5 years or the term of the lease, whichever is less
Computer equipment	2 to 5 years
Computer software	3 to 5 years
Furniture and fixtures	2 to 5 years
Networks and communication equipment	2 to 5 years

The Company incurs significant costs associated with internal use software, which consists principally of the Company's operational support systems ("OSS") software and web site. The Company charges the costs of research to expense as they are incurred, including pre-development efforts related to determining technological or product alternatives, and costs incurred for training and maintenance. Software and web site development costs, which include direct costs such as labor and contractors, are capitalized when it is probable that the project will be completed and the software or web site will be used as intended. Costs incurred for upgrades and enhancements to the Company's software or web site are capitalized when it is probable that such efforts will result in additional and significant functionality. Capitalized software and web site costs are amortized to expense over the estimated useful life of the software or web site. Amortization of internal use software costs was $5,814, $9,207 and $6,394 during the years ended December 31, 2002, 2001 and 2000, respectively. The Company accounts for incidental sales of licenses to its OSS software on a cost recovery basis (Note 6).

The Company leases certain equipment under capital lease agreements. Assets and liabilities under capital leases are recorded at the lesser of the present value of the aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease. Assets under capital leases are amortized over the lesser of the lease term or useful life of the assets. Amortization of assets under capital leases is included in depreciation and amortization expense.

COLLOCATION FEES Collocation fees represent nonrecurring fees paid to other telecommunications carriers for the right to use central office space to house equipment owned or leased by the Company. Such nonrecurring fees are capitalized as intangible assets and amortized over five years using the straight-line method. The Company's collocation agreements also require periodic recurring payments, which are charged to expense as incurred. All such collocation agreements are cancelable by the Company at any time.

As of December 31, 2002, the Company's estimated annual amortization expenses associated with collocation fees for the next five years were as follows:

2003	$	11,828
2004		11,828
2005		11,828
2006		7,343
2007		457

CHANGE IN ACCOUNTING ESTIMATE In addition to the changes in accounting estimate described above under "Basis of Presentation," effective January 1, 2001, the Company reduced the remaining estimated useful lives of all long-lived assets, excluding building and leasehold improvements, that previously had estimated useful lives in excess of five years such that the residual balances and any subsequent additions are now depreciated or amortized over five years using the straight-line method. This change in accounting estimate increased the Company's loss before extraordinary item by $14,006 ($.08 per share) and decreased net income by $14,006 ($.08 per share) for the year ended December 31, 2001.

IMPAIRMENT OF LONG-LIVED ASSETS The Company periodically evaluates potential impairments of its long-lived assets, including intangibles. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more indicators of impairment, the Company evaluates the projected undiscounted cash flows related to the assets. If these cash flows are less than the carrying value of the assets, the Company measures the impairment using discounted cash flows or other methods of determining fair value.

Long-lived assets to be disposed of are carried at the lower of cost or fair value less estimated costs of disposal.

STOCK-BASED COMPENSATION The Company accounts for stock-based awards to (i) employees using the intrinsic value method and (ii) non-employees using the fair value method.

Under the intrinsic value method, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The following table illustrates the pro forma effect on net income (loss) and earnings (loss) per share for the years ended December 31, 2002, 2001 and 2000 had the Company applied the fair value method to account for stock-based awards to employees:

	2002	2001	2000
Net income (loss), as reported	$ (184,828)	$ 344,758	$ (1,443,136)
Stock-based employee compensation expense (reversal) included in the determination of net income (loss), as reported	(3,112)	1,849	4,481
Stock-based employee compensation expense that would have been included in the determination of net income (loss) if the fair value method had been applied to all awards	(28,001)	(13,051)	(206,900)
PRO FORMA NET INCOME (LOSS)	(215,941)	333,556	(1,645,555)
Basic and diluted net income (loss) per common share:			
As reported	(0.84)	1.94	(9.41)
Pro forma	(0.98)	1.88	(10.80)

The weighted-average grant date fair value of stock-based awards to employees was $1.50, $1.45 and $29.02 per share during the years ended December 31, 2002, 2001 and 2000, respectively. Such weighted-average grant fair values were estimated using the Black-Scholes option valuation model and the assumptions listed in Note 13 under the caption "Pro Forma Stock-Based Compensation Information."

ADVERTISING COSTS The Company charges the costs of advertising to expense as incurred. Advertising expense for the years ended December 31, 2002, 2001 and 2000 was $27,083, $16,467 and $45,511, respectively.

The Company makes market development funds ("MDF") available to certain customers for the reimbursement of co-branded advertising expenses and other purposes. To the extent that MDF is used by the Company's customers for co-branded advertising, and (i) the customers provide the Company with third-party evidence of such co-branded advertising as required by Company policy and (ii) the Company can reasonably estimate the fair value of its portion of the advertising, such amounts are charged to advertising expense as incurred. Other amounts payable to customers relating to rebates, customer incentives and nonqualified MDF activities are recorded as reductions of revenues as incurred.

INCOME TAXES The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

FAIR VALUES OF FINANCIAL INSTRUMENTS The following methods and assumptions were used to estimate the fair values of the Company's financial instruments:

CASH, CASH EQUIVALENTS, SHORT TERM INVESTMENTS AND RESTRICTED INVESTMENTS The carrying amounts of these assets approximate their respective fair values, which were determined based on quoted market prices.

BORROWINGS. The fair values of borrowings, including long-term debt and capital lease obligations, are estimated based on quoted market prices, where available, or by discounting the future cash flows using estimated borrowing rates at which similar types of borrowing arrangements with the same remaining maturities could be obtained by the Company. The aggregate fair value of the Company's long-term debt and capital lease obligations was $59,140 as of December 31, 2002, as compared to the aggregate carrying amount of $50,147 as of such date. The aggregate fair value of the Company's long-term debt and capital lease obligations was $50,011 as of December 31, 2001, as compared to the aggregate carrying amount of $50,011 as of such date.

FOREIGN CURRENCY The functional currency of the Company's unconsolidated affiliates is the local currency. The investments in these unconsolidated affiliates are translated into U.S. dollars at year-end exchange rates, and the Company's equity in the income or losses of these affiliates is translated at average exchange rates prevailing during the year. Translation adjustments are included in "Accumulated other comprehensive loss," a separate component of stockholders' equity.

PER SHARE AMOUNTS Basic per share amounts are computed by using the weighted average number of shares of the Company's common stock, less the weighted average number of common shares subject to repurchase, outstanding during the period.

Diluted per share amounts are determined in the same manner as basic per share amounts, except that the number of weighted average common shares used in the computations includes dilutive common shares subject to repurchase and is increased assuming the (i) exercise of dilutive stock options and warrants using the treasury stock method and (ii) conversion of dilutive convertible debt instruments. However, diluted net income (loss) per share is the same as basic net income (loss) per share in the periods presented in the accompanying consolidated statements of operations because loss from operations is the "control number" in determining whether potential common shares are included in the calculation. Consequently, the impact of (i) including common shares subject to repurchase, (ii) the assumed exercise of outstanding stock options and warrants and (iii) the assumed conversion of convertible senior notes was not dilutive to loss from operations.

The following table presents the calculation of weighted average common shares used in the computations of basic and diluted per share amounts presented in the accompanying consolidated statements of operations:

	Year ended December 31,		
	2002	2001	2000
Weighted average shares of common stock outstanding	219,750,287	177,489,090	155,944,344
Less weighted average shares of common stock subject to repurchase	6,625	141,897	3,585,755
Weighted average common shares used in computing basic per share amounts	219,743,662	177,347,193	152,358,589

COMPREHENSIVE INCOME (LOSS) Significant components of the Company's comprehensive income (loss) are as follows:

	Cumulative	Year ended December 31,		
	Amounts	2002	2001	2000
Net income (loss)	$ (1,529,336)	$ (184,828)	$ 344,758	$ (1,443,136)
Unrealized gains (losses) on available-for-sale securities	215	270	(2,327)	(88,985)
Foreign currency translation adjustment	(962)	1,342	(588)	(1,716)
COMPREHENSIVE INCOME (LOSS)	(1,530,083)	(183,216)	341,843	(1,533,837)

RECENT ACCOUNTING PRONOUNCEMENTS In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") number ("No.") 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require prominent disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported operating results, including per share amounts, in annual and interim financial statements. The disclosure provisions of SFAS No. 148 were effective immediately upon issuance in 2002. As of December 31, 2002, the Company has no immediate plans to adopt the fair value method of accounting for stock-based employee compensation.

In November 2002, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Under EITF Issue No. 00-21, revenue arrangements with multiple deliverables are required to be divided into separate units of accounting under certain circumstances. The Company will prospectively adopt EITF Issue No. 00-21 on July 1, 2003, and it does not believe the adoption of EITF Issue No. 00-21 will have a material effect on its consolidated financial statements.

In November 2002, the FASB issued interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable. FIN No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure provisions of FIN No. 45 were effective immediately in 2002. The Company is required to adopt the recognition and measurement provisions of FIN No. 45 on a prospective basis with respect to guarantees issued or modified after December 31, 2002. The Company does not believe the adoption of the recognition and measurement provisions of FIN No. 45 will have a material effect on its consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with an Exit or Disposal Activity." SFAS No. 146 revises the accounting for exit and disposal activities under EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," by extending the period in which expenses related to restructuring activities are reported. A commitment to a plan to exit an activity or dispose of long-lived assets will no longer be sufficient to record a one-time charge for most restructuring activities. Instead, companies will record exit or disposal costs when they are incurred and can be measured at fair value. In addition, the resultant liabilities will be subsequently adjusted for changes in estimated cash flows. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. Companies may not restate previously issued financial statements for the effect of the provisions of SFAS No. 146, and liabilities that a company previously recorded under EITF Issue No. 94-3 are grandfathered. The Company will adopt SFAS No. 146 on January 1, 2003, and it does not believe the adoption of SFAS No. 146 will have a material effect on its consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS No. 145, which is effective in periods beginning after May 15, 2002, requires that gains or losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30. The Company is required to adopt the provisions of SFAS No. 145 on January 1, 2003, and it does not believe the adoption of SFAS No. 145 will have a material effect on its consolidated financial statements.

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and provides a single accounting model for long-lived assets to be disposed of. The adoption of SFAS No. 144 had no effect on the Company's consolidated financial statements.

On January 1, 2002, the Company adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangibles Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized, but are reviewed annually for impairment or more frequently if impairment indicators arise. The adoption of SFAS Nos. 141 and 142 had no effect on the Company's consolidated financial statements.

On January 1, 2002, the Company adopted the provision in EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," dealing with consideration from a vendor to a reseller under cooperative advertising and other arrangements. This provision of EITF Issue No. 01-9 states that consideration from a vendor to a reseller of the vendor's products or services is presumed to be a reduction of the selling price of the vendor's products or services, unless the vendor (i) receives an identifiable benefit in return for the consideration and (ii) can reasonably estimate the fair value of the benefit received. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, the excess amount is to be recorded by the vendor as a reduction of revenues. The adoption of this new guidance did not have a material effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is required to adopt SFAS No. 143 on January 1, 2003, and it do not believe the adoption of SFAS No. 143 will have a material effect on its consolidated financial statements.

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 standardizes the accounting for derivatives and hedging activities and requires that all derivatives be recognized in the statement of financial position as either assets or liabilities at fair value. Changes in the fair value of derivatives that do not meet the hedge accounting criteria are required to be reported in operations. The adoption of SFAS No. 133 had no effect on the Company's consolidated financial statements.

RECLASSIFICATIONS Certain balances in the Company's 2001 and 2000 consolidated financial statements, including certain operating expenses, have been reclassified to conform to the presentation in 2002.

2. Revenue Recognition and Change in Accounting Principle

Revenues from recurring service are recognized when (i) persuasive evidence of an arrangement between the Company and the customer exists, (ii) service has been provided to the customer, (iii) the price to the customer is fixed or determinable and (iv) collectibility of the sales prices is reasonably assured. Revenues earned for which the customer has not been billed are recorded as "Unbilled revenues" in the consolidated balance sheets. Amounts billed in advance of providing service are deferred and recorded as an element of the consolidated balance sheet caption "Unearned revenues." Included in revenues are Federal Universal Service Fund ("FUSF") charges billed to customers aggregating $9,229, $13,277, and $10,647 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company had over 150 wholesale customers as of December 31, 2002. However, for the years ended December 31, 2002 and 2001, the Company's 30 largest wholesale customers collectively comprised 93.3% and 88.5% of the Company's total wholesale net revenues, respectively, and 79.5% and 76.0% of the Company's total net revenues, respectively. As of December 31, 2002 and 2001, receivables from these customers collectively comprised 75.3% and 79.9%, respectively, of the Company's gross accounts receivable balance.

For the years ended December 31, 2002 and 2001, EarthLink, Inc., one of the Company's wholesale customers, accounted for 20.0% and 17.5%, respectively, of the Company's total net revenues. As of December 31, 2002 and 2001, receivables from this customer comprised 25.9% and 26.0%, respectively, of the Company's gross accounts receivable balance. No other individual customer accounted for more than 10% of the Company's total net revenues in 2002, 2001 and 2000.

Some of the Company's ISP and telecommunications carrier customers are experiencing financial difficulties. During the years ended December 31, 2002, 2001 and 2000, certain of these customers either (i) were not current in their payments for the Company's services or (ii) were essentially current in their payments but, subsequent to the end of the reporting period, the financial condition of such customers deteriorated significantly and certain of them have filed for bankruptcy protection. Based on this information, the Company determined that (i) the collectibility of revenues from these customers was not reasonably assured or (ii) its ability to retain some or all of the payments received from certain of these customers that have filed for bankruptcy protection was not reasonably assured. Accordingly, the Company classified this group of customers as "financially distressed" for revenue recognition purposes. Revenues from financially distressed customers that have not filed for bankruptcy protection are recognized when cash for those services is collected, assuming all other criteria for revenue recognition have been met, but only after the collection of all previous outstanding accounts receivable balances. Payments received from financially distressed customers during a defined period prior to their filing of petitions for bankruptcy protection are recorded in the consolidated balance sheet caption "Unearned revenues" if the Company's ability to retain these payments is not reasonably assured.

A number of the Company's customers are currently in bankruptcy proceedings. Revenues from these customers accounted for approximately 5.6%, 7.1% and 8.3% of the Company's total net revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Although WorldCom, Inc. ("WorldCom") filed for bankruptcy protection on July 21, 2002, the Company continued to recognize revenues from WorldCom on an accrual basis during 2002 based on its specific facts and circumstances in relation to the revenue recognition criteria described above. Consequently, the disclosures in the following paragraph related to financially distressed customers exclude amounts pertaining to WorldCom because the Company has not presently classified it as a financially distressed customer for revenue recognition purposes. The Company continues to attempt to migrate end-users from some of its financially distressed customers to the extent it is legally and operationally feasible.

During the years ended December 31, 2002, 2001 and 2000, the Company issued billings to its financially distressed customers aggregating $42,881, $74,928 and $45,278, respectively, that were not recognized as revenues or accounts receivable in the accompanying consolidated financial statements. However, the Company ultimately recognized revenues from certain of these customers when cash was collected (as described above) aggregating $47,609, $29,003 and $2,814 during the years ended December 31, 2002, 2001 and 2000, respectively, some of which relates to services provided in prior periods. In addition, revenues and the provision for bad debts (bad debt recoveries) recognized during the year ended December 31, 2002 include payments totaling $4,427 and $2,809, respectively, from certain bankrupt customers that the Company received prior to January 1, 2002 and recorded as unearned revenues in the accompanying consolidated balance sheet as of December 31, 2001 because the Company's ability to retain these payments was not reasonably assured as of that date. However, as a result of subsequent developments in the bankruptcy proceedings of such customers, the Company determined that its ability to retain these payments was reasonably assured prior to December 31, 2002. Consequently, the Company recognized these payments as revenues and bad debt recoveries, respectively, during 2002. No such payments were recognized as revenues or bad debt recoveries during the years ended December 31, 2001 or 2000. The Company had contractual receivables from its financially distressed customers totaling $6,031 as of December 31, 2002 that are not reflected in the accompanying consolidated balance sheet as of such date.

The Company has obtained information indicating that some of its customers, including WorldCom, who (i) were essentially current in their payments for the Company's services prior to December 31, 2002, or (ii) have subsequently paid all or significant portions of the respective amounts recorded as accounts receivable as of December 31, 2002, may become financially distressed. Revenues from these customers accounted for approximately 34.6%, 14.2% and 13.9% of the Company's total net revenues for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, receivables from these customers comprised 31.8% of the Company's gross accounts receivable balance. If these customers are unable to demonstrate their ability to pay for the Company's services in a timely manner in periods ending subsequent to December 31, 2002, revenue from such customers will be recognized when cash is collected (as described above).

The Company has obtained persuasive evidence indicating that the financial condition of one of its customers, which was designated as financially distressed in 2000, improved significantly during the year ended December 31, 2002, principally as a result of a capital infusion during this period. Consequently, the Company concluded that collection of its billings to this customer was now reasonably assured. Therefore, the Company resumed the recognition of revenues from this customer on an accrual basis during 2002, which resulted in the recognition of revenues in the amount of approximately $1,542 that relate to services rendered in periods ended prior to January 1, 2002. Similarly, the Company resumed the recognition of revenue on an accrual basis for another wholesale customer during 2002. The Company did not, however, recognize additional revenue from services rendered in prior periods because this customer was current in its payments. No similar amounts were recognized during the other periods reported in the accompanying consolidated financial statements.

The Company has billing disputes with certain of its customers. These disputes arise in the ordinary course of business in the telecommunications industry and their impact on the Company's accounts receivable and revenues can be reasonably estimated based on historical experience. Accordingly, the Company maintains an allowance, through charges to revenues based on the Company's estimate of the ultimate resolution of the disputes. These charges to revenues amounted to $2,322, $11,178 and $13,838 during the years ended December 31, 2002, 2001 and 2000, respectively. During the years ended December 31, 2002, 2001 and 2000, the Company wrote-off certain accounts receivable balances aggregating $3,748, $6,701 and $13,468, respectively, against the allowance for customer disputes. During the year ended December 31, 2002, the Company recovered $2,145 of accounts receivable balances previously written-off against such allowance. There were no similar recoveries of accounts receivable balances for the years ended December 31, 2001 and 2000.

During the fourth quarter of 2000, retroactive to January 1, 2000, the Company changed its method of accounting for up-front fees associated with service activation and the related incremental direct costs in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Previously, the Company had recognized up-front fees as revenues upon activation of service. Under the new accounting method, which was adopted retroactive to January 1, 2000, the Company now recognizes up-front fees associated with service activation over the expected term of the customer relationship, which is presently estimated to be 24 months, using the straight-line method. Also as a result of the adoption of SAB No. 101, retroactive to January 1, 2000, the Company now treats the incremental direct costs of service activation (which consist principally of customer premises equipment, service activation fees paid to other telecommunications companies and sales commissions) as deferred charges in amounts that are no greater than the up-front fees that are deferred, and such deferred incremental direct costs are amortized to expense using the straight-line method over 24 months. The cumulative effect of the change in accounting principle resulted in a charge to operations of $9,249, which is included in net loss for the year ended December 31, 2000. The effect of the change in accounting principle on the year ended December 31, 2000 was to increase loss before cumulative effect of change in accounting principle by $51,550 ($0.33 per share). The pro forma amounts presented in the consolidated statements of operations were calculated assuming the accounting change was made retroactively to all prior periods presented.

For the years ended December 31, 2001 and 2000, the Company recognized $11,661 and $18,661, respectively, in revenue that was included in the cumulative effect adjustment as of January 1, 2000 (none during the year ended December 31, 2002). The effect of that revenue during 2001 and 2000 was to increase net income/decrease net loss by $3,067 and $4,624, respectively.

3. Reorganization Under Bankruptcy Proceedings

On August 15, 2001 (the "Petition Date"), Covad, excluding its operating subsidiaries, filed a voluntary petition (the "Petition") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") for the purpose of confirming its pre-negotiated First Amended Plan of Reorganization, as modified on November 26, 2001 (the "Plan") with the majority holders (the "Noteholders") of its senior note. The Petition was filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") and was assigned Case No. 01-10167 (JJF). On December 13, 2001, the Bankruptcy Court entered an order confirming the Plan and, on December 20, 2001 (the "Effective Date"), the Plan was consummated and Covad emerged from bankruptcy. However, the Bankruptcy Court still maintains jurisdiction over certain administrative matters related to the implementation of the Plan, including the unresolved claims described below.

On the Effective Date, the Company made the following distributions of cash and shares of its common stock to certain claimants:

		Common Stock		
Claimant	**Cash**	**Shares**	**Aggregate Fair Market Value**	**Total Consideration**
Noteholders	$ 271,708	35,292,800	$ 88,585	$ 360,293
Plaintiffs in litigation (Note 10)	5,793	2,000,000	5,020	10,813
Other claimants	1,900	—	—	1,900
	279,401	37,292,800	93,605	373,006

The aforementioned distributions of cash and shares of the Company's common stock resulted in the extinguishment of certain liabilities of Covad as of the Effective Date and the recognition of an extraordinary gain and certain litigation-related and other general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2001, as follows:

Extinguishment of senior notes:	
Senior notes	$ 1,351,488
Accrued interest	42,532
	1,394,020
Less consideration distributed to the Noteholders	360,293
EXTRAORDINARY GAIN RECOGNIZED	1,033,727
Settlement of litigation (Note 10):	
Consideration distributed to the plaintiffs	10,813
Less amounts accrued prior to the Effective Date	6,820
ADDITIONAL LITIGATION-RELATED EXPENSES RECOGNIZED	3,993
Other:	
Consideration distributed to the claimants	1,900
Less amounts accrued prior to the Effective Date	—
ADDITIONAL GENERAL AND ADMINISTRATIVE EXPENSES RECOGNIZED	1,900

There were unresolved claims related to Covad's Chapter 11 bankruptcy proceedings aggregating $8,344 and $31,608 as of December 31, 2002 and 2001. As of December 31, 2002 and 2001, the Company recorded these unresolved claims in its consolidated balance sheets based on the amount of such claims allowed by the Bankruptcy Court (adjusted for changes in the value of the Company's common stock after December 20, 2001), unless the Company has persuasive evidence indicating that a claim is duplicative with another allowed claim that was settled previously or is otherwise in error. In these cases, the unresolved claim does not meet the criteria for recognition in the Company's consolidated financial statements. However, it is reasonably possible that the Company's unresolved Chapter 11 bankruptcy claims could ultimately be settled for amounts that differ from the aggregate liability for "Unresolved claims related to bankruptcy proceedings" reflected in the accompanying consolidated balance sheets as of December 31, 2002 and 2001.

As of December 31, 2002 and 2001, the Company had (i) placed $501 and $8,000, respectively, of cash in a reserve fund (this balance is classified as "Restricted Cash and Investments" in the accompanying consolidated balance sheets) and (ii) reserved 7,078,733 and 7,295,844 shares, respectively, of common stock pending the resolution of the aforementioned disputed claims.

The holders of the Company's common stock issued prior to the Effective Date of the Plan retained their existing equity interests, but were diluted through the issuance of common stock to the claimants described above. As of the Effective Date, and after the issuance of 37,292,800 shares of the Company's common stock pursuant to the Plan as described above, there were 216,445,276 shares of the Company's common stock issued and outstanding. The holders of the Company's common stock immediately before the Effective Date of the Plan held more than 50% of the Company's voting shares (including shares reserved for future issuance under the Plan) immediately after the Effective Date of the Plan. Therefore, under AICPA Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," the Company did not qualify for fresh-start reporting.

In accordance with SOP 90-7, expenses resulting from the restructuring are reported separately as reorganization items. For the year ended December 31, 2001, the Company recognized expenses directly associated with Covad's Chapter 11 bankruptcy proceedings in the amount of $63,229 (none for the year ended December 31, 2002). These reorganization expenses consisted of (i) non-cash adjustments to unamortized debt issuance costs and discounts and (ii) professional fees for legal and financial advisory services. For the year ended December 31, 2001, the Company recognized interest income in the amount of $609 on accumulated cash that Covad did not disburse as a result of its Chapter 11 bankruptcy proceedings (none for the year ended December 31, 2002). Such interest income has been offset against the aforementioned reorganization expenses in the Company's 2001 consolidated statement of operations.

Operating cash receipts and payments made by Covad resulting from the Plan were as follows for the period from August 15, 2001 through December 20, 2001:

Cash receipts:	
Interest received	$ 2,650
TOTAL CASH RECEIPTS	2,650
Cash disbursements:	
Interest paid	1,509
Professional fees paid	16,003
Claims paid	277,892
TOTAL CASH DISBURSEMENTS	295,404

4. Other Restructuring Activities

BlueStar, which was acquired by the Company on September 22, 2000 in a transaction accounted for as a purchase (Note 6), provided broadband communications and Internet services to small and medium sized businesses in smaller cities using a direct sales model. Continued losses at BlueStar, with no near term possibility of improvement, caused the Company's board of directors to decide, on June 22, 2001, to cease the Company's funding of BlueStar's operations. Subsequently, on June 25, 2001, BlueStar terminated all of its 365 employees. However, 59 of BlueStar's former employees were temporarily retained by the Company for varying periods through July 31, 2001 to assist with the migration of certain BlueStar end-user lines to the Company's network, as described below. In addition, the Company hired 69 of BlueStar's former employees subsequent to June 25, 2001.

On June 24, 2001, the Company and BlueStar entered into a Purchase Agreement ("PA") under which the Company purchased the right to offer service to BlueStar's customers, subject to BlueStar's right to seek higher offers. The Company paid approximately $2,000 in 2001 (none in 2002) under the PA and has no additional liabilities under the PA as of December 31, 2002. To facilitate this migration, the Company and BlueStar entered into a Migration Agreement on July 12, 2001 that required the Company to pay certain amounts contemplated in the PA directly to certain former employees of BlueStar and certain BlueStar vendors, including the Assignee, as defined below. The Company made payments aggregating $5,100 in connection with BlueStar's cessation of operations during the year ended December 31, 2001 (none during the year ended December 31, 2002). Of this amount, $1,300 represents employee severance benefits, $2,000 represents customer acquisition costs under the PA and $1,800 represents legal and other professional fees. Such (i) severance benefits and professional fees and (ii) customer acquisition costs have been charged to restructuring expenses and network and product costs, respectively, in the Company's consolidated statement of operations for the year ended December 31, 2001.

On June 25, 2001, BlueStar made an irrevocable assignment for the benefit of creditors ("ABC") of all its assets to an independent trustee (the "Assignee") in the State of Tennessee. Immediately thereafter, the Assignee began an orderly liquidation of BlueStar that was initially expected to be completed in the fourth quarter of 2002. However, the Assignee has informed the Company that it is still in the process of resolving some matters among BlueStar's creditors and that the process may extend into the second half of 2003. An ABC under Tennessee law is a non-judicial alternative to a plan of liquidation under Chapter 7 of the Bankruptcy Code. As a result of the ABC, BlueStar's former assets are no longer controlled by BlueStar or the Company and cannot be used by either BlueStar's or the Company's boards of directors to satisfy the liabilities of BlueStar. Consequently, the liquidation of BlueStar's assets and the discharging of its liabilities are currently under the sole control of the Assignee and the control of BlueStar's assets no longer rests with the Company. Therefore, the Company deconsolidated BlueStar effective June 25, 2001, which resulted in the recognition of a deferred gain in the amount of $55,200 in the Company's consolidated balance sheet as of December 31, 2001. Such deferred gain represented the difference between the carrying values of BlueStar's assets (aggregating $7,900) and liabilities (aggregating $63,100) as of June 25, 2001. Subsequently, the deferred gain was reduced by $1,228 because certain BlueStar assets, which inadvertently had not been deconsolidated on June 25, 2001, were identified during the fourth quarter of 2002 and deconsolidated at that time. The deconsolidation of these assets was charged against the deferred gain during the fourth quarter of 2002, resulting in a deferred gain balance of $53,972 in the Company's consolidated balance sheet as of December 31, 2002. The Company will recognize such deferred gain as an extraordinary item when the liquidation of BlueStar is complete and its liabilities have been discharged.

The following unaudited pro forma financial information presents the consolidated results of operations of the Company as if the deconsolidation of BlueStar had occurred on January 1, 2000 and does not purport to be indicative of the results of operations that would have occurred had the deconsolidation occurred on January 1, 2000, or the results that may occur in the future:

	Year ended December 31,	
	2001	2000
Revenues	$ 320,619	$ 152,948
Loss before extraordinary item and cumulative effect of accounting charge	(646,647)	(1,406,527)
Net income (loss)	387,080	(1,415,776)
Basic and diluted net income (loss) per share	2.18	(9.29)

During the fourth quarter of 2000, the Company announced a comprehensive restructuring plan that involved the following steps:

- raising revenue by reducing rebates and other incentives that the Company provides to customers and reducing new line addition plans for 2001 to improve margins and reduce subscriber payback times;
- closing approximately 200 under-performing or not fully built-out central offices and reducing the size of the Company's network to approximately 1,700 central offices;
- reducing the Company's workforce by 638 employees, which represented approximately 21% of the Company's workforce;
- closing a facility in Alpharetta, Georgia and consolidating offices in Manassas, Virginia (Note 5), Santa Clara, California and Denver, Colorado.
- continued downsizing of the Company's international operations and discontinuing plans to fund additional international expansion while continuing to manage existing investments (Note 6);
- enhancing productivity in the Company's operations to increase customer satisfaction while reducing costs;
- restructuring the Company's direct sales and marketing channel; and
- evaluating and implementing other cost reduction strategies, including salary freezes and reductions in travel, facilities and advertising expenses.

In connection with this restructuring plan, the Company recorded a charge to operations of $4,988 in the fourth quarter of 2000 relating to employee severance benefits that met the requirements for accrual as of December 31, 2000. During the year ended December 31, 2001, the total workforce was reduced by 638 employees and the Company paid $3,849 in severance benefits, which were charged against the restructuring liability recorded as of December 31, 2000.

The Company recorded additional restructuring expenses aggregating $14,364 during the year ended December 31, 2001, of which $2,140 related to the BlueStar shutdown. These expenses consist principally of collocation and building lease termination costs that met the requirements for accrual in 2001. During the year ended December 31, 2001, the Company paid collocation and building lease termination costs of $12,355, which were charged against the restructuring liabilities recorded during 2001. During the year ended December 31, 2001, the restructuring liability was also reduced by $131 based on revised estimates of the Company's restructuring expenses. No restructuring expenses were recorded during the year ended December 31, 2002. However, management continues to consider whether additional restructuring is necessary, and the Company may incur additional charges to operations related to any further restructuring activities in future periods.

5. Impairment of Long-Lived Assets

In connection with the 2000 financial statement closing process, the Company identified indicators of possible impairment of its long-lived assets. Such indicators included deterioration in the business climate for Internet and DSL service companies, reduced levels of venture capital and other funding activity for such businesses and changes in the Company's strategic plans.

The Company performed asset impairment tests at the enterprise-level, the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The tests were performed by comparing the expected aggregate undiscounted cash flows to the carrying amounts of long-lived assets. Based on the results of these tests, the Company determined that its long-lived assets were impaired.

With the assistance of independent valuation experts, the Company then determined the fair value of its long-lived assets. Fair value was determined using the discounted cash flow method and the market comparison method. A write-down of $589,388 was recorded in the fourth quarter of 2000, reflecting the amount by which the carrying amount of certain long-lived assets exceeded their respective fair values. The write-down consisted of $390,641 for goodwill, $92,395 for other intangible assets and $106,352 for certain property and equipment. As described in Note 6, the Company recorded an additional write-down of goodwill in the amount of $1,989 during 2001.

Furthermore, during the fourth quarter of 2001, the Company determined that (i) certain of its communication equipment was obsolete based on its discontinued use in the Company's network and (ii) it would sell (subject to the approval of the Company's board of directors) its land, building and certain furniture and fixtures located in Manassas, Virginia. In March 2002, the Company entered into a non-binding letter of intent with a third party to sell the aforementioned Manassas, Virginia property for $14,000. Accordingly, the Company recognized a write-down of this property and equipment in the amount of $9,999 during the fourth quarter of 2001. In April 2002, the Company received the necessary approval from its board of directors to proceed with the sale of this property (at which time the Company suspended depreciation of the building and related improvements when such assets had an aggregate carrying value of $13,201). In June 2002, the Company completed the sale of this property and recognized a gain of $133, which represents the net proceeds of $13,334 less the aggregate carrying value of the property, as described above, in the accompanying consolidated statement of operations for the year ended December 31, 2002. The Company recorded no impairment write-downs of long-lived assets during 2002.

Property and equipment consisted of the following:

	December 31,	
	2002	2001
Land	$ —	$ 891
Building	—	17,257
Leasehold improvements	9,276	8,433
Computer equipment	46,724	46,440
Computer software	30,486	34,751
Furniture and fixtures	17,785	20,337
Networks and communication equipment	334,483	332,668
	438,754	460,777
Less accumulated depreciation and amortization	330,017	244,973
Property and equipment, net	108,737	215,804

6. Business Acquisitions, Asset Acquisitions and Equity Investments

Acquisition of Laser Link.net, Inc.

On March 20, 2000, the Company acquired Laser Link.net, Inc. ("Laser Link") by issuing approximately 5,000,000 common shares in exchange for all of the outstanding common shares of Laser Link. This transaction was accounted for as a purchase. Accordingly, the Company's consolidated financial statements include the results of operations of Laser Link for periods ending after the date of acquisition. The common shares issued were valued for accounting purposes using the average market price of $61.52 per share, which is based on the average closing price around the announcement date (March 9, 2000) of the transaction. The outstanding Laser Link stock options were converted into options to purchase approximately 1,400,000 shares of the Company's common stock at a fair value of $58.66 per share. In addition, the outstanding Laser Link warrants were converted into warrants to purchase 15 shares of the Company's common stock at a fair value of $61.52 per share. The value of the options and warrants, as well as direct transaction costs, were included as elements of the total purchase cost.

The total purchase cost of the Laser Link acquisition has been allocated to the assets and liabilities of Laser Link based upon estimates of their fair values. The following tables depict the total purchase cost and the allocation thereof:

Total purchase cost:	
Value of common shares issued	$ 308,429
Value of assumed Laser Link options	84,176
	392,605
Acquisition costs	10,566
Total purchase cost	403,171
Purchase price allocation:	
Tangible net assets acquired	691
Intangible assets acquired:	
Developed and core technology	13,023
Customer base	28,552
Assembled workforce	1,140
In-process research and development	3,726
Goodwill	356,039
TOTAL PURCHASE CONSIDERATION	403,171

The tangible assets of Laser Link acquired by the Company aggregating $9,078 consisted principally of cash, accounts receivable and property and equipment. The liabilities of Laser Link assumed by the Company aggregating $8,387 consisted principally of a note payable (which was repaid prior to December 31, 2000), accounts payable and accrued expenses.

The customer base was valued using an income approach, which projects the associated revenue, expenses and cash flows attributable to the customer base over its estimated life of five years. These cash flows are discounted to their present value. Through December 31, 2000, this intangible asset was being amortized on a straight-line basis over its estimated useful life of five years (Note 5).

The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring and training costs for each category of employee. Through December 31, 2000, this intangible asset was being amortized on a straight-line basis over its estimated useful life of three years (Note 5).

A portion of the purchase price was allocated to developed and core technology and in-process research and development ("IPRD"). Developed and core technology and IPRD were identified and valued through extensive interviews, analysis of data provided by Laser Link concerning developmental products, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability, target markets and associated risks. The relief from royalty method, which assumes that the value of an asset equals the amount a third party would pay to use the asset and capitalize on the related benefits of the assets, was the primary technique utilized in valuing the developed and core technology and IPRD.

Where developmental projects had reached technological feasibility, they were classified as developed and core technology and the value assigned to developed technology was capitalized. Through December 31, 2000, the elements of this intangible asset were being amortized on a straight-line basis over their estimated useful lives, which ranged from one to four years (Note 5). Where the developmental projects had not reached technological feasibility and had no future alternative uses, they were classified as IPRD. The value allocated to projects identified as IPRD was charged to expense in 2000.

The nature of the efforts required to develop the purchased IPRD into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the products can be produced to meet their design specifications, including functions, features and technical performance requirements.

In valuing the IPRD, the Company considered, among other factors, the importance of each project to the overall development plan, the projected incremental cash flows from the projects when completed and any associated risks. The projected incremental cash flows were discounted back to their present value using a discount rate of 30%. This discount rate was determined after consideration of the Company's weighted average cost of capital and the weighted average return on assets. Associated risks include the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility, anticipated levels of market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets.

The IPRD relates to internally developed proprietary software used in Laser Link's virtual ISP business. This software has been designed with enhancements and upgrades continually underway. With respect to the acquired in-process technologies, the calculations of value were adjusted to reflect the value creation efforts of Laser Link prior to the closing date. The percent complete for the in-process technology was estimated to be 75% as of March 20, 2000.

Goodwill was determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets and liabilities. Through December 31, 2000, this intangible asset was being amortized on a straight-line basis over its estimated useful life of five years (Note 5).

The following unaudited pro forma financial information presents the consolidated results of operations of the Company, excluding the charges for IPRD and long-lived asset impairment, as if the acquisition of Laser Link had occurred on January 1, 1999 and does not purport to be indicative of the results of the operations that would have occurred had the acquisition been made on January 1, 1999, or the results that may occur in the future:

	Year ended December 31,	
	2000	1999
Revenues	$ 164,176	$ 66,502
Loss before extraordinary item and cumulative effect of accounting change	(858,011)	(276,177)
Net loss	(867,260)	(276,177)
Basic and diluted net loss per share	(5.65)	(2.54)

Acquisition of BlueStar

On September 22, 2000, the Company acquired BlueStar by issuing approximately 6,100,000 shares of common stock (including 800,000 shares to be held in escrow for a one year period pending the Company's verification of certain representations and warranties made to it by BlueStar at the date of the acquisition) in exchange for all of the outstanding preferred and common shares of BlueStar. Two of the Company's stockholders and members of its board of directors when the acquisition occurred were also stockholders of BlueStar, and one was a member of the board of directors of BlueStar.

This transaction was accounted for as a purchase. Accordingly, the Company's consolidated financial statements include the results of operations of BlueStar for periods ending after the date of acquisition. However, as described in Note 3, the Company deconsolidated BlueStar effective June 25, 2001.

The common shares issued by the Company to BlueStar's stockholders were valued for accounting purposes using the average market price of $14.23 per share, which is based on the average closing price around the closing date of the transaction. In addition, the outstanding BlueStar stock options and warrants were converted into options to purchase approximately 225,000 shares of the Company's common stock at a fair value of $6.55 per share. The value of the options, as well as direct transaction costs, have been included as elements of the total purchase cost.

Up to 5,000,000 additional common shares of the Company's common stock were to be issued if BlueStar achieved certain specified levels of revenues and earnings before interest, taxes, depreciation and amortization in 2001. However, during April, 2001, the Company reached an agreement with the BlueStar stockholders' representative to resolve this matter, as well as the matters that caused 800,000 of the Company's common shares to be held in escrow as of December 31, 2000, by providing the BlueStar stockholders with 2,532,850 (which include 264,369 options and warrants which are held by the Company in the event such options and warrants are exercised after the distribution date) of the 5,000,000 shares, in exchange for a release of all claims against the Company. The 800,000 common shares held in escrow were ultimately returned to the Company under this agreement. BlueStar's former stockholders received the additional shares of the Company's common stock during 2001. Consequently, the Company recorded additional goodwill of $1,989 in 2001. However, the Company determined that such goodwill was impaired based on BlueStar's continued operating losses, as described in Note 3. Therefore, such goodwill balance was written-off through a charge to the provision for long-lived asset impairment during the year ended December 31, 2001.

The total purchase cost of the BlueStar acquisition was allocated to the assets and liabilities of BlueStar based upon estimates of their fair value. The following tables depict the total purchase cost and the allocation thereof:

Total purchase cost:		
Value of common shares issued	$	86,579
Fair Value of assumed BlueStar options and warrants		1,471
		88,050
Acquisition costs		5,724
TOTAL PURCHASE COST		93,774
Purchase price allocation:		
Tangible net assets acquired		(55,833)
Intangible assets acquired:		
Customer base		17,332
Assembled workforce		11,491
Deferred stock-based compensation		407
Collocation agreements		24,013
Goodwill		96,364
		93,774

The tangible assets of BlueStar acquired by the Company aggregating $64,753 consisted principally of accounts receivable, prepaid expenses and property and equipment. The liabilities of BlueStar assumed by the Company aggregating $120,586 consisted principally of accounts payable, accrued expenses, a short-term bridge loan (which was retired prior to December 31, 2000) and equipment financing arrangements.

The customer base was valued using an income approach, which projects the associated revenue, expenses and cash flows attributable to the customer base over its estimated life. These cash flows are discounted to their present value using a rate of return that reflects the appropriate level of risk. Through December 31, 2000, this intangible asset was being amortized on a straight-line basis over its estimated useful life of three years (Note 5).

The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring and training costs for each category of employee. Through December 31, 2000, this intangible asset was being amortized on a straight-line basis over its estimated useful life of three years (Note 5).

The value of the collocation agreements was calculated using the replacement cost approach which estimates the value of the asset at replacement cost. Through December 31, 2000, this intangible asset was being amortized to expense over its estimated useful life of three years (Note 5).

Deferred stock-based compensation associated with unvested BlueStar stock options at the date of acquisition was being amortized to expense over the remainder of the vesting period (Note 5).

Goodwill was determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets and liabilities. Through December 31, 2000, this intangible asset was being amortized on a straight-line basis over its estimated useful life of five years (Note 5).

The following unaudited pro forma financial information presents the consolidated results of operations of the Company, excluding the charge for long-lived asset impairment, as if the acquisition of BlueStar had occurred on January 1, 1999 and does not purport to be indicative of the results of operations that would have occurred had the acquisition been made on January 1, 1999, or the results that may occur in the future:

	Year ended December 31, 2000	Year ended December 31, 1999
Revenues	$ 164,635	$ 67,258
Loss before extraordinary item and cumulative effect of accounting change	(924,242)	(251,636)
Net loss	(933,491)	(251,636)
Basic and diluted net loss per share	(5.95)	(2.21)

Acquisition of InternetConnect Assets

On January 3, 2002, the Company purchased substantially all of the assets of InternetConnect, a related party (Note 1), in an auction supervised by the United States Bankruptcy Court for the Central District of California. The purchase price for these assets was $5,470 in cash, $235 of which had been deposited with InternetConnect's agent prior to January 1, 2002. Under the terms of the asset purchase agreement, the Company may be required to pay additional cash of up to $1,880, depending upon the outcome of a previous post-petition bankruptcy claim filed against InternetConnect by the Company, which is still pending before the court. The Company did not assume any liabilities or obligations of InternetConnect or hire any of InternetConnect's employees. In addition, the Company does not believe the assets acquired from InternetConnect constitute a self-sustaining, integrated set of activities and assets that would constitute a business.

The tangible assets of InternetConnect purchased by the Company consisted of accounts receivable, refundable deposits and property and equipment. The Company also purchased the right, but not the obligation, to assume InternetConnect's customer contracts. However, the Company did not exercise this right. Instead, the Company solicited the approximately 9,250 DSL, T-1, virtual private network ("VPN") and dial-up customers of InternetConnect, and approximately 6,200 of such customers executed new contracts with the Company or its resellers subsequent to January 3, 2002.

The Company has allocated the aforementioned purchase price based on the estimated fair values of the elements of this transaction as of January 3, 2002, as follows:

Accounts receivable	$	1,386
Refundable deposits		349
Property and equipment		61
Customer acquisition costs		3,674
		5,470

The customer acquisition costs of $3,674 described above were charged to network and product costs for the year ended December 31, 2002 (i) because the Company's relationship with InternetConnect's former customers did not exist as of January 3, 2002 and (ii) based on the Company's accounting policy for costs of this nature that are not accompanied by up-front fees (Note 4).

Unconsolidated Investments in Affiliates

The following table lists the Company's unconsolidated investments in affiliates as of December 31, 2002 and 2001:

Entity Name	Date of Investment(s)	Ownership Percentage 2002	Ownership Percentage 2001	Method of Accounting	Investment Carrying Value 2002	Investment Carrying Value 2001
DishnetDSL Limited	February 2000	—%	6%	Equity	$ —	$ 3,000
ACCA Networks Co., Ltd.	August 2000	10%	18%	Equity	—	—
Certive Corporation	November 1999; May 2000	5%	5%	Equity	1,026	1,874
Sequoia Capital X	May-November 2000	—%	—%	Equity	—	—
Loop Holdings Europe ApS	September 2000	—%	21%	Equity	—	—
					1,026	4,874

DishnetDSL Limited

In February 2000, the Company acquired a 6% American Depository Receipt ("ADR") equity interest in DishnetDSL Limited ("Dishnet"), a privately held, Indian telecommunications company, in exchange for cash payments totaling approximately $23,000, which the Company believed was representative of the fair value of such investment based on significant concurrent investments in Dishnet made by new, non-strategic investors. The difference between the cost of the Company's equity investment in Dishnet and its proportional share of Dishnet's net assets ($11,963 as of December 31, 2001) was being amortized using the straight-line method over a period of five years. Concurrent with its purchase of the Dishnet ADRs, the Company also acquired, without further consideration, (i) contingent warrants for the purchase of up to 3,700,000 Dishnet ADRs at a price that is presently indeterminate and (ii) a put option (the "Put Option") from a Dishnet shareholder and another entity that entitles the Company to require these entities to purchase the Dishnet ADRs owned by the Company at their original purchase price for a specified period beginning in February 2002. Because of the contingent nature of the Dishnet warrants and uncertainties concerning the financial capacity of the makers of the Put Option, the Company ascribed no separate value to these elements of the transaction. As a result of this strategic investment, one employee of the Company became a member of the board of directors of Dishnet. (The Company's chairman holds options to purchase shares of Dishnet and is a member of the board of directors of Dishnet).

In February 2002, the Company's board of directors approved an offer involving (i) the sale of the Company's 6% ADR interest in Dishnet for $3,000 in cash, (ii) settlement of a claim alleging breach of contract by the Company relating to the OSS license described below and (iii) relinquishment of the Put Option by the Company. Consequently, during 2001, the Company wrote-down the carrying value of its Dishnet equity investment to its estimated net realizable value through a charge to the provision for impairment of unconsolidated equity investments in the amount of $10,069. This transaction was completed in May 2002, which resulted in the recognition of an additional loss in the amount of $996. Such loss included a cumulative foreign currency translation loss in the amount of $1,342, which was included in (i) the carrying value of the Company's Dishnet equity investment and (ii) the Company's accumulated other comprehensive income (loss) balance as of the date of sale of such investment.

In February 2000, the Company also licensed its OSS software to Dishnet and another entity for $28,000, $24,000 of which was received in cash on such date. The Company also agreed to provide certain software support, customization and training services to Dishnet and another entity relating to the OSS license up to an aggregate cost of $2,500. Accordingly, the Company recorded $2,500 of the OSS license proceeds received from Dishnet as a liability in February 2000, all of which has been offset by expenses incurred in 2000 and 2001 by the Company to customize the OSS for Dishnet. The remaining proceeds of $21,500 have been offset against the Company's capitalized internal use software costs.

ACCA Networks Co., Ltd.

In August 2000, the Company acquired a 42% preferred equity interest in ACCA Networks Co., Ltd. ("ACCA"), a privately held, Japanese telecommunications company, in exchange for cash payments aggregating approximately $11,700, which the Company believes is representative of the fair value of such investment based on significant concurrent investments in ACCA made by new, non-strategic investors. The difference between the cost of the Company's equity investment in ACCA and its proportional share of ACCA's net assets had been fully amortized as of December 31, 2001. As a result of this strategic investment, one employee of the Company is a member of the board of directors of ACCA.

In addition, in August 2000, the Company also licensed its OSS software to ACCA for $9,000, of which $2,000 and $2,000 was received in cash during 2001 and 2000, respectively. The remainder of $5,000 is due in December 2005. The Company may also receive certain royalty payments from ACCA in the future under terms of the OSS license agreement. The Company also agreed to provide certain software support, customization and training services to ACCA relating to the OSS license up to an aggregate cost of $2,000. Accordingly, the Company recorded $2,000 of the OSS license proceeds received from ACCA as a liability in August 2000, all of which has been offset by expenses incurred in 2000 and 2001 by the Company to customize the OSS for ACCA. Any additional proceeds will be recorded under the cost recovery method when received as a reduction of the Company's capitalized internal use software costs. Such proceeds amounted to $814 during the year ended December 31, 2002 (none during the year ended December 31, 2001 and 2000).

Certive Corporation

As of December 31, 2002 and 2001, the Company held a 5% preferred equity interest in Certive Corporation ("Certive"), a privately held, development stage application service provider. The Company's chairman is also the chairman and a principal stockholder of Certive.

Sequoia Capital X

As of December 31, 2000, the Company held a 2% limited partnership interest in Sequoia Capital X, a privately held venture capital partnership. The Company sold its investment in Sequoia Capital X during 2001 for $1,225 in cash, which resulted in the recognition of a gain in the amount of $178.

Loop Holdings Europe ApS

In September 2000, the Company acquired 100% of the capital stock of Loop Holdings Europe ApS ("Loop Holdings"), which owns 70% (a 43% voting interest) of the preferred stock of Loop Telecom, S.A. ("Loop Telecom"), a privately held, Spanish telecommunications company. Consideration for the Company's acquisition of the capital stock of Loop Holdings consisted of $15,000 in cash and non-recourse notes payable aggregating $35,000. In March 2001, the Company declined to make the first scheduled payment of $15,000 under the terms of the non-recourse notes payable. As a result, the Company's indirect preferred equity interest in Loop Telecom was diluted to 21% (a 21% voting interest) and its obligations under the non-recourse notes payable were released. Accordingly, in the Company's consolidated balance sheet as of December 31, 2000, the Company netted the non-recourse notes payable aggregating $35,000 against the equity investment balance and wrote-off its initial $15,000 investment balance in Loop Holdings through a charge to operations in 2000 due to uncertainties concerning the recoverability of such investment.

On February 5, 2002, the Company, via Loop Holdings, sold its equity interest in Loop Telecom to certain other shareholders of Loop Telecom for $360 in cash, which resulted in the recognition of a gain in the amount of $360.

7. Credit Arrangements

As of December 31, 2002 and 2001, the Company's long-term debt consisted of a $50,000 term note payable to SBC (Note 11), as described below.

Immediately prior to Covad's emergence from Chapter 11 bankruptcy on December 20, 2001 (Note 3), the Company's new agreements with SBC became effective (Note 11). One such agreement (the "Credit Agreement") involves a term note payable that is collateralized by substantially all of the Company's domestic assets. This note bears interest at 11%, which is payable quarterly beginning in December 2003. The entire unpaid principal balance is payable in December 2005. However, the Company has the right to prepay the principal amount of the note, in whole or in part, at any time without penalty. In addition, upon a "Change of Control," as defined in the Credit Agreement, of the Company, SBC has the option to require all amounts due under the terms of the Credit Agreement to be paid by the Company within 30 days of the Change of Control. The Credit Agreement contains various restrictive covenants, which, among other things, restrict the Company's ability to incur additional indebtedness or permit liens to be placed on its assets.

During the year ended December 31, 2000, the Company recorded in its consolidated balance sheet, as part of the BlueStar acquisition (Note 6), various other financing arrangements, principally to finance the acquisition, build-out and maintenance of BlueStar's networks and communication equipment. These financing arrangements bear interest rates ranging from 7.75% to 12.0% and mature between August 2001 and July 2003. These financing arrangements were classified as current liabilities in the Company's consolidated balance sheet as of December 31, 2000. However, as described in Note 3, the Company deconsolidated BlueStar effective June 25, 2001.

Aggregate scheduled future principal payments, absent any optional or mandatory prepayments, of long-term debt are as follows:

Year ending December 31,	
2003-2004	$ —
2005	50,000
TOTAL	50,000

As of December 31, 2002, the Company had a $3,000 revolving line of credit with a bank that is available through April 2003 and collateralized by cash equivalents and short-term investments with an aggregate carrying value of $5,087 as of December 31, 2002. At the Company's option, borrowings under this credit facility bear interest at certain fixed or variable rates. As of December 31, 2002, the Company has issued letters of credits aggregating $2,075 under this line of credit in favor of lessors of equipment and facilities.

8. Capital Leases

The Company has a capital lease arrangement related to its acquisition of equipment that expires in 2003.

The capitalized costs and accumulated amortization related to assets under capital leases were $482 and $344, respectively, as of December 31, 2002 (the corresponding amounts were $133 and $133, respectively, as of December 31, 2001).

The Company did not have significant minimum lease payments under these capital leases as of December 31, 2002.

9. Operating Leases

The Company leases vehicles, equipment, and office space under various noncancelable operating leases. The facility leases generally require the Company to pay operating costs, including property taxes, insurance and maintenance, and contain scheduled rent increases and certain other rent escalation clauses. The Company recognizes rent expense on a straight-line basis over the terms of the respective leases. Future minimum lease payments by year under operating leases with noncancelable terms in excess of one year, along with future minimum payments to be received under noncancelable subleases, are as follows:

Year ending December 31,	Gross Lease Payments	Less Sublease Payments	Net Lease Payments
2003	$ 6,875	$ 381	$ 6,494
2004	3,985	317	3,668
2005	2,336	—	2,336
2006	1,653	—	1,653
2007	801	—	801
Thereafter	720	—	720
TOTAL	16,370	698	15,672

Rent expense, which is net of sublease income of $402 and $152 in 2002 and 2001, respectively, (none in 2000) totaled $8,710, $15,421 and $19,584 for the years ended December 31, 2002, 2001 and 2000, respectively.

10. Contingencies

Litigation

Purchasers of the Company's common stock and purchasers of the convertible notes the Company issued in September 2000 have filed complaints on behalf of themselves and alleged classes of stockholders and holders of convertible notes against the Company and certain of its present and former officers and directors. These complaints were filed in the United States District Court for the Northern District of California ("District Court") in the fourth quarter of 2000. The complaints have been consolidated and the lead plaintiff has filed its amended consolidated complaint. The amended consolidated complaint alleges violations of federal securities laws on behalf of persons who purchased or otherwise acquired the Company's securities, including common stock and notes, during the period from April 19, 2000 to May 24, 2001. The relief sought includes monetary damages and equitable relief. In 2001, the Company and the officer and director defendants entered into a Memorandum of Understanding ("MOU") with counsel for the lead plaintiffs in this litigation that tentatively resolves the litigation. The MOU sets forth the terms upon which the Company, the officer and director defendants and the plaintiffs agree to settle the litigation. Pursuant to the MOU, the plaintiffs agreed to support and vote in favor of the Company's bankruptcy plan if it provided for the distribution of $16,500 in cash to be funded by the Company's insurance carriers and 6,495,844 shares of the Company's common stock. Consequently, the Company recorded a liability of $18,578 in its consolidated balance sheet as of December 31, 2001 through a charge to litigation-related expenses for the year then ended in connection with this anticipated settlement. As a result of changes in the fair market value of the Company's common stock, the Company decreased this liability to $6,950 as of December 31, 2002 through a credit to litigation-related expenses in the amount of $11,628 for the year then ended. One class member has filed an appeal to the District Court's final judgment and dismissal order, but this appeal only relates to the allocation of the settlement proceeds between the plaintiffs and their attorneys.

In April 1999, the Company filed a lawsuit against Bell Atlantic (now Verizon) and its affiliates in the United States District Court for the District of Columbia. The Company is pursuing antitrust and other claims in this lawsuit arising out of Verizon's conduct as a supplier of network facilities, including central office space, transmission facilities and telephone lines. In December 2000, the Company also filed a lawsuit against BellSouth Telecommunications and its subsidiaries in the United States District Court for the Northern District of Georgia. The Company is pursuing claims in this lawsuit that are similar to its claims against Verizon. Both courts dismissed some of the Company's claims based on the ruling of the Seventh Circuit in Goldwasser v. Ameritech. The court in the Verizon case also dismissed the Company's remaining claims on other grounds. The Company voluntarily dismissed its remaining claims in the BellSouth case so it could pursue certain issues on appeal. The Company appealed these decisions to the United States Court of Appeals for the Eleventh Circuit and the United States Court of Appeals for the District of Columbia. On August 2, 2002, the Eleventh Circuit Court of Appeals reversed the lower court's decision in the BellSouth case and remanded the case for further proceedings. BellSouth has requested a rehearing before the Eleventh Circuit. On or about December 20, 2002, the Eleventh Circuit denied BellSouth's request for a rehearing. The matter was subsequently remanded to the District Court where it is pending. In addition, the United States Supreme Court has agreed to review a decision from the United States Court of Appeals for the Second Circuit entitled Verizon Communications v. Law Offices of Curtis Trinko, which rejected the Goldwasser decision. The Eleventh Circuit relied in part on the Trinko decision when it reversed the lower court's dismissal of the Company's claims against BellSouth. The Company cannot predict the outcome of these matters.

On June 11, 2001, Verizon Communications filed a lawsuit against the Company in the United States District Court for the Northern District of California. Verizon is a supplier of telephone lines that the Company uses to provide services to its customers. In its amended complaint, Verizon claims that the Company falsified trouble ticket reports with respect to the phone lines that the Company ordered and seeks unspecified monetary damages (characterized as being in the "millions") and injunctive relief. The current complaint asserts causes of action for negligent and intentional misrepresentation and violations of California's unfair competition statute. On November 13, 2002, the District Court entered summary judgment in favor of the Company and dismissed Verizon's claims against the Company in their entirety. Verizon has appealed the dismissal of its lawsuit. The Company believes it has strong defenses to this lawsuit, but litigation is inherently unpredictable and there is no guarantee it will prevail.

Several stockholders have filed complaints in the United States District Court for the Southern District of New York, on behalf of themselves and purported classes of stockholders, against the Company and several former and current officers and directors in addition to some of the underwriters in the Company's stock offerings. These lawsuits are so-called IPO allocation cases, challenging practices allegedly used by certain underwriters of public equity offerings during the late 1990s and 2000. On April 19, 2002 the plaintiffs amended their complaint and removed the Company as a defendant. Certain directors and officers are still named in the complaint. The plaintiffs claim that the Company failed to disclose the arrangements that some of these underwriters purportedly made with certain investors. The Company believes it has strong defenses to these lawsuits and intends to contest them vigorously. However, because these lawsuits are at an early stage, the Company is unable to provide an evaluation of the ultimate outcome of the litigation.

A manufacturer of telecommunications hardware named "COVID" has filed an opposition to the Company's trademark application for the mark "COVAD and design" and is seeking to cancel the Company's registration of the COVAD trademark. The Company does not believe that this opposition has merit, but trademark proceedings are unpredictable and there is no guarantee it will prevail. If it does not succeed, it could limit the Company's ability to provide its services under the "COVAD" name. In September 2000, COVID also filed a complaint in the United States District Court for the District of Arizona, alleging claims for false designation of origin, infringement and unfair competition. COVID is seeking an injunction to stop the Company from using the COVAD trademark, as well as an award of monetary damages. The Company does not believe that these claims have any merit, but the outcome of litigation is unpredictable and it cannot guarantee that it will prevail.

In June 2002, Dhruv Khanna was relieved of his duties as the Company's General Counsel and Secretary. Shortly thereafter, Mr. Khanna alleged that, over a period of years, certain current and former directors and officers breached their fiduciary duties to the Company by engaging in or approving actions that constituted waste and self-dealing, that certain current and former directors and officers had provided false representations to the Company's auditors and that he had been relieved of his duties in retaliation for his being a purported whistleblower and because of racial or national origin discrimination. He has threatened to file a shareholder derivative action against those current and former directors and officers, as well as a wrongful termination lawsuit. Mr. Khanna was placed on paid leave while his allegations were being investigated.

The Company's Board of Directors appointed a special investigative committee, which initially consisted of Dale Crandall and Hellene Runtagh, to investigate the allegations made by Mr. Khanna. Richard Jalkut was appointed to this committee shortly after he joined the Company's Board of Directors. This committee retained an independent law firm to assist in its investigation. Based on this investigation, the committee concluded that Mr. Khanna's allegations were without merit and that it would not be in the best interests of the Company to commence litigation based on these allegations. The committee considered, among other things, that many of Mr. Khanna's allegations were not accurate, that certain allegations challenged business decisions lawfully made by management or the board of directors, that the transactions challenged by Mr. Khanna in which any director had an interest were approved by a majority of disinterested directors in accordance with Delaware law, that the challenged director and officer representations to the Company's auditors were true and accurate, and that Mr. Khanna was not relieved of his duties as a result of retaliation for alleged whistleblowing or racial or national origin discrimination. Mr. Khanna has disputed the committee's work and the outcome of its investigation.

After the committee's findings had been presented and analyzed, the Company concluded in January 2003 that it would not be appropriate to continue Mr. Khanna on paid leave status, and determined that there was no suitable role for him at the Company. Accordingly, he was terminated as an employee of the Company. While the Company believes Mr. Khanna's contentions referred to above are without merit, and will be vigorously defended if brought, it is unable to predict the outcome of any potential lawsuit.

The Company is also a party to a variety of other pending or threatened legal proceedings as either plaintiff or defendant, or is engaged in business disputes that arise in the ordinary course of business. Failure to resolve these various legal disputes and controversies without excessive delay and cost and in a manner that is favorable to the Company could significantly harm its business. The Company does not believe the ultimate outcome of these matters will have a material impact on its consolidated financial position and results of operations. However, litigation is inherently unpredictable and there is no guarantee the Company will prevail or otherwise not be adversely affected.

The Company is subject to state public utility commission, FCC and other court decisions as they relate to the interpretation and implementation of the 1996 Telecommunications Act, the interpretation of competitive telecommunications company interconnection agreements in general, and the Company's interconnection agreements in particular. In some cases the Company may be bound by or may otherwise be significantly impacted by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to the Company's agreements. The results of any of these proceedings could harm the Company's business.

In addition, the Company is engaged in a variety of legal proceedings with several traditional telephone companies. These proceedings concern the traditional telephone companies' denial of central office space to the Company, the cost and delivery of transmission facilities and telephone lines and central office spaces, billing issues and other operational issues. Other than the payment of legal fees and expenses, which are not quantifiable but are expected to be material, the Company does not believe that these matters will result in material liability to us and the potential gains are not quantifiable at this time. An unfavorable result in any of these proceedings, however, could have a material adverse effect on the Company's consolidated financial position and results of operations if the Company is denied access or charged higher rates for transmission lines or central office spaces.

Other Contingencies

As of December 31, 2002, the Company had disputes with a number of telecommunications companies concerning the balances owed to such telecommunications carriers for collocation fees and certain network services. The Company believes such disputes will be resolved without a material adverse effect on its consolidated financial position and results of operations. However, it is reasonably possible that the Company's estimates of its collocation fee and network service obligations, as reflected in the accompanying consolidated balance sheets, could change in the near term, and the effects could be material to the Company's consolidated financial position and results of operations. In this regard, on February 26, 2002, the Company executed a settlement agreement with Verizon involving certain disputed collocation fee and network service obligations. Under the terms of this settlement agreement, (i) the Company was relieved of an accrued collocation fee and network service obligation with a balance of $5,570, which was recorded as a reduction of network and product costs during the fourth quarter of 2001 and (ii) Verizon's ultimate damage award or settlement, if any, pursuant to the Company's antitrust lawsuit against Verizon will be reduced by approximately $6,600. Furthermore, in May 2002, the Company executed a settlement agreement with another telecommunications company involving certain disputed network service obligations. Under the terms of this settlement agreement, the Company was relieved of a network service obligation with a recorded balance of $6,018 through a combination of a $468 payment and a $5,550 credit that reduced network and product costs during the year ended December 31, 2002. In addition, the Company is engaged in a variety of legal proceedings with multiple telephone companies. These negotiations, arbitrations and regulatory proceedings concern the traditional telephone companies' denial of physical central office space to the Company in certain central offices, the cost and delivery of transmission facilities and telephone lines and central office space, billing issues and other operational issues. An unfavorable outcome in any of these negotiations, arbitrations and regulatory proceedings could have a material adverse effect on the Company's consolidated financial position and results of operations if it is denied or charged higher rates for transmission lines or central office space.

As of December 31, 2002, the Company was analyzing the applicability of certain transaction-based taxes to (i) sales of the Company's products and services and (ii) purchases of telecommunications circuits from various carriers. This analysis includes discussions with authorities of significant jurisdictions in which the Company does business to determine the extent of the Company's respective transaction-based tax liabilities. It is the Company's opinion that such analysis will be concluded without a material adverse effect on its consolidated financial position and results of operations. However, it is reasonably possible that the Company's estimates of its transaction-based tax liabilities, as reflected in the accompanying consolidated balance sheets, could change in the near term, and the effects could be material to the Company's consolidated financial position and results of operations.

11. Stockholders' Equity (Deficit)

Strategic Investors

In January 1999, the Company entered into strategic relationships with AT&T Corp., NEXTLINK Communications, Inc. (now XO Communications) and Qwest Communications Corporation. As part of these strategic relationships, the Company received equity investments totaling approximately $60,000. The Company recorded intangible assets of $28,700 associated with these transactions that were being amortized over periods of three to six years using the straight-line method. For the year ended December 31, 2000, such amortization expense totaled $8,300 (none in 2002 or 2001-Note 5).

On September 20, 2000, the Company entered into various agreements (the "September 2000 Agreements") with SBC Communications, Inc. ("SBC"), including (i) a six-year resale and marketing agreement under which SBC was to market and resell the Company's DSL services (through December 31, 2000, the Company had not provided any DSL services to SBC or recognized any revenues under this arrangement), (ii) a stock purchase agreement whereby SBC acquired, on November 6, 2000, a minority ownership position of approximately 6% of the Company's outstanding common stock in exchange for $150,000, and (iii) a settlement agreement of the Company's pending legal matters with SBC and its affiliates including performance standards and line-sharing arrangements governing the future commercial relationship between the two entities in all 13 SBC states.

Effective December 20, 2001, immediately prior to Covad's emergence from Chapter 11 bankruptcy (Note 3), the Company entered into a series of new agreements with SBC, including (i) a $50,000 Credit Agreement (Note 7), (ii) a 10-year resale agreement (the "Resale Agreement") under which SBC, its affiliates or special agents will resell the Company's DSL services (SBC made a $75,000 noninterest-bearing prepayment, which is collateralized by substantially of the Company's domestic assets, to the Company on December 20, 2001 under the terms of the Resale Agreement) and (iii) a termination and mutual general release agreement (the "Termination Agreement") that resulted in the cancellation of the September 2000 Agreements, except for the stock purchase agreement and an interconnection and line-sharing agreement that remains in effect. The Company received a payment of $10,000 from SBC on December 20, 2001 under the terms of the Termination Agreement, which was deferred and is being recognized as revenue on a straight-line basis over the 10-year term of the Resale Agreement.

Common Stock

6,625 and 141,897 shares of the Company's common stock outstanding at December 31, 2002 and 2001, respectively, were subject to repurchase provisions which generally lapse over a four-year period from the date of issuance.

Common stock reserved for future issuance as of December 31, 2002 was as follows:

Bankruptcy claims (Note 3)	7,078,733
Outstanding options	25,675,014
Options available for grant	15,957,768
Employee stock purchase plan	6,450,827
Outstanding warrants	3,736,574
TOTAL	58,898,916

Stockholder Protection Rights Plan

On February 15, 2000, the Company's board of directors adopted a Stockholder Protection Rights Plan under which stockholders received one right for each share of the Company's common stock or Class B common stock owned by them. The rights become exercisable, in most circumstances, upon the accumulation by a person or group of 15% or more of the Company's outstanding shares of common stock. Each right entitles the holder to purchase from the Company, as provided by the Stockholder Protection Rights Agreement, one one-thousandth of a share of participating preferred stock, par value $.001 per share, for $400 per share, subject to adjustment. As of December 31, 2002 and 2001, none of these rights were exercisable.

Warrants

On September 4, 2002, in conjunction with the execution of a five-year Broadband Internet Access Service Agreement (the "Broadband Agreement") with America Online, Inc., a wholesale customer, the Company granted America Online three warrants to purchase 1,500,000 shares of the Company's common stock for $1.06 per share, 1,000,000 shares of the Company's common stock for $3.00 per share and 1,000,000 shares of the Company's common stock for $5.00 per share. Such warrants were immediately exercisable, fully vested and non-forfeitable at the date of grant. Accordingly, the measurement date for these warrants was the date of grant. The aggregate fair value of such warrants of $3,790, which was determined using the Black-Scholes option valuation model and the following assumptions: closing price of the Company's common stock on September 4, 2002 of $1.14 per share; expected life of seven years (which is also the contractual life of the warrants); dividend yield of zero; volatility of 1.56; and a risk-free interest rate of 3.63%, was recorded as a deferred customer incentive and is being recognized as a reduction of revenues ($250 for the year ended December 31, 2002) on a straight-line basis over the five-year term of the Broadband Agreement because management believes that future revenues from America Online will exceed the fair value of the warrants described above. However, because the Broadband Agreement contains no minimum purchase commitment and is cancelable under certain circumstances by America Online, the Company will continue to monitor the recoverability of the deferred customer incentive balance described above in periods ending subsequent to December 31, 2002.

Warrants for the purchase of 236,574 shares of the Company's common stock were outstanding as of December 31, 2002. Such warrants are exercisable at prices ranging from $0.0015 to $48.44 per share during periods ending between February 2003 and March 2008. All such warrants were vested as of December 31, 2002.

12. Income Taxes

The Company has made no provision for income taxes in any period presented in the accompanying consolidated financial statements because it incurred operating losses in each of these periods. In addition, the Company made no provision for income taxes on the extraordinary gain resulting from the extinguishment of debt in 2001 (Note 3) due to the relevant Federal and state tax regulations governing the treatment of debt extinguishment income in Chapter 11 bankruptcy proceedings.

A reconciliation of income taxes computed at the federal statutory rate (35%) to income tax expense (benefit) recorded in the Company's consolidated statements of operations is as follows:

	Year ended December 31,		
	2002	2001	2000
Federal benefit at statutory rate	$ (64,690)	$ (241,139)	$ (505,098)
Nondeductible interest expense	—	878	1,189
Net operating losses with no current benefits	65,704	206,948	342,863
Goodwill	—	—	158,257
Deconsolidation of BlueStar	—	23,915	—
Other	(1,014)	9,398	2,789
INCOME TAX EXPENSE (BENEFIT)	—	—	—

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

	December 31,	
	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 284,482	$ 149,756
Capital loss carryforwards	10,803	—
Deferred and unearned revenue	45,600	69,132
Deconsolidation of BlueStar	21,589	—
Unconsolidated investments in affiliates	12,424	25,454
Depreciation and amortization	36,037	36,437
Other	11,107	11,734
Total deferred tax assets	422,042	292,513
Valuation allowance	(422,042)	(292,513)
Net deferred tax assets	—	—
Deferred tax liabilities	—	—
NET DEFERRED TAXES	—	—

Realization of the Company's deferred tax assets relating to net operating loss carryforwards and other temporary differences is dependent upon future earnings, the timing and amount of which are uncertain. Accordingly, the Company's net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased (decreased) by $129,529, $(145,941) and $411,672 during 2002, 2001 and 2000, respectively.

As of December 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of $646,000, which will expire beginning in the year 2021, if not utilized. The Company's federal net operating loss carryforwards were reduced by approximately $995,000 as a result of the Company's Chapter 11 bankruptcy proceedings (Note 3). The Company also had net operating loss carryforwards for state income tax purposes of approximately $1,165,000, which begin to expire in 2004, if not utilized. In addition, the Company had capital loss carryforwards for both federal and state income tax purposes of approximately $27,000, which begin to expire in 2006, if not utilized.

The tax benefits associated with employee stock options provided cumulative deferred tax benefits of approximately $2,300 at December 31, 2002. Such deferred tax benefits have been offset by a valuation allowance and will be credited to additional paid-in capital when realized.

The utilization of the Company's net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

13. Employee Benefit Plans

Defined Contribution Plan

The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. The Company does not match contributions by plan participants.

In connection with the Company's acquisition of Laser Link (Note 6) and BlueStar (Notes 4 and 6), the Company merged Laser Link's and BlueStar's defined contribution retirement plan under Section 401(k) of the Internal Revenue Code into the Company's defined contribution retirement plan.

1998 Employee Stock Purchase Plan

In January 1999, the Company adopted the 1998 Employee Stock Purchase Plan. The Company has reserved a total of 6,450,827 shares of common stock for issuance under the plan. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable twenty-four month offering period or the last day of the applicable six month purchase period.

Stock Option Plans

The 1997 Stock Plan (the "Plan") provides for the grant of stock purchase rights and options to purchase shares of common stock to employees and consultants from time to time as determined by the Company's board of directors. The options expire from two to eight years after the date of grant. As of December 31, 2002, the Company has reserved 41,632,782 shares of the Company's common stock under the Plan for sale and issuance at prices to be determined by the Company's board of directors.

In connection with the Company's acquisition of Laser Link, the Company assumed Laser Link's stock option plan. Laser Link's stock option plan provides for the grant of options to purchase shares of common stock to employees and consultants from time to time. The options expire up to ten years after the date of grant. The Company assumed the Laser Link stock option plan at the time it acquired Laser Link and it is no longer issuing options under the Laser Link stock option plan. A maximum of 1,434,957 shares of the Company's common stock will be available for issuance under the Laser Link Plan. The options granted under the Laser Link plan are included in the data set forth below.

In connection with the Company's acquisition of BlueStar, the Company assumed BlueStar's stock option plan. BlueStar's stock option plan provides for the grant of options to purchase shares of common stock to employees and consultants from time to time. The options expire up to ten years after the date of grant. The Company assumed the BlueStar stock option plan at the time it acquired BlueStar and it is no longer issuing options under the BlueStar stock option plan. A maximum of 1,251,182 shares of the Company's common stock will be available for issuance under the BlueStar stock option plan. The options granted under the BlueStar stock option plan are included in the data set forth below.

The following table summarizes stock option activity for the years ended December 31, 2002, 2001 and 2000:

	Number of Shares of Common Stock	Option Price Per Share	
Balance as of December 31, 1999	24,522,633	$ 0.007 –$	44.67
Granted and assumed	16,604,003	0.001	149.79
Exercised	(5,461,935)	0.001	66.58
Cancelled	(7,930,326)	0.001	64.75
Balance as of December 31, 2000	27,734,375	0.001	149.79
Granted	24,726,003	0.350	39.00
Exercised	(4,100,977)	0.001	2.56
Cancelled	(16,759,071)	0.001	149.79
Balance as of December 31, 2001	31,600,330	0.001	149.79
Granted	2,231,048	0.940	2.30
Exercised	(1,005,937)	0.001	2.56
Cancelled	(7,150,427)	0.001	149.79
balance as of December 31, 2002	25,675,014	0.001	149.79

The following is a summary of the status of stock options outstanding at December 31, 2002:

Exercise Price Range		Options Outstanding			Options Exercisable	
		Number of Shares	Weighted-Average Life Remaining	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$ 0.001	– $ 0.49	1,352,912	4.9	$ 0.28	872,479	$ 0.20
0.49	0.56	5,233,664	6.7	0.56	1,565,584	0.56
0.60	0.84	3,046,423	6.3	0.81	1,260,415	0.80
0.86	1.43	2,758,181	7.1	1.23	1,097,319	1.30
1.44	2.55	2,623,164	6.2	1.94	1,048,901	2.07
2.56	2.56	4,606,939	6.2	2.56	2,754,640	2.56
2.59	26.69	2,753,480	5.3	10.76	1,915,725	10.36
27.11	58.25	2,598,061	4.8	38.53	2,070,757	38.11
58.58	149.79	702,190	5.2	63.51	483,128	63.53
0.001	149.79	25,675,014	6.1	7.80	13,068,948	10.89

In addition to the reversal of stock-based compensation described in Note 1 under "Basis of Presentation," during the years ended December 31, 2002 and 2001, the Company reversed approximately $136 and $1,213, respectively, of stock-based compensation recorded in prior years due to the termination of certain employees. During the year ended December 31, 2002 and 2000, the Company recorded deferred stock-based compensation of approximately $426 and $628, respectively, as a result of employment status changes, stock option grants and restricted stock issuances with exercise or purchase prices that were less than the fair value of the Company's common stock at the date of grant or issuance (none in 2001). These amounts are being amortized to operations over the respective vesting periods of the underlying options using a graded vesting method. Amortization (reversal) of deferred stock-based compensation for the years ended December 31, 2002, 2001 and 2000 was approximately $(3,358), $1,597 and $4,481, respectively. Included in the amortization of deferred stock-based compensation for the years ended December 31, 2001 and 2000 are amounts aggregating $302 and $724, respectively, relating to accelerated vesting provisions included in stock options granted to certain employees in previous years. These accelerated vesting provisions were triggered by the resignation of such employees during 2001 and 2000. No similar amounts are included in the amortization of deferred stock-based compensation in 2002.

During the years ended December 31, 2002 and 2001, the Company extended the exercise period of options granted to certain former employees for the purchase of 272,184 and 244,550 shares, respectively, of the Company's common stock. Consequently, for the years ended December 31, 2002 and 2001, the Company recognized stock-based compensation expense of $221 and $253, respectively, which represents the difference between the exercise price of these options and the fair value of the Company's common stock on the respective dates of the option award modifications. The Company did not modify any stock-based awards in 2000.

The Company grants options to consultants from time to time in exchange for services. In general, these options vest over the contractual period of the consulting arrangement. The Company granted options to consultants to purchase 347,000 shares of the Company's common stock in 2001. No options were granted to consultants in 2002 and 2000. The fair value of these options is being amortized to expenses over the vesting term of the options. The Company recorded expenses of $64 and $186 for the fair value of these options in 2002 and 2001, respectively (none in 2000). As of December 31, 2002 and 2001 the fair value of the remaining unvested options granted to consultants was $3 and $643, respectively. These charges are subject to adjustment based on the fair value of the Company's common stock on the date the options vest.

Pro forma Stock-Based Compensation Information

Pro forma information regarding the results of operations and net income (loss) per share (Note 1) is determined as if the Company had accounted for its employee stock options using the fair value method. Under this method, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option valuation model.

The Company uses the intrinsic value method in accounting for its employee stock options because, as discussed below, the alternative fair value accounting requires the use of option valuation models that were not developed for use in valuing employee stock options. Under the intrinsic value method, when the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For the years ended December 31, 2002, 2001 and 2000, the fair value of the Company's stock-based awards to employees was estimated using the following weighted average assumptions:

	2002	2001	2000
Expected life of options in years	4.0	4.0	4.0
Volatility	152.1%	169.2%	171.0%
Risk-free interest rate	3.1%	3.5%	5.1%
Expected dividend yield	0.0%	0.0%	0.0%

14. Business Segments

The Company disaggregates its business operations based upon differences in services and marketing channels, even though the cash flows from these operations are not largely independent of each other. The Company's wholesale division ("Wholesale") is a provider of high-speed connectivity services, which utilize DSL technology, to ISP, enterprise and telecommunications carrier customers. The Company's direct division ("Direct") is a provider of high-speed connectivity, Internet access and other services to individuals, small and medium-sized businesses, corporations and other organizations. As described in Note 4, on June 25, 2001, BlueStar, which was a component of Direct, made an irrevocable assignment for the benefit of creditors of all its assets to an independent trustee in the State of Tennessee and, accordingly, was not part of the Company's operations during periods beginning after June 25, 2001. Corporate operations represent general corporate expenses, headquarters facilities and equipment, investments, and other nonrecurring and unusual items not allocated to the segments.

The accounting policies used in measuring segment assets and operating results are the same as those described in Notes 1 and 2. The items discussed in Notes 3, 4, 5 and 6 are not allocated to the segments and are included in corporate operations. Networks and communication equipment and related computer software and collocation fees (Note 1 and 5), and the associated depreciation and amortization expense, are allocated to Wholesale. The Company evaluates performance of the segments based on segment operating results, excluding nonrecurring and unusual items.

Information about the Company's current business segments was as follows as of and for the years ended December 31, 2002, 2001 and 2000 (the Company's 2000 segment information has been restated to conform to the Company's organizational structure in 2002 and 2001):

	Wholesale	Direct	Total Segments	Corporate Operations	Intercompany Eliminations	Consolidated Total
As of and for the year ended December 31, 2002:						
Domestic Internet and network access revenues from unaffiliated customers, net	$ 326,659	$ 56,837	$ 383,496	$ —	$ —	$ 383,496
Intersegment revenues	—	—	—	—	—	—
Total revenues, net	326,659	56,837	383,496	—	—	383,496
Operating expenses	313,007	77,538	390,545	58,483	—	449,028
Depreciation and amortization	106,903	2,257	109,160	3,278	—	112,438
Amortization of intangible assets	14,650	—	14,650	—	—	14,650
Non-cash litigation-related expenses	—	—	—	(11,628)	—	(11,628)
Total operating expenses	434,560	79,795	514,355	50,133	—	564,488
Loss from operations	(107,901)	(22,958)	(130,859)	(50,133)	—	(180,992)
Interest income	5,122	—	5,122	—	—	5,122
Equity in losses of unconsolidated affiliates	—	—	—	(806)	—	(806)
Interest expense	(5,581)	—	(5,581)	—	—	(5,581)
Other income (expense), net	—	—	—	(2,571)	—	(2,571)
Total other income (expense), net	(459)	—	(459)	(3,377)	—	(3,836)
NET LOSS	(108,360)	(22,958)	(131,318)	(53,510)	—	(184,828)
Assets	430,163	5,473	435,636	6,525	—	442,161
Investments in unconsolidated affiliates: Domestic	—	—	—	1,026	—	1,026
Capital expenditures for property and equipment	21,115	1,100	22,215	567	—	22,782

	Wholesale	Direct	Total Segments	Corporate Operations	Intercompany Eliminations	Consolidated Total
As of and for the year ended December 31, 2001:						
Domestic Internet and network access revenues from unaffiliated customers, net	$ 285,707	$ 46,889	$ 332,596	$ —	$ —	$ 332,596
Intersegment revenues	—	—	—	—	—	—
Total revenues, net	285,707	46,889	332,596	—	—	332,596
Operating expenses	490,107	90,651	580,758	85,726	—	666,484
Depreciation and amortization	127,908	2,393	130,301	7,619	—	137,920
Amortization of intangible assets	12,919	—	12,919	—	—	12,919
Provision for restructuring expenses	—	—	—	14,364	—	14,364
Provision for long-lived asset impairment	—	—	—	11,988	—	11,988
Non-cash litigation-related expenses	—	—	—	25,801	—	25,801
Total operating expenses	630,934	93,044	723,978	145,498	—	869,476
Loss from operations	(345,227)	(46,155)	(391,382)	(145,498)	—	(536,880)
Interest income	23,907	77	23,984	609	—	24,593
Equity in losses of unconsolidated affiliates	—	—	—	(13,769)	—	(13,769)
Interest expense	(90,048)	(2,734)	(92,782)	—	—	(92,782)
Other income (expense), net	(6,644)	(266)	(6,910)	(63,221)	—	(70,131)
Total other income (expense), net	(72,785)	(2,923)	(75,708)	(76,381)	—	(152,089)
Loss before extraordinary item	(418,012)	(49,078)	(467,090)	(221,879)	—	(688,969)
Extraordinary item	—	—	—	1,033,727	—	1,033,727
NET INCOME (LOSS)	(418,012)	(49,078)	(467,090)	811,848		344,758
Assets	656,200	801	657,001	18,167	—	675,168
Investments in unconsolidated affiliates:						
Domestic	—	—	—	1,874	—	1,874
International	—	—	—	3,000	—	3,000
Capital expenditures for property and equipment	10,454	614	11,068	4,664	—	15,732

	Wholesale	Direct	Total Segments	Corporate Operations	Intercompany Eliminations	Consolidated Total
For the year ended December 31, 2000:						
Domestic Internet and network access revenues from unaffiliated customers, net	$ 133,535	$ 25,201	$ 158,736	$ —	$ —	$ 158,736
Intersegment revenues	—	—	—	—	—	—
Total revenues, net	133,535	25,201	158,736	—	—	158,736
Operating expenses	626,004	41,014	667,018	69,383	—	736,401
Depreciation and amortization	79,421	7,770	87,191	4,014	—	91,205
Amortization of intangible assets	—	—	—	87,220	—	87,220
Provision for restructuring expenses	—	—	—	4,988	—	4,988
Provision for long-lived asset impairment	—	—	—	589,388	—	589,388
Write-off of in-process research and development costs	—	—	—	3,726	—	3,726
Total operating expenses	705,425	48,784	754,209	758,719	—	1,512,928
Loss from operations	(571,890)	(23,583)	(595,473)	(758,719)	—	(1,354,192)
Interest income	52,837	64	52,901	—	—	52,901
Equity in losses of unconsolidated affiliates	—	—	—	(6,452)	—	(6,452)
Interest expense	(108,289)	(1,574)	(109,863)	—	—	(109,863)
Other income (expense), net	(16,294)	13	(16,281)	—	—	(16,281)
Total other income (expense), net	(71,746)	(1,497)	(73,243)	(6,452)	—	(79,695)
Loss before cumulative effect of change in accounting principle	(643,636)	(25,080)	(668,716)	(765,171)	—	(1,433,887)
Cumulative effect of change in accounting principle	(9,249)	—	(9,249)	—	—	(9,249)
NET LOSS	(652,885)	(25,080)	(677,965)	(765,171)	—	(1,443,136)
Capital expenditures for property and equipment	289,874	6,485	296,359	22,875	—	319,234

15. Subsequent Events

On February 20, 2003, the FCC issued a press release announcing the results of its Triennial Review. Based on the Company's understanding of such press release, the FCC's Triennial Review is a significant development for the Company for the following reasons:

- The FCC announced that it is phasing out its rule requiring line-sharing over a three-year period. Line-sharing currently allows the Company to provision services using asymmetric DSL ("ADSL") technology over the same telephone line that the local telephone company is using to provide voice services. The federal rules requiring line-sharing will be phased out over a three-year period, during which the Company will be required to transition its existing line-sharing customers to new arrangements. New line-sharing customers may be acquired at regulated rates only during the first year of the transition. During each year of the transition, the FCC-mandated maximum price for the high-frequency portion of the phone line will increase incrementally towards the cost of a separate phone line. This means that, unless the Company reaches agreements with the local telephone companies that provide the Company with continued access to line-sharing, it will be required to purchase a separate telephone line in order to provide services to an end- user. The cost of a separate phone line is significantly higher than the cost of a shared line. As of December 31, 2002, the Company had approximately 169,000 subscriber lines using line-sharing agreements.
- The FCC also announced that the local telephone companies would not be required to allow the Company to access the packet-switching functions of fiber-fed telephone lines to provision DSL services. This means that, unless the Company reaches agreements with the local telephone companies, the Company will be unable to provide its most commonly-used services to end-users served by fiber-fed lines. This is significant for the Company's business because it preserves a substantial limit on the addressable market for its services, thereby limiting its growth. In addition, the local telephone companies are increasing their deployment of fiber-fed remote terminal architectures. The Company currently has no lines in service using packet-switching capabilities of fiber-fed telephone lines.
- The FCC announced that, if the state public utilities commissions deem it appropriate, companies that compete with the local telephone companies would continue to have access to the local telephone companies' networks in order to provide their services under an arrangement known as the Unbundled Network Element platform ("UNE-P"). Under this arrangement these competitive telecommunications companies purchase phone lines in order to provide voice and data services. The continued existence of the UNE-P provides the Company with the opportunity to potentially bundle its data services with the voice services of these companies.

The FCC has not yet issued its order in the Triennial Review and it is uncertain when that order will be released. Without that order, it is difficult for the Company to evaluate the full impact of the FCC's decision on its business. However, based on the FCC's announcement, it appears that at some point the Company will be required to purchase a separate telephone line in order to provide services to an end-user, unless it reaches agreements with the local telephone companies that provide the Company with continued access to line-sharing. The cost of a separate phone line is significantly higher than the cost of a shared line. If the Company is unable to obtain from the traditional telephone companies reasonable line-sharing rates substantially below the cost of a separate telephone line, it may stop selling stand-alone consumer grade services, which would slow the growth of its revenue and require it to significantly change its business plan.

On January 1, 2003, in conjunction with an amendment to an Agreement for Broadband Internet Access Services with AT&T Corp., a wholesale customer, the Company granted AT&T Corp. three warrants to purchase 1,000,000 shares of the Company's common stock for $0.94 per share, 1,000,000 shares of the Company's common stock for $3.00 per share and 1,000,000 shares of the Company's common stock for $5.00 per share. Such warrants were immediately exercisable, fully vested and nonforfeitable at the date of grant. Accordingly, the measurement date for these warrants was the date of grant. The aggregate fair value of such warrants of $2,640, which was determined using the Black-Scholes option valuation model and the following assumptions: closing price of the Company's common stock on December 31, 2002 of $0.94 per share; expected life of seven years (which is also the contractual life of the warrants); dividend yield of zero; volatility of 1.52; and a risk-free interest rate of 3.36%, was recorded as a deferred customer incentive in 2003 and is being recognized as a reduction of revenues on a straight-line basis over the three-year term of the agreement because management believes that future revenues from AT&T Corp. will exceed the fair value of the warrants described above.

Directors

Charles McMinn
CHAIRMAN, BOARD OF DIRECTORS

Charles Hoffman
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

L. Dale Crandall
DIRECTOR

Robert Hawk
DIRECTOR

Larry Irving
DIRECTOR

Richard Jalkut
DIRECTOR

Daniel Lynch
DIRECTOR

Hellene Runtagh
DIRECTOR

Officers

Charles Hoffman
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Mark Richman
EXECUTIVE VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER

Patrick Bennett
EXECUTIVE VICE PRESIDENT
AND GENERAL MANAGER,
COVAD BROADBAND SOLUTIONS

P. Michael Hanley
SENIOR VICE PRESIDENT,
ORGANIZATIONAL TRANSFORMATION

Anjali Joshi
EXECUTIVE VICE PRESIDENT,
ENGINEERING

Andrew Lockwood
EXECUTIVE VICE PRESIDENT
AND GENERAL MANAGER,
COVAD STRATEGIC PARTNERSHIPS

Beth Lackey
SENIOR VICE PRESIDENT,
CUSTOMER OPERATIONS

Ed Mattix
SENIOR VICE PRESIDENT,
CORPORATE COMMUNICATIONS
AND BRAND

Morgan McChesney
SENIOR VICE PRESIDENT,
NETWORK OPERATIONS

David McMorrow
SENIOR VICE PRESIDENT,
STRATEGIC DEVELOPMENT

Brad Sonnenberg
SENIOR VICE PRESIDENT
AND GENERAL COUNSEL

Corporate Headquarters

3420 Central Expressway
Santa Clara, California 95051
Phone: (408) 616-6500
Fax: (408) 616-6501
www.covad.com

Investor Relations

Covad Communications
Attn: Investor Relations
3420 Central Expressway
Santa Clara, California 95051
888-GO-COVAD (462-6823)
irinfo@covad.com
investorrelations@covad.com
www.covad.com

Transfer Agent

Mellon Investor Services
(201) 329-8660
(800) 522-6645
(800) 231-5469 (TDD)


COVAD

3420 Central Expressway, Santa Clara, California 95051
Phone: (408) 616-6500 Fax: (408) 616-6501 www.covad.com